Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system for the mandatory acquisition of shares in a public offering"

                              Financial Statements
                           for the fiscal years ended
                           December 31, 2007 and 2006.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"

                                TABLE OF CONTENTS
                      System established by the Regulations
      (N. T. 2001) set forth by the National Securities Commission (C.N.V.)

                    Financial Statements and Auditors' Report
             for the fiscal years ended December 31, 2007 and 2006.

                  Report of the Supervisory Syndics' Committee for the fiscal year ended December 31, 2007.

Heading                                                          Page 1

Consolidated Financial Statements                                Pages 2 to 45

Individual Financial Statements                                  Pages 46 to 66

Additional Information to the Notes to the Financial
Statements required by Section 68 of the Rules and Regulations of the Bolsa de Comercio de Buenos Aires (Buenos Aires Stock
Exchange).                                                       Pages 67 and 68

Supplementary and Explanatory  Statement by the Board of
Directors  required by Section 2 of the Rules on accounting
documents set forth by the  Regulations of the Bolsa de Comercio
de Cordoba (Cordoba Stock Exchange).                             Pages 69 and 70

Informative Review                                               Pages 71 to 74

Report of the Supervisory Syndics' Committee

Auditors' Report

Company's Name:                  Grupo Financiero Galicia S.A.
                                 "Corporation which has not adhered to the optional system for the mandatory acquisition of shares in a public offering"

Legal domicile:                  Tte. Gral.  Juan D. Peron No. 456 - 2nd floor
                                 Autonomous City of Buenos Aires

Principal line of business:      Financial and Investment Activities

                             Fiscal year N(degree)9
        Commenced January 1, 2007 and ended December 31, 2007, presented in comparative format.

            DATE OF REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE

Of Bylaws:                       September 30, 1999

Date of latest amendment
to Bylaws:                       June 26, 2006

Registration number with the
Corporation Control Authority
(I.G.J):                         11,891

Sequential Number - Corporation
Control Authority (I.G.J.):      1,671,058

Date of expiration of the
Company's Bylaws:                June 30, 2100

Name of the Controlling Company: EBA HOLDING S.A.

Principal line of business:      Financial and Investment Activities

Interest held by the Controlling
Company   in  the Shareholders'
equity as of 12.31.07:           22.65%

Percentage of votes which the
Controlling  Company  is
entitled to as of 12.31.07:      59.42%

       Capital status as of 12.31.07 (Note 8 to the Financial Statements)
                     (figures stated in thousands of pesos)
                                         Shares
--------------------------------------------------------------------------------
                                      Voting rights
Number                  Class           per share       Subscribed      Paid-in
-------------   -------------------   -------------   -------------   ----------
  281,221,650   Ordinary class "A",
                face value of 0.001        5                281,222      281,222
  960,185,367   Ordinary class "B",
                face value of 0.001        1                960,185      960,185
1,241,407,017                                             1,241,407    1,241,407

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                      Supplementary Accounting Information
          Consolidated Balance Sheet as of December 31, 2007 and 2006.
                     (figures stated in thousands of pesos)

                                                                                      12.31.07      12.31.06
                                                                                    -----------    -----------
ASSETS
  CASH AND DUE FROM BANKS                                                             2,960,013      2,294,849
  - Cash                                                                                743,185        550,851
  - Financial institutions and correspondents                                         2,216,828      1,743,998
    - Argentine Central Bank                                                          1,648,864      1,494,699
    - Other local financial institutions                                                 26,425          6,781
    - Foreign                                                                           541,539        242,518
                                                                                    -----------    -----------
  GOVERNMENT AND CORPORATE SECURITIES                                                 1,694,030      3,188,648
                                                                                    -----------    -----------
  - Holdings of securities in investment accounts                                     1,320,572      2,608,827
  - Holdings of trading securities                                                       38,991         28,566
  - Government unlisted securities                                                        1,872        431,753
  - Securities issued by the Argentine Central Bank                                     331,622        119,520
  - Investments in listed corporate securities                                              973            339
  - Allowances                                                                                -           (357)
                                                                                    -----------    -----------
  LOANS                                                                              11,601,029     10,524,972
                                                                                    -----------    -----------
  - To the non-financial public sector                                                1,265,466      2,739,282
  - To the financial sector                                                             110,028        311,623
    - Interbank loans - (call money loans granted)                                        2,906        204,191
    - Other loans to domestic financial institutions                                     64,895         64,881
    - Accrued interest, adjustments and exchange rate differences receivable             42,227         42,551
  - To the non-financial private sector and residents abroad                         10,654,142      7,801,109
    - Overdrafts                                                                        792,148        346,135
    - Promissory notes                                                                2,911,170      2,143,706
    - Mortgage loans                                                                    945,088        687,954
    - Pledge loans                                                                       94,520         67,145
    - Consumer loans                                                                    977,976        563,232
    - Credit card loans                                                               3,630,133      2,458,572
    - Other                                                                           1,168,684      1,403,209
    - Accrued interest, adjustments and exchange rate differences receivable            177,027        154,960
    - Documented interest                                                               (42,462)       (23,231)
    - Unallocated collections                                                              (142)          (573)
  - Allowances                                                                         (428,607)      (327,042)
                                                                                    -----------    -----------
  OTHER RECEIVABLES RESULTING FROM FINANCIAL BROKERAGE                                3,596,970      5,412,824
                                                                                    -----------    -----------
  - Argentine Central Bank                                                              192,911      1,878,286
  - Amounts receivable for spot and forward sales to be settled                          31,090         91,441
  - Securities receivable under spot and forward purchases to be settled              1,517,600      1,464,917
  - Others not included in the debtor classification regulations                      1,603,703      1,761,381
  - Unlisted negotiable obligations                                                      20,868         26,721
  - Balances from forward transactions without delivery of underlying asset to
     be settled                                                                           1,087          1,807
  - Others included in the debtor classification regulations                            240,270        207,930
  - Accrued interest receivable not included in the debtor classification
     regulations                                                                          2,017          1,463
  - Accrued interest receivable included in the debtor classification regulations         6,594            774
  - Allowances                                                                          (19,170)       (21,896)
                                                                                    -----------    -----------
  ASSETS UNDER FINANCIAL LEASES                                                         355,784        206,175
                                                                                    -----------    -----------
  - Assets under financial leases                                                       359,552        208,603
  - Allowances                                                                           (3,768)        (2,428)

The accompanying Notes 1 to 26 are an integral part of these consolidated financial statements.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                      Supplementary Accounting Information
          Consolidated Balance Sheet as of December 31, 2007 and 2006.
                     (figures stated in thousands of pesos)

                                                                                     12.31.07       12.31.06
                                                                                    -----------    -----------
  EQUITY INVESTMENTS                                                                     43,790         35,575
                                                                                    -----------    -----------
  - In financial institutions                                                             3,138          3,057
  - Other                                                                                82,009         77,385
  - Allowances                                                                          (41,357)       (44,867)
                                                                                    -----------    -----------
  MISCELLANEOUS RECEIVABLES                                                           1,246,054        675,510
                                                                                    -----------    -----------
  - Receivables for assets sold                                                          15,980         15,118
  - Tax on minimum presumed income - Tax credit                                         258,515        218,884
  - Other                                                                             1,056,970        515,805
  - Accrued interest on receivables for assets sold                                          98             93
  - Other accrued interest and adjustments receivable                                        79             82
  - Allowances                                                                          (85,588)       (74,472)
                                                                                    -----------    -----------
  BANK PREMISES AND EQUIPMENT                                                           743,132        490,290
                                                                                    -----------    -----------
  MISCELLANEOUS ASSETS                                                                  112,575        271,107
                                                                                    -----------    -----------
  INTANGIBLE ASSETS                                                                     448,318        502,796
                                                                                    -----------    -----------
  - Goodwill                                                                             58,266         65,165
  - Organization and development expenses                                               390,052        437,631
                                                                                    -----------    -----------
  UNALLOCATED ITEMS                                                                       9,161          4,381
                                                                                    -----------    -----------
  OTHER ASSETS                                                                           17,882          8,311
                                                                                    -----------    -----------
TOTAL ASSETS                                                                         22,828,738     23,615,438
                                                                                    -----------    -----------

The accompanying Notes 1 to 26 are an integral part of these consolidated financial statements.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                      Supplementary Accounting Information
          Consolidated Balance Sheet as of December 31, 2007 and 2006.
                     (figures stated in thousands of pesos)

                                                                                     12.31.07      12.31.06
                                                                                    -----------   -----------
LIABILITIES
                                                                                    -----------   -----------
  DEPOSITS                                                                           13,165,621    10,779,369
                                                                                    -----------   -----------
  - Non-financial public sector                                                         193,911        63,922
  - Financial sector                                                                    167,206       154,303
  - Non-financial private sector and residents abroad                                12,804,504    10,561,144
    - Current Accounts                                                                2,629,925     1,982,765
    - Savings Accounts                                                                3,228,954     2,442,946
    - Time Deposits                                                                   6,543,910     5,789,299
    - Investment accounts                                                                   199         4,031
    - Other                                                                             291,103       211,176
    - Accrued interest and exchange rate differences payable                            110,413       130,927
                                                                                    -----------   -----------
  OTHER LIABILITIES RESULTING FROM FINANCIAL BROKERAGE                                6,362,954     9,806,216
                                                                                    -----------   -----------
  - Argentine Central Bank                                                                  698     3,025,977
    - Other                                                                                 698     3,025,977
  - Banks and international entities                                                    717,316       844,263
  - Unsubordinated negotiable obligations                                             2,190,231     2,809,416
  - Amounts payable for spot and forward purchases to be settled                      1,273,308     1,046,181
  - Securities to be delivered under spot and forward sales to be settled                30,734        91,329
  - Loans from domestic financial institutions                                          213,039       281,445
    - Interbank loans (call money loans received)                                        12,501        99,594
    - Other loans from domestic financial institutions                                  199,191       181,461
    - Accrued interest payable                                                            1,347           390
  - Balances from forward transactions without delivery of underlying asset to
     be settled                                                                               -         2,478
  - Other                                                                             1,855,825     1,577,126
  - Accrued interest and exchange rate differences payable                               81,803       128,001
                                                                                    -----------   -----------
  MISCELLANEOUS LIABILITIES                                                             324,583       223,095
                                                                                    -----------   -----------
  - Dividends payable                                                                        40             -
  - Directors' and syndics' fees                                                          4,343         3,255
  - Other                                                                               320,200       219,002
  - Adjustments and accrued interest payable                                                 -            838
                                                                                    -----------   -----------
  PROVISIONS                                                                            170,083       182,927
                                                                                    -----------   -----------
  SUBORDINATED NEGOTIABLE OBLIGATIONS                                                   855,258       777,617
                                                                                    -----------   -----------
  UNALLOCATED ITEMS                                                                       6,347         5,734
                                                                                    -----------   -----------
  OTHER LIABILITIES                                                                      71,800        64,827
                                                                                    -----------   -----------
  MINORITY INTEREST IN CONSOLIDATED ENTITIES OR COMPANIES                               217,587       167,185
                                                                                    -----------   -----------
TOTAL LIABILITIES                                                                    21,174,233    22,006,970
                                                                                    -----------   -----------
SHAREHOLDERS' EQUITY                                                                  1,654,505     1,608,468
                                                                                    -----------   -----------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                           22,828,738    23,615,438
                                                                                    -----------   -----------

The accompanying Notes 1 to 26 are an integral part of these consolidated financial statements.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                      Supplementary Accounting Information
       Consolidated Memorandum Accounts As of December 31, 2007 and 2006.
                     (figures stated in thousands of pesos)

                                                                                  12.31.07     12.31.06
                                                                                 ----------   ----------
DEBIT                                                                            19,965,718   17,961,491
                                                                                 ==========   ==========
  CONTINGENT                                                                      6,781,309    8,215,105
                                                                                 ----------   ----------
  - Loans obtained (unused balances)                                                199,775      107,986
  - Guarantees received                                                           5,112,668    6,006,114
  - Others not included in the debtor classification regulations                     22,687       10,500
  - Contingencies re. contra items                                                1,446,179    2,090,505
                                                                                 ----------   ----------
  CONTROL                                                                         9,543,858    8,231,305
                                                                                 ----------   ----------
  - Uncollectible loans                                                             545,848      582,503
  - Other                                                                         8,637,351    7,461,271
  - Control re. contra items                                                        360,659      187,531
                                                                                 ----------   ----------
  DERIVATIVES                                                                     2,782,512      800,127
                                                                                 ----------   ----------
  - "Notional" value of forward transactions without delivery of underlying
      asset                                                                       1,740,332      475,338
  - Derivatives re. contra items                                                  1,042,180      324,789
                                                                                 ----------   ----------
  TRUST ACCOUNTS                                                                    858,039      714,954
                                                                                 ----------   ----------
  - Trust funds                                                                     858,039      714,954
                                                                                 ----------   ----------
CREDIT                                                                           19,965,718   17,961,491
                                                                                 ==========   ==========
  CONTINGENT                                                                      6,781,309    8,215,105
                                                                                 ----------   ----------
  - Loans granted (unused balances)                                                 827,851      624,847
  - Guarantees granted to the Argentine Central Bank                                      -      955,414
  - Other guarantees granted included in the debtor classification regulations      139,692      123,790
  - Other guarantees granted not included  in  the  debtor  classification          236,668      180,892
     regulations
  - Others included in the debtor classification regulations                        200,466      164,374
  - Others not included in the debtor classification regulations                     41,502       41,188
  - Contingencies re. contra items                                                5,335,130    6,124,600
                                                                                 ----------   ----------
  CONTROL                                                                         9,543,858    8,231,305
                                                                                 ----------   ----------
  - Checks and drafts to be credited                                                360,481      187,358
  - Other                                                                           277,068      471,472
  - Control re. contra items                                                      8,906,309    7,572,475
                                                                                 ----------   ----------
  DERIVATIVES                                                                     2,782,512      800,127
                                                                                 ----------   ----------
  - "Notional" value of put options written                                         162,336      175,923
  - "Notional" value of forward transactions without delivery of underlying
      asset                                                                         879,844      148,866
  - Derivatives re. contra items                                                  1,740,332      475,338
                                                                                 ----------   ----------
  TRUST ACCOUNTS                                                                    858,039      714,954
                                                                                 ----------   ----------
  - Trust liabilities re. contra items                                              858,039      714,954

The accompanying Notes 1 to 26 are an integral part of these consolidated financial statements.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                      Supplementary Accounting Information
                          Consolidated Income Statement
             For the fiscal year commenced January 1, 2007 and ended
               December 31, 2007, presented in comparative format
                         with the previous fiscal year.
                     (figures stated in thousands of pesos)

                                                                        12.31.07    12.31.06
                                                                       ---------   ---------
FINANCIAL INCOME                                                       1,997,886   2,229,823
                                                                       ---------   ---------
  - Interest on cash and due from banks                                   14,895         874
  - Interest on loans to the financial sector                              3,345       2,869
  - Interest on overdrafts                                               111,299      69,670
  - Interest on promissory notes                                         294,154     200,564
  - Interest on mortgage loans                                            98,364      69,967
  - Interest on pledge loans                                              12,408      12,146
  - Interest on credit card loans                                        431,790     281,116
  - Interest on other loans                                              202,771     105,813
  - Net income from government and corporate securities                  241,303     235,272
  - Interest on other receivables resulting from financial brokerage      36,231     171,878
  - Net income from secured loans - Decree No. 1387/01                    79,709     194,777
  - CER adjustment                                                       205,145     736,029
  - Exchange rate differences on gold and foreign currency                87,957      76,154
  - Other                                                                178,515      72,694
                                                                       ---------   ---------
FINANCIAL EXPENSES                                                     1,246,700   1,851,599
                                                                       ---------   ---------
  - Interest on current account deposits                                  16,377      21,043
  - Interest on savings account deposits                                   4,540       4,105
  - Interest on time deposits                                            521,096     313,036
  - Interest on interbank loans received (call money loans )               3,918       3,517
  - Interest on other loans from financial institutions                    1,946       3,462
  - Interest on other liabilities resulting from financial brokerage     313,586     317,459
  - Interest on subordinated obligations                                  94,660      76,480
  - Other interest                                                        45,848     186,578
  - CER adjustment                                                        66,984     697,694
  - Contributions made to Deposit Insurance Fund                          20,378      15,771
  - Other                                                                157,367     212,454
                                                                       ---------   ---------
GROSS FINANCIAL MARGIN                                                   751,186     378,224
                                                                       =========   =========
PROVISIONS FOR LOAN LOSSES                                               255,502     110,869
                                                                       ---------   ---------
INCOME FROM SERVICES                                                   1,170,700     853,093
                                                                       ---------   ---------
  - Related to lending transactions                                      334,730     247,501
  - Related to borrowing transactions                                    293,308     220,543
  - Other commissions                                                     18,731      17,056
  - Other                                                                523,931     367,993
                                                                       ---------   ---------
EXPENSES FOR SERVICES                                                    257,604     181,092
                                                                       ---------   ---------
  - Commissions                                                          117,708      80,801
  - Other                                                                139,896     100,291

The accompanying Notes 1 to 26 are an integral part of these consolidated financial statements.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                      Supplementary Accounting Information
                          Consolidated Income Statement
             For the fiscal year commenced January 1, 2007 and ended
                         December 31, 2007, presented in
                comparative format with the previous fiscal year.
                     (figures stated in thousands of pesos)

                                                                               12.31.07   12.31.06
                                                                               ---------   ---------
ADMINISTRATIVE EXPENSES                                                        1,286,324     974,564
                                                                               ---------   ---------
  - Personnel expenses                                                           670,587     506,632
  - Directors' and Syndics' fees                                                   6,415       5,989
  - Other fees                                                                    42,939      36,148
  - Advertising and publicity                                                    113,809      84,507
  - Taxes                                                                         70,393      50,469
  - Depreciation of bank premises and equipment                                   49,952      37,095
  - Amortization of organization expenses                                         35,640      34,904
  - Other operating expenses                                                     190,616     145,017
  - Other                                                                        105,973      73,803
                                                                               ---------   ---------
NET INCOME (LOSS) FROM FINANCIAL BROKERAGE                                       122,456     (35,208)
                                                                               =========   =========
MINORITY INTERESTS RESULT                                                        (32,119)    (19,016)
                                                                               ---------   ---------
MISCELLANEOUS INCOME                                                             273,503     295,228
                                                                               ----------  ---------
  - Net loss from equity investments                                               1,957           -
  - Penalty interests                                                              1,988       1,062
  - Loans recovered and allowances reversed                                       95,969     142,885
  - CER adjustment                                                                     8         105
  - Other                                                                        173,581     151,176
                                                                               ---------   ---------
MISCELLANEOUS LOSSES                                                             246,337     165,680
                                                                               ---------   ---------
  - Net loss from equity investments                                                   -      14,362
  - Penalty interests and charges in favor of the Argentine Central Bank              15         571
  - Loan loss provisions for miscellaneous receivables and other provisions       48,151      62,424
  - CER adjustment                                                                    35           -
  - Amortization of differences arising from court resolutions                   108,667           -
  - Depreciation and losses from miscellaneous assets                                627         923
  - Amortization of goodwill                                                      19,687      20,478
  - Other                                                                         69,155      66,922
                                                                               ---------   ---------
NET INCOME BEFORE INCOME TAX                                                     117,503      75,324
                                                                               ---------   ---------
INCOME TAX                                                                        71,466      94,238
                                                                               ---------   ---------
NET INCOME (LOSS) FOR THE FISCAL YEAR                                             46,037     (18,914)

The accompanying Notes 1 to 26 are an integral part of these consolidated financial statements.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                      Supplementary Accounting Information
            Consolidated Statement of Cash Flows and Cash Equivalents
                          For the fiscal year commenced
                  January 1, 2007 and ended December 31, 2007.
                     (figures stated in thousands of pesos)

                                                                               12.31.07
                                                                              ----------
CHANGES IN CASH AND CASH EQUIVALENTS (Note 24)
  - Cash at beginning of fiscal year                                           4,988,198
  - Cash at fiscal year-end                                                    3,766,207
                                                                              ----------
Decrease in cash (in constant currency)                                       (1,221,991)
                                                                              ==========
REASONS FOR CHANGES IN CASH (IN CONSTANT CURRENCY)
Operating activities
Net collections/(payments) for:
- Government and corporate securities                                          2,032,639
- Loans
  - To the financial sector                                                        2,961
  - To the non-financial public sector                                         1,392,479
  - To the non-financial private sector and residents abroad                  (1,980,668)
- Other receivables resulting from financial brokerage                           104,446
- Assets under financial leases                                                 (103,549)
- Deposits
  - To the financial sector                                                       12,903
  - To the non-financial public sector                                           129,989
  - To the non-financial private sector and residents abroad                   1,622,299
- Other liabilities from financial brokerage
  - Financing from the financial sector
    - Interbank loans - (call money loans received )                             (91,418)
  - Other (except from liabilities included in financing activities)             (67,843)
Collections related to income from services                                    1,269,539
Payments related to expenses for services                                       (300,232)
Administrative expenses paid                                                  (1,212,426)
Payment of organization and development expenses                                 (82,352)
Collection for penalty interests, net                                              1,973
Differences arising from court resolutions paid                                  (18,470)
Collection of dividends from other companies                                       3,982
Other collections related to miscellaneous profits and losses                    111,277
Net collections / (payments) for other operating activities
  - Other receivables and miscellaneous liabilities                              (57,146)
  - Other operating activities, net                                               67,627
Income tax and minimum presumed income tax payment                               (64,767)
                                                                              ----------
Net cash flow generated by operating activities                                2,773,243
                                                                              ==========
Investment activities
Payments for bank premises and equipment, net                                    (71,421)
Payments for miscellaneous assets, net                                           (71,634)
Payments for equity investments                                                   (1,698)
                                                                              ----------
Net cash flows used in investment activities                                    (144,753)

The accompanying Notes 1 to 26 are an integral part of these consolidated financial statements.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                      Supplementary Accounting Information
      Consolidated Statement of Cash Flows and Cash Equivalents (Continued)
   For the fiscal year commenced January 1, 2007 and ended December 31, 2007.
                     (figures stated in thousands of pesos)

                                                                      12.31.07
                                                                    -----------
Financing activities
Net collections/(payments) for:
- Unsubordinated negotiable obligations                                (995,488)
- Argentine Central Bank:
  - Other                                                            (2,750,536)
- Banks and international entities                                     (113,268)
- Subordinated obligations                                              (51,930)
- Loans from domestic financial institutions                             16,793
Capital contributions                                                       299
Distribution of dividends                                                (5,517)
                                                                    -----------
Net cash flows used in financing activities                          (3,899,647)
                                                                    ===========
Financial results and by holding of cash and cash
equivalents (including interest and monetary result)                     49,166
                                                                    ===========
(Decrease) in cash, net                                              (1,221,991)

The accompanying Notes 1 to 26 are an integral part of these consolidated financial statements.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                      Supplementary Accounting Information
                 Notes to the Consolidated Financial Statements
             for the fiscal years ended December 31, 2007 and 2006.
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 1:   PRESENTATION OF FINANCIAL STATEMENTS

The consolidated Financial Statements are presented in line with the provisions of Argentine Central Bank's ("B.C.R.A.") Communique "A" 3147 and supplementary regulations regarding financial reporting requirements for the publication of quarterly and annual financial statements, with the guidelines of Technical Pronouncement Nos. 8 and 19 of the Argentine Federation of Professional Councils in Economic Sciences ("F.A.C.P.C.E.") and with the guidelines of the General Resolution No. 434/03 of the National Securities Commission ("C.N.V."). The presentation of the Statement of Cash Flows and cash equivalents presented in comparative format is required by law as from September, 2008. These financial statements include the balances corresponding to Banco de Galicia y Buenos Aires
S. A.'s activities and its subsidiaries located in Argentina and abroad and they form an integral part as supplementary information along with the Bank's annual financial statements. Therefore, they must be read in conjunction with them.

These financial statements reflect the effects of the changes in the purchasing power of the currency up to February 28, 2003, by following the restatement method established by Technical Resolution No. 6 of "F.A.C.P.C.E". In line with Argentine Central Bank's Communique "A" 3921, Decree No. 664/03 of the National Executive Branch and General Resolution No. 441/03 of the C.N.V., the Company discontinued the application of that method and therefore did not recognize the effects of the changes in the purchasing power of the currency originated after March 1, 2003.

Resolution M.D. No. 41/03 of the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires (C.P.C.E.C.A.B.A) established the discontinuation of the recognition of the changes in the purchasing power of the currency, effective October 1, 2003.

NOTE 2:   ACCOUNTING STANDARDS

The most relevant accounting standards used in preparing the consolidated financial statements are listed below:

a. Consolidation of Financial Statements
The financial statements of Grupo Financiero Galicia S.A. have been consolidated on a line-by-line basis with those of Banco de Galicia y Buenos Aires S.A., Net Investment S.A., Galicia Warrants S.A., Sudamericana Holding S.A. and Galval Agente de Valores S.A. (See Note 3 to the consolidated financial statements).

Banco de Galicia y Buenos Aires S.A. is the Company's main equity investment, a financial institution subject to the Argentine Central Bank regulations. For this reason, the Company has adopted the valuation and disclosure criteria applied by Banco de Galicia y Buenos Aires S.A.

Banco de Galicia y Buenos Aires S. A.'s consolidated financial statements include the balances of its subsidiaries abroad: Banco Galicia Uruguay S. A. and Galicia (Cayman) Limited. The conversion into pesos of these subsidiaries' accounting balances was made according to the following:

a. Assets and liabilities were converted into pesos according to item b.1. b.Allotted capital has been computed for the actually disbursed restated amounts.
c. Accumulated earnings were determined by the difference among assets, liabilities and the allotted capital.
d. Earnings for the fiscal year were determined by the difference between the accumulated earnings at the beginning of the fiscal year and the accumulated earnings at the end of the period.
The balances of income statement accounts were converted into pesos applying the monthly average exchange rates recorded in each month of this fiscal year.
e. Significant items arising from intercompany transactions, not involving third parties, have been eliminated from the Balance Sheet and the Income Statement.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (Continued)
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 2:   (Continued)

b. Consistency of accounting principles
Accounting principles applied to the financial statements of Net Investment S.A., Galicia Warrants S.A., Sudamericana Holding S.A. and Galval Agente de Valores S.A., are similar to those applied by the Company (See Note 1 to the financial statements).

The main valuation criteria applied by Banco de Galicia y Buenos Aires S.A. are listed below:

b.1. - Foreign currency assets and liabilities
These are stated at the U.S. dollar exchange rate set by the Argentine Central Bank, at the close of operations on the last business day of each month.

As of December 31, 2007 and December 31, 2006, balances in U.S. dollars were converted applying the reference exchange rate (figures stated in pesos $ 3.1510 and $ 3.0695, respectively) set by the Argentine Central Bank.

Assets and liabilities valued in foreign currencies other than the U.S. dollar have been converted into the latter currency using the swap rates informed by the Argentine Central Bank.

b.2. - Gold bullion
Gold bullion is valued at the most recent U.S. dollar closing selling quotation for the troy ounce on the London Market, net of estimated direct selling costs.

The procedure referred in item b.1. has been applied for conversion into local currency.

b.3. - Government and corporate securities b.3.a. - Government securities
I) Holdings of securities in investment accounts:
These include Boden 2012 received within the scope of Sections 28 and 29 of Decree No. 905/02 (see Note 16.3 to the consolidated financial statements) recorded at their "technical value".

The same criterion was applied to holdings of such bonds used in repo transactions recorded under "Other Receivables Resulting from Financial Brokerage" and "Miscellaneous Receivables".

Had these securities been valued at market price, into which, as of December 2006, the bonds to be received were included therein, Banco de Galicia y Buenos Aires S.A's Shareholders' equity would have been reduced as of December 31, 2007 and December 31, 2006, by approximately $306,460 and $ 202,299, respectively.

II) Holdings of trading securities:
These are recorded at the closing price for each class of securities at fiscal year end, plus the value of amortization and interest coupons due and receivable, less estimated selling costs, when applicable.

III) Unlisted securities:
As of December 31, 2007 and December 31, 2006, Banco de Galicia y Buenos Aires S.A. carries the following holdings:

a) Secured bonds in pesos (Bogar)
As of the date of these financial statements, no holdings of these bonds were recorded.

As of December 31, 2006, the holdings allocated as collateral for the advance for the acquisition of the remaining Hedge Bond, have been valued at the value admitted for those purposes. The remaining holdings were valued at the lowest of their "present value" and "technical value", as defined in item b.4. Had these securities been valued at market price, an increase of $ 1,475 in Banco de Galicia y Buenos Aires S.A.'s Shareholders' equity would have been recognized.

Securities sold and pending settlement were valued at their net realized value.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (Continued)
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 2:   (Continued)

b) Discount Bonds and GDP-Linked Negotiable Securities.
Banco de Galicia y Buenos Aires S.A. decided to participate in the exchange offered by the National Government, within the framework of the Argentine debt restructuring, and opted to exchange its holdings of "Medium-Term External Notes," Series 74 and 75, with a face value of US$ 280,471, for "Discount Bonds in Pesos" and "GDP-Linked Negotiable Securities" issued under the conditions established by Decree No. 1735/04.

As established in that Decree, acceptance of this offer implied receiving new debt instruments for an original principal amount equal to 33.7% of the non-amortized principal as of December 31, 2001, plus past due and unpaid interest up to that date.

As of December 31, 3007 and December 31, 2006, the securities received have been recorded at the lowest of the total future nominal cash payments up to maturity, specified by the terms and conditions of the new securities, and the carrying value of the securities tendered as of March 17, 2005, equivalent to the present value of the Secured Bonds' cash flows at that date.

This valuation is reduced by the amount of perceived payments and accrued interest is not recognized. As of December 31, 2007, holdings of such bonds are mainly used in repo transactions. Had these securities been marked to market, as of December 31, 2007 and December 31, 2006, Banco de Galicia y Buenos Aires S.A' Shareholders' equity would have been reduced by approximately $ 318,025 and $ 239,262 respectively.

IV) Securities issued by the Argentine Central Bank:
These are recorded at the closing listed price for each class of securities at the end of each fiscal year.

Holdings of unlisted securities were valued at their acquisition cost increased on an exponential basis according to their internal rate of return.

b.3.b. - Investments in listed corporate securities
These securities are valued at the fiscal year-end closing price, less estimated selling costs, when applicable.

b.4. - Secured loans - Decree No. 1387/01
In accordance with the Argentine Central Bank's regulations, secured loans have been recorded at the lowest of their "present value" and "technical value". The "present value" is defined as the "net present value" of a cash flow structure determined under contractual conditions and discounted at a rate set by the Argentine Central Bank which, as of December 31, 2007, was 6.5% per annum and, as of December 31, 2006, 5% per annum.

The "technical value" is the adjusted amount of each instrument under contractual conditions.

Banco de Galicia y Buenos Aires S.A. had recognized in the income statement the effect resulting from the application of this criterion.

At the date of these financial statements, their estimated realizable value is lower than their book value by $45,403 approximately. Said value was obtained by calculating the present value of their future cash flow of amortization and interest, based on the market rate of debt instruments of the same issuer.

b.5. - Accrual of adjustments, interest, exchange rate differences, premiums on future transactions and variable income
For foreign and local currency transactions with a principal adjustment clause, as well as for those in which rates have been prearranged for terms up to 92 days, the accrual has been recognized on a linear basis. For local currency transactions at rates arranged for longer periods, interest has been accrued on an exponential basis.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (Continued)
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 2:   (Continued)

For lending and borrowing transactions, which according to the legal and/or contractual conditions that may be applicable, the adjustment by the Stabilization Coefficient of Reference (Coeficiente de Estabilizacion de Referencia) (C.E.R) has been accrued.

b.6. - Debt securities and Participation Certificates in Financial Trusts
Debt securities added at par have been recorded at their technical value; the remaining holdings were valued at their cost increased according to their internal rate of return. Participation certificates in financial trusts are valued taking into account the share in the assets, net of liabilities that stem from the financial statements of the respective trusts.

b.7. - Unlisted negotiable obligations
Holdings of these securities are valued at their acquisition cost increased on an exponential basis according to their internal rate of return.

b.8. - Assets under financial leases
Assets under financial leases are stated at cost less accumulated amortization, adjusted by the C.E.R, where applicable.

b.9. - Equity investments
b.9.a. - In financial institutions, supplementary and authorized activities
Argentine:
Banco de Galicia y Buenos Aires S. A.'s equity investment in Banelco S. A. is valued under the equity method, based on this company's last financial statements available.

The rest of the companies with supplementary activities, in which Banco de Galicia y Buenos Aires S. A. has an equity investment, is valued at their acquisition cost restated as set forth in Note 1 to these financial statements, plus stock dividends.

Banco de Galicia y Buenos Aires S.A. established an allowance for impairment of value for the amount by which it is estimated that the value of the investment in Compensadora Electronica S.A. exceeds the equity method value.

b.9.b. - Equity investments
Argentine:
These are stated at their acquisition cost restated as mentioned in Note 1 to these financial statements, plus stock dividends.

An allowance for impairment of value has been established for the amount by which it is estimated that the value of the investments in Argencontrol S.A., Alfer S.A. (in liquidation), Galicia Inmobiliaria S.A., Electrigal S.A., and Aguas Cordobesas S.A. exceed their equity method value. The investments in Aguas Provinciales de Santa Fe S.A. (in liquidation) and Aguas Argentinas S.A. are fully provisioned.

Foreign:
These are stated at cost, plus stock dividends recognized at their face value.

For the conversion into local currency, the procedure referred to in item b.1. above. was applied.

b.10. - Bank premises and equipment and miscellaneous assets
Bank premises and equipment and miscellaneous assets have been valued at their restated cost (see Note 1 above), plus the increase in value of the real estate property derived from a technical revaluation made in 1981, less accumulated depreciation.

The depreciation of these assets is determined based on their estimated useful lives, expressed in months. A full month's depreciation is recognized in the month in which an asset is acquired, while no depreciation is

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (Continued)
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 2:   (Continued)

recognized in the month in which it is sold or retired, over a maximum of 600 months for real estate property, 120 months for furniture and fittings and 60 months for the rest of assets.

The residual value of the assets, taken as a whole, does not exceed their economic utilization value.

b.11.- Other miscellaneous assets
These assets are valued at their restated acquisition cost (see Note 1 above), less the corresponding accumulated depreciations.

For those miscellaneous assets earmarked for sale, the effects of the changes in the purchasing power of the currency as from January 1, 2002 have not been given accounting recognition.

The depreciation charge for these assets is calculated following the same criterion as that mentioned in item b.10. above.

b.12. - Intangible assets
Intangible assets have been valued at their restated acquisition cost (see
Note 1 above), less the corresponding accumulated amortization, calculated proportionally over the estimated number of months of useful life.

Amortization has been recognized on a straight-line basis over a maximum of 120 months for "Goodwill" and over a maximum of 60 months for "Organization and Development Expenses".

Effective March 2003, the Argentine Central Bank established that the difference resulting from compliance with court decisions made in lawsuits filed challenging the current regulations applicable to deposits with the financial system, within the framework of the provisions of Law No. 25561, Decree No. 214/02 and supplementary regulations, must also be recorded under this caption, the amortization of which must take place in a maximum of 60 equal, monthly and consecutive installments as from April 2003. (See Note 16.1 to the consolidated financial statements).

Effective December 2005, through Communique "A" 4439 and supplementary ones, the Argentine Central Bank authorized those financial institutions who have granted, as from that date, new commercial loans with an average life of more than 2 years, to defer the charge to income related to the above-mentioned amortization. The maximum amount to be deferred cannot exceed 50% of the new commercial loans' growth nor 10% of the financial institutions' computable regulatory capital ("RPC" as per its initials in Spanish). In addition, banks will not be able to reduce the rest of their commercial loan portfolio. This methodology will be applied until December 2008, when the balance recorded as of that date will begin to be amortized in up to 36 monthly, equal and consecutive installments.

As of December 31, 2007 and December 31, 2006, the accumulated amount of deferred amortizations is $ 179,041 and $ 148,673 respectively.

b.13. - Allowance for loan losses and provisions for contingent commitments These have been established based upon the estimated default risk of Banco de Galicia y Buenos Aires S.A. credit portfolio, which results from an evaluation of debtors' compliance with their payment obligations, their economic and financial condition, and the guarantees securing their related transactions, in line with the Argentine Central Bank regulations.

b.14. - Income tax
The income tax charge reported by Banco de Galicia y Buenos Aires S.A. has been determined in accordance with the Argentine Central Bank regulations, which do not consider the application of the deferred tax method. As of December 31, 2007, Banco de Galicia y Buenos Aires S.A. recorded no income tax charge because, as of that date, it estimated it had incurred in an accumulated tax loss.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (Continued)
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 2:   (Continued)

b.15. - Tax on minimum presumed income

Pursuant to Section 13 set forth in Law No. 25063 as amended by Law No. 25360, if the tax on minimum presumed income were to exceed income tax in a given fiscal year, such excess may be computed as a payment on account of the income tax that could be generated in any of the next ten fiscal years.

The recognition of this deferred asset and its realization stem from the ability to generate sufficient future taxable income for offsetting purposes, in accordance with projections prepared in conformity with the Argentine Central Bank regulations.

Banco de Galicia y Buenos Aires S.A.'s outstanding tax credits and their probable offsetting dates are detailed below:

                                                 Probable offsetting
              Tax credit   Date of generation           date
             ------------ --------------------  --------------------
               11,702            2001                      2010
               45,158            2002                      2010
               43,004            2003                      2010
               42,037            2004                      2010
               46,126            2005                   2010/2011
               41,720            2006                      2011
               26,337            2007                      2011

In addition to the statement made in the preceding paragraphs, as of December 31, 2007, companies controlled by Banco de Galicia y Buenos Aires S.A. record an asset of $ 2,443 for the Tax on Minimum Presumed Income, while as of December 31, 2006, this amount was $ 2,067.

b.16. Severance payments
Banco de Galicia y Buenos Aires S.A. directly charges severance payments to expenses.

The amounts that the Bank may possibly have to pay for labor lawsuits are covered by a provision, which is recorded under "Liabilities - Provisions for Severance Payments".

c. Differences between the Argentine Central Bank's regulations and Argentine GAAP in the Autonomous City of Buenos Aires.
On August 10, 2005, the C.P.C.E.C.A.B.A. passed Resolution CD No. 93/05, which adopts Technical Resolutions No. 6 to 22 issued by F.A.C.P.C.E. as the Argentine GAAP. Said resolutions were amended with the purpose of unifying Argentine GAAP and the interpretation of the accounting and auditing standards 1 to 4. The above-mentioned resolution is effective for fiscal years commenced on and after January 1, 2006. On December 29, 2005, the C.N.V. adopted Resolution C.D. 93/05 issued by C.P.C.E.C.A.B.A with certain amendments.

Subsequently, on June 26, 2006 and through Resolution C.D. No. 42/06, the C.P.C.E.C.A.B.A. approved T.P. No. 23 of the F.A.C.P.C.E., to be mandatorily effective for fiscal years beginning on and after July 1, 2006, and thus it also authorized its application in advance. Moreover, on December 14, 2006 the National Securities Commission approved said resolution effective April 1, 2007, and it also allowed its application in advance.

At the date these financial statements were prepared, the Argentine Central Bank has not yet adopted these regulations. For this reason, Banco de Galicia y Buenos Aires S.A. has prepared its financial statements without considering certain valuation and disclosure criteria included in the Argentine GAAP in force in the Autonomous City of Buenos Aires.

The main differences between the Argentine Central Bank regulations and Argentine GAAP in the Autonomous City of Buenos Aires are detailed below:

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (Continued)
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 2:   (Continued)

c.1. - Valuation criteria

c.1.a. - Accounting for income tax according to the deferred tax method
Banco de Galicia y Buenos Aires S.A. determines the income tax charge by applying the enacted tax rate to the estimated taxable income, without considering the effect of any temporary differences between accounting and tax results.
Pursuant to the Argentine GAAP in force in the Autonomous City of Buenos Aires, the income tax must be recognized using the deferred tax method and, therefore, deferred tax assets or liabilities must be established based on the aforementioned temporary differences. In addition, unused tax loss carry-forwards or fiscal credits that may be offset against future taxable income should be recognized as deferred assets, provided that taxable income is likely to be generated.

The application of this criterion based on projections prepared by Banco de Galicia y Buenos Aires S.A., would determine deferred tax assets as of December 31, 2007, amounting to $ 376,594.

c.1.b. - Valuation of assets with the non-financial public and private sectors c.1.b.1. - Domestic Secured loans and Provincial Secured Bonds
As of December 31, 2007 and December 31, 2006, Banco de Galicia y Buenos Aires S.A. valued its holdings in Secured Loans at the lower of present or technical value, as established by the Argentine Central Bank. The same criterion was applied as of December 31, 2006 to its Bogar holdings, except for those then allocated as collateral for the advance for the acquisition of the remaining Hedge Bond, which were valued at the estimated value admitted for those purposes.

Pursuant to the provisions of Resolution C.D.No. 290/01 of the C.P.C.E.C.A.B.A, the restructured assets should have been valued as follows:

a) Secured Loans: based upon the respective market quotations of the securities exchanged as of November 6, 2001, which as from that date are considered to be the acquisition cost, if corresponding, plus interest accrued at the internal rate of return until the closing date of each fiscal year.

At the date of these financial statements, their estimated realizable value is lower than their book value by $45,403 approximately.

b) Provincial Secured Bonds (Bogar): at market value. The difference between the market value and the book value as of December 31, 2006 is detailed in item b.3.a.III) a) above.

c.1.b.2. - Financial reporting of effects generated by court decisions on deposits
As disclosed in Note 16.1 to the consolidated financial statements, as of December 31, 2007, Banco de Galicia y Buenos Aires S.A. records an asset for $ 277,024 under "Intangible Assets - Organization and Development Expenses", on account of the residual value of the differences resulting from compliance with court decisions on reimbursement of deposits within the framework of Law No. 25561, Decree No. 214/02 and supplementary regulations. Argentine GAAP admit the registration of such asset and of the corresponding allowance, based on the best estimate of the recoverable amounts.

c.1.b.3. - Compensation as per Sections 28 and 29 of Decree No. 905/02 of the National Executive Branch
As of December 31, 2007 and December 31, 2006, BODEN 2012 resulting from the compensation set forth by Sections 28 and 29 of Decree No. 905/02 issued by the National Executive Branch have been valued to their technical value, as stated in item b.3.a.I) above.

Pursuant to the Argentine GAAP in force in the Autonomous City of Buenos Aires, the above-mentioned assets must be valued at their current value. As of December 31, 2007, the market value of the "BODEN 2012" is approximately 89% of its technical value.

c.1.b.4. - Allowances for receivables from the non-financial public sector Current regulations issued by the Argentine Central Bank on the establishment of allowances provide that credits against public sector are not subject to allowances for loan losses. Pursuant to Argentine GAAP, those allowances must be estimated based on the recoverability risk of assets.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (Continued)
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 2:   (Continued)

c.1.b.5. - Discount Bonds and GDP-Linked Negotiable Securities
Pursuant to Argentine GAAP, these assets must be valued separately and at their closing price, less estimated selling costs. The above item b.3.a.III)b) states the effect resulting from the differences in the valuation criteria.
c.1.c. - Conversion of financial statements
The conversion into pesos of the financial statements of the foreign subsidiaries for the purpose of their consolidation with Banco de Galicia y Buenos Aires S.A.'s financial statements, made in accordance with the Argentine Central Bank regulations, differs from Argentine GAAP (Technical Pronouncement No. 18). Argentine GAAP require that:

a) the measurements in the financial statements to be converted into pesos that are stated in period-end foreign currency (current values, recoverable values) be converted at the exchange rate of the financial statements' date; and

b) the measurements in the financial statements to be converted into pesos that are stated in foreign currency of periods predating the closing date (for example: those which represent historical costs, income, expenses) be converted at the relevant historical exchange rates, restated at fiscal year-end currency, when applicable due to the application of Technical Pronouncement No.17. Quotation differences arising from conversion of the financial statements shall be treated as financial income or losses, as the case may be.

The application of this criterion would not have a significant impact on Banco de Galicia y Buenos Aires S. A.'s financial statements.

c.1.d. - Restructured loans and liabilities
Pursuant to the regulations issued by the Argentine Central Bank, Banco de Galicia y Buenos Aires S.A. recorded restructured loans and financial obligations based on the actually restructured principal amounts plus accrued interest and capital adjustments, when applicable, minus collections or payments made.

Pursuant to Argentine GAAP, those restructured loans and liabilities, for which modification of original conditions imply a substitution of instruments, must be recorded on the basis of the best possible estimate of the amounts receivable or payable discounted at a market rate that reflects market evaluations on the time value of money and the specific risks of such assets and liabilities at the time of restructuring.

c.2.- Presentation Aspects
c.2.1. - Statement of Cash Flows and Cash equivalents - Comparative Information The Argentine Central Bank provided to replace the Statement of Cash Flows with the Statement of Cash Flows and Cash equivalents as from the accounting information corresponding to the period ended September 30, 2007. The presentation of this statement in comparative format is not mandatorily until the end of the period as at June 30, 2008, inclusively.

Said criterion differs from the professional accounting standards, which require that comparative information corresponding to the same period of previous fiscal year be also presented.

NOTE 3:   BASIC INFORMATION ON CONSOLIDATED CONTROLLED COMPANIES

The basic information regarding Grupo Financiero Galicia S. A.'s controlled companies is presented in Note 11 and Schedule C to these individual financial statements.

Grupo Financiero Galicia S.A. directly holds 87.50% of the capital stock and voting rights of Net Investment S.A., Galicia Warrants S.A. and Sudamericana Holding S.A.; while its controlled company, Banco de Galicia y Buenos Aires S.A., holds the remaining 12.50% of the capital stock and voting rights of those companies.

In July 2006, Net Investment S.A.'s Board of Directors together with B2Agro S.A.'s and Tradecom Argentina S.A.'s Board of Directors decided to merge both companies, effective as of July 1st, 2006. On August 14, 2006 the Extraordinary Shareholders' Meetings approved the commitment previous to the merger required by

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (Continued)
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 2:   (Continued)

Section 83 of the Corporations Law. Subsequently, these Meetings approved the merger of Net Investment S.A., B2Agro S.A. and Tradecom Argentina S.A. Therefore, Net Investment S.A. was the absorbing company that purchased B2Agro S.A.'s and Tradecom Argentina S.A.'s equity and these two Companies were dissolved without liquidation. On December 6, 2006, the paperwork related to the above-mentioned merger was

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (Continued)
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 3:   (Continued)

submitted before the Corporation Control Authority (Inspeccion General de Justicia), for the liquidation of B2Agro S.A and Tradecom Argentina S.A., as well as the paperwork necessary to change Net Investment S.A.'s corporate purpose, all of which were registered by said control authority on February 1, 2007.

As of December 31, 2006, Net Investment S.A's financial statements have been consolidated on a line-by-line basis with B2Agro S.A.'s and Tradecom Argentina S.A.'s financial statements. As of said date, Net Investment S.A.'s interest was as follows:

Issuing company                                       Capital %          Votes %
-----------------------------------------------      ----------         --------
B2Agro S.A.                                             100.00            100.00
Tradecom Argentina S.A.                                 100.00            100.00

Sudamericana Holding S.A's results have been adapted to cover a twelve-month period as of September 30, 2007, for consolidation purposes. This Company's financial statements have been consolidated on a line-by-line basis with the financial statements of Galicia Retiro Cia. de Seguros S.A., Galicia Seguros S.A. (formerly known as Galicia Vida Cia. de Seguros S.A.) and Sudamericana Asesores de Seguros S.A.

On February 8, 2006, the representatives of Galicia Seguros S.A. (formerly known as Galicia Vida Cia. de Seguros S.A.) and Galicia Patrimoniales Compania de Seguros S.A., subscribed the commitment previous to the merger pursuant to which Galicia Seguros S. A. merged with the assets, liabilities, and Shareholders' equity of Galicia Patrimoniales Compania de Seguros S.A., to be effective as from July 1, 2006. This merger was approved by the Regulatory Authority on July 7, 2006 and was registered with the Corporation Control Authority ("I.G.J.") on September 25, 2006. As of September 30, 2007 and September 30, 2006, Sudamericana Holding S.A.`s interest was as follows:

Issuing company                                      Capital %       Votes %
-----------------------------------------------      ---------      --------
Galicia Retiro Cia. de Seguros S.A.                      99.99         99.99
Galicia Seguros S.A. (former Galicia Vida
 Cia. de Seguros S.A.)                                   99.99         99.99
Sudamericana Asesores de Seguros S.A.                    99.99         99.99

Banco de Galicia y Buenos Aires S.A.'s consolidated financial statements include the assets, liabilities, and results of the controlled companies, either directly and indirectly, detailed below:

                                                              As of December 31, 2007
                                         -----------------------------------------------------------------
                                                       Shares                    Percentage held in
                                         -----------------------------   ---------------------------------
Issuing company                               Class           Number      Total Capital    Possible Votes
--------------------------------------   ---------------   -----------   --------------   ----------------
Banco Galicia Uruguay S.A. (*)           Ordinary shares     2,591,600         100.0000           100.0000
Tarjetas Regionales S.A.                 Ordinary shares   207,586,358         100.0000           100.0000
Galicia Factoring y Leasing S.A.         Ordinary shares     1,889,700          99.9800            99.9800
Galicia Valores S.A. Sociedad de Bolsa   Ordinary shares       999,996          99.9900            99.9900
Galicia Administradora de Fondos S.A.
Sociedad Gerente de Fondos Comunes de
Inversion                                Ordinary shares        20,000         100.0000           100.0000
Tarjetas Cuyanas S.A.                    Ordinary shares     1,939,970          60.0000            60.0000
Tarjeta Naranja S.A.                     Ordinary shares         1,920          80.0000            80.0000
Tarjetas del Mar S.A.                    Ordinary shares     1,157,672          99.9950            99.9950
Cobranzas Regionales S.A.                Ordinary shares         7,754          77.5400            77.5400
Galicia Pension Fund S.A.                Ordinary shares       900,000         100.0000           100.0000
Tarjeta Naranja Dominicana S.A.
(formerly Ancud Comercial S.A.)          Ordinary shares     1,072,360          39.9998            39.9998
Galicia (Cayman) Limited                 Ordinary shares    68,535,621         100.0000           100.0000

(*) Shares stated at face value of 1,000 Uruguayan pesos.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (Continued)
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 3:   (Continued)

                                                                   As of December 31, 2007
                                              -----------------------------------------------------------------
                                                          Shares                     Percentage held in
                                              -----------------------------   ---------------------------------
Issuing company                                    Class           Number      Total Capital    Possible Votes
--------------------------------------------  ---------------   -----------   --------------   ----------------
Banco Galicia Uruguay S.A. (*)                Ordinary shares     2,591,600         100.0000           100.0000
Tarjetas Regionales S.A.                      Ordinary shares   207,586,358         100.0000           100.0000
Galicia Factoring y Leasing S.A.              Ordinary shares     1,889,700          99.9800            99.9800
Galicia Valores S.A. Sociedad de Bolsa        Ordinary shares       999,996          99.9900            99.9900
Galicia   Administradora   de  Fondos  S.A.
 Sociedad   Gerente  de  Fondos  Comunes  de
 Inversion                                    Ordinary shares        20,000          99.9850            99.9850
Tarjetas Cuyanas S.A.                         Ordinary shares     1,939,970          60.0000            60.0000
Tarjeta Naranja S.A.                          Ordinary shares         1,920          80.0000            80.0000
Tarjetas del Mar S.A.                         Ordinary shares     1,157,672          99.9950            99.9950
Cobranzas Regionales S.A.                     Ordinary shares         7,754          77.5400            77.5400
Galicia Pension Fund S.A.                     Ordinary shares       900,000         100.0000           100.0000
Tarjeta Naranja Dominicana S.A.
(formerly Ancud Comercial S.A.)               Ordinary shares           795          79.5200           79.52000
Galicia (Cayman) Limited                      Ordinary shares    68,535,621         100.0000           100.0000

(*) Shares stated at face value of 1,000 Uruguayan pesos.

                                                                   As of December 31, 2007
                                              -----------------------------------------------------------------
                                                                               Shareholders'
Issuing company                                    Assets       Liabilities       equity          Net income
--------------------------------------------  ---------------   -----------   --------------   ----------------
Banco Galicia Uruguay S.A.                            615,938       478,731          137,207            27,105
Tarjetas Regionales S.A.                              393,012           290          392,722            86,844
Galicia Factoring y Leasing S.A.                        4,824           393            4,431               490
Galicia Valores S.A. Sociedad de Bolsa                 36,839        22,105           14,734             1,125
Galicia   Administradora   de  Fondos  S.A.
Sociedad   Gerente  de  Fondos  Comunes  de
Inversion                                               2,480           295            2,185               164
Tarjetas Cuyanas S.A.                                 421,700       343,581           78,119            21,982
Tarjeta Naranja S.A.                                1,869,210     1,497,140          372,070           103,773
Tarjetas del Mar S.A.                                  33,593        20,650           12,943               758
Cobranzas Regionales S.A.                               2,111           692            1,419              (199)
Galicia Pension Fund S.A.                              12,440            24           12,416               316
Tarjeta Naranja Dominicana S.A.
(formerly Ancud Comercial S.A.)                        21,876         1,747           20,129            (4,420)
Galicia (Cayman) Limited                              136,070            60          136,010            25,028

                                                                   As of December 31, 2007
                                              -----------------------------------------------------------------
                                                                               Shareholders'
Issuing company                                    Assets       Liabilities       equity          Net income
--------------------------------------------  ---------------   -----------   --------------   ----------------
Banco Galicia Uruguay S.A.                            633,039       525,784          107,255             59,726
Tarjetas Regionales S.A.                              307,019         1,141          305,878             70,287
Galicia Factoring y Leasing S.A.                        4,648           707            3,941                461
Galicia Valores S.A. Sociedad de Bolsa                 42,277        28,668           13,609               (526)
Galicia   Administradora   de  Fondos  S.A.
 Sociedad   Gerente  de  Fondos  Comunes  de
 Inversion                                              2,228           207            2,021                103
Tarjetas Cuyanas S.A.                                 280,638       221,108           59,530             13,572
Tarjeta Naranja S.A.                                1,475,188     1,185,891          289,297             88,754
Tarjetas del Mar S.A.                                  21,776         9,592           12,184                607
Cobranzas Regionales S.A.                               2,118           500            1,618                (25)
Galicia Pension Fund S.A.                              12,082           295           11,787                289
Tarjeta Naranja Dominicana S.A.
(fomerly Ancud Comercial S.A.)                         12,088             -           12,088                  -
Galicia (Cayman) Limited                              108,439           332          108,107             18,153

page 20



                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (Continued)
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 3:   (Continued)

The controlled companies' financial statements were adapted to the valuation and disclosure standards set by the Argentine Central Bank and cover the same period as that of Banco de Galicia y Buenos Aires S.A.'s financial statements.

Banco Galicia Uruguay S.A.'s financial statements include the balances of Banco Galicia Uruguay S.A. consolidated on a line-by-line basis with those of Galicia (Cayman) Limited, in which Banco Galicia Uruguay S.A. holds 65.3405% of its capital stock and Banco Galicia y Buenos Aires S.A. holds the remaining 34.6595%.

Galicia (Cayman) Limited's financial statements have been consolidated, in turn, with those of Galicia Pension Fund, in which Galicia (Cayman) Limited holds a 100% interest.

In the previous fiscal year, Galicia Pension Fund Limited consolidated its financial statements with those of Galicia Administradora de Fondos S. A. Sociedad Gerente de Fondos Comunes de Inversion, in which it holds a 99.985% interest.

Tarjetas Regionales S. A.'s financial statements as of December 31, 2007, company in which Banco de Galicia y Buenos Aires S. A. holds 68.218548% and Galicia (Cayman) Limited holds the remaining 31.781452%, which were used for consolidation purposes, have in turn consolidated on a line-by-line basis with the financial statements of Tarjeta Naranja S. A., Tarjetas Cuyanas S. A. and Tarjetas del Mar S. A., in which Tarjetas Regionales S. A. holds a controlling interest. Percentages of direct controlling interest are as follows:

Issuing company               12.31.07       12.31.06
-----------------------       --------       ---------
Tarjetas Cuyanas S.A.           60.000%         60.000%
Tarjetas del Mar S.A.           99.995%         99.995%
Tarjeta Naranja S.A.            80.000%         80.000%

Tarjeta Naranja S.A.'s financial statements have been consolidated with the financial statements of Cobranzas Regionales S.A., in which the former company holds 87.7% of the voting stock and with the financial statements of Tarjeta Naranja Dominicana S.A. (formerly Ancud Comercial S. A.) in which Tarjeta Naranja S. A. holds 49.9998% of the voting stock as of December 31, 2007. At fiscal year-end, this latter company held 99.4% of voting stock.

Within the framework of the investment project started in the previous fiscal year by Tarjeta Naranja S. A. to develop the credit card business in the Dominican Republic, last August this Company accepted the proposal to receive irrevocable contributions on account of future issues of shares made by Banco Multiple Leon S. A. (company domiciled in Dominican Republic) for the amount of US$ 4,000. Therefore, this Company's capital stock was increased by means of the capitalization of the above-mentioned irrevocable contribution, together with a contribution carried out by Tarjeta Naranja S. A. for the amount of US$ 3,997. On November 7, 2007, the Superintendence of Banks of the Dominican Republic approved said decision, which was later confirmed by the Company's Shareholders' Meeting. At this Shareholders' Meeting, it was resolved to change the company's corporate name and replace Ancud Comercial S. A. by Tarjeta Naranja Dominicana S.A.

Furthermore, Tarjetas Cuyanas S.A. holds a 12.3% interest in Cobranzas Regionales S.A.'s capital stock and voting rights.

NOTE 4:   MINORITY INTEREST IN CONSOLIDATED ENTITIES OR COMPANIES

The percentage of the controlled companies' shareholders' equity owned by third parties has been disclosed in the Balance Sheet, under the "Minority Interests in consolidated entities or companies" caption. The result of minority interest is disclosed in the Income Statement under "Minority Interests Results".

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (Continued)
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 4:   (Continued)

The minority interest percentages as of December 31, 2007 and December 31, 2006 are the following:

Issuing company                                                             12.31.07      12.31.06
------------------------------------------------------------------------   ----------    ----------
Banco de Galicia y Buenos Aires S.A.                                          5.34081%      6.39536%
Net Investment S.A.                                                           0.66760%      0.79942%
Sudamericana Holding S.A.                                                     0.66758%      0.79940%
Galicia Warrants S.A.                                                         0.66760%      0.79942%
B2Agro S.A.                                                                         -       0.79942%
Net Investment B.V.                                                           0.66760%      0.79942%
Tradecom Argentina S.A.                                                             -       0.79942%
Galicia Retiro Cia. de Seguros S.A. (*)                                       0.66769%      0.79950%
Galicia Seguros S.A. (formerly Galicia Vida Cia. de Seguros S.A.) (*)         0.66780%      0.79962%
Sudamericana Asesores de Seguros S.A. (*)                                     0.67315%      0.80496%

(*) Minority interest determined based on the financial statements as of September 30, 2007 and September 30, 2006.

The minority interest percentages held by Banco de Galicia y Buenos Aires S.A. are listed below:

Issuing company                                                     12.31.07      12.31.06
----------------------------------------------------------------   ----------    ----------
Galicia Valores S.A. Sociedad de Bolsa                                 0.0100%       0.0100%
Galicia Factoring y Leasing S.A.                                       0.0200%       0.0200%
Tarjetas Cuyanas S.A.                                                 40.0000%      40.0000%
Tarjeta Naranja S.A.                                                  20.0000%      20.0000%
Tarjetas del Mar S.A.                                                  0.0050%       0.0050%
Cobranzas Regionales S.A.                                             22.4600%      22.4600%
Tarjeta Naranja Dominicana (formerly Ancud Comercial S.A.)            60.0002%      20.4800%

NOTE 5:   RESTRICTED ASSETS AND OTHER CONTINGENT LIABILITIES

Pursuant to the Argentine Central Bank regulations, Banco de Galicia y Buenos Aires S.A. shall maintain a monthly average liquidity level. Computable assets to meet minimum cash requirements are cash and the current accounts opened at the Argentine Central Bank.

Minimum cash requirement at the end the fiscal year was as follows (as measured in average daily balances):

                                                   12.31.07        12.31.06
                                                  -----------     -----------
Minimum cash requirement in Pesos                   1,573,904       1,217,511
Minimum cash requirement in foreign currency          868,529         658,751

As regards cash, based on September 2006 position, only 67% of the average cash may be computed.

Accounts showing compliance with minimum cash requirements: as of December 31, 2007, the balances registered as computable items are as follows:

Item                                                                       $             US$       Euros (*)
-------------------------------------------------------------------   -----------   -----------   -----------
Cash held in Banco de Galicia y Buenos Aires S. A.'s subsidiaries         196,957        21,207         4,265
Cash held in valuables transportation companies and in transit            144,251        14,930         2,139
Current accounts at the Argentine Central Bank                            928,701             -             -
Demand-deposit accounts at the Argentine Central Bank                           -       228,551             -
Special escrow accounts at the Argentine Central Bank                     184,064             -             -
                                                                      -----------   -----------   -----------
Total computable items to meet minimum cash requirements                1,453,973       264,688         6,404
                                                                      -----------   -----------   -----------

(*)  Stated in thousands of U.S. dollars

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (Continued)
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 5:   (Continued)

It is worth mentioning that pursuant to the Argentine Central Bank regulations, computable capital and minimum capital requirement shall be considered on a quarterly basis for the December-February period of one year to the next year.

I) As of December 31, 2007, Banco de Galicia y Buenos Aires S. A.'s ability to dispose of the following assets was restricted as mentioned below:

a.   Cash and due from banks, government securities and secured loans
The Bank has deposited $ 33,692 as a guarantee to third parties, $ 636,053 for margin requirements of repo transactions and $ 59,909 as collateral for transactions carried out at the Rosario Futures Exchange (Rofex). Furthermore, secured loans for $ 328 are prevented from using as a result of a court order.

b.   Special escrow accounts
Special escrow accounts have been opened at the Argentine Central Bank as collateral for transactions involving electronic clearing houses, checks for settling debts and other similar transactions, which, as of December 31, 2007 amounted to $ 184,064.

c.   Deposits in favor of the Argentine Central Bank
- Unavailable deposits related to foreign exchange transactions for $ 533.
- Securities held in custody to act as register agent and book-entry mortgage securities held in custody for $ 1,404.

d.   Equity investments
The item "Equity Investments" includes shares, the transfer of which is subject to the prior approval of the National or Provincial authorities, as applicable, under the terms of the concession contracts signed:

- Electrigal S.A.: 1,222,406.50 ordinary registered non-endorsable non-transferable shares.

- Aguas Cordobesas S.A.: 900,000 ordinary class E shares.

Banco de Galicia y Buenos Aires S.A., in its capacity of shareholder of the concessionaire companies, had guaranteed the compliance with certain obligations arising from the concession contracts entered into by Aguas Argentinas S.A., Aguas Provinciales de Santa Fe S.A (in liquidation), and Aguas Cordobesas S.A.

In addition, Banco de Galicia y Buenos Aires S.A., as well as the other shareholders, had committed, under certain circumstances, to provide financial support to those companies if they were unable to honor the commitments they had undertaken with international financial institutions. It is worth mentioning that, as of December 31, 2007; only the commitments related to Aguas Cordobesas S.A. are still in force.

Aguas Cordobesas S.A.: Banco de Galicia y Buenos Aires S.A., as a shareholder and proportionally to its 10.833% interest, is jointly responsible before the Provincial State for the contractual obligations arising from the concession contract during the entire term thereof.

Should any of the other shareholders fail to comply with the commitments arising from their joint responsibility, Banco de Galicia y Buenos Aires S.A. may be forced to assume the unfulfilled commitment by the grantor, but only in the proportion and to the extent of the interest held by the said Bank.

Aguas Provinciales de Santa Fe S.A. (in liquidation): the Shareholders' Meeting of Aguas Provinciales de Santa Fe S.A. (in liquidation), held on January 13, 2006, approved the early dissolution and liquidation of said company.

Banco de Galicia y Buenos Aires S.A. voted against this decision because it deemed it was contrary to the corporate interests, and requested to call for a new Meeting to reactivate and capitalize this Company, thus allowing its continuity.

On January 31, 2006, Decree No. 243 issued by the government of the Province of Santa Fe terminated the concession contract alleging the concessionaire's fault. This situation resulted from the Company's dissolution decided by the majority shareholders during the abovementioned Shareholders' Meeting.

Since March 2006, Banco de Galicia y Buenos Aires S.A. has fully provisioned its credits against this company.

Aguas Argentinas S.A.: after a long negotiation process, on March 21, 2006, the National Executive Branch decided to rescind the concession contract with Aguas Argentinas S.A., on the grounds of the concessionaire's fault.

As a result of this measure, Aguas Argentinas S.A. went into default and requested to file for reorganization proceedings under the provisions of Section 5 and subsequent sections of Law No. 24522.

On March 9, 2006 Banco de Galicia y Buenos Aires S.A. cancelled the commitments undertaken with international financial institutions by purchasing the credits these institutions held against Aguas Argentinas S.A., thus extinguishing the guarantees granted in connection with those loans. The acquisition price was approximately 25% lower than the guaranteed amount.

As from June 2006, a provision for the total interest in said Company has been recognized. For the remaining credits, the provisions corresponding to the debtor's status in accordance with the applicable regulations have been established.

e.   Guarantees granted for direct obligations
As of December 31, 2007, Banco de Galicia y Buenos Aires S.A. has recorded $ 111,884 as collateral for credit lines granted by the IFC, and the related transactions have been allocated to the resources provided by the IFC.

As collateral for the requested funds, Banco de Galicia y Buenos Aires S. A. used BODEN 2012 for a face value of US$ 110,000, through the Argentine Central Bank, to the Subsecretaria de la Micro, Pequena y Mediana Empresa y Desarrollo Provincial destined to the financing of the Global Credit Program for Small and Medium Companies. As of December 31, 2007, the balance of secured loans was $ 103,208.

As of December 31, 2006, the total amount of restricted assets for the aforementioned items was $ 3,226,783.

II) As of December 31, 2007, the ability of Banco de Galicia y Buenos Aires S.A. to dispose of the assets of its subsidiaries was restricted as follows:

a.   Galicia Valores S.A. Sociedad de Bolsa:
As of December 31, 2007, this Company holds three shares of Mercado de Valores de Buenos Aires S.A., which secure an insurance covering its transactions for $ 6,450. At the end of the previous fiscal year, the total amount reached
$ 6,360.

b.   Tarjetas Cuyanas S.A.:
As of December 31, 2007, the company's ability to dispose of time deposits for $530 and $80, and as of December 31, 2006 for $ 600 and $ 80, was restricted because these amounts were earmarked as guarantee for two collection agreements signed with the Revenue Board of the Province of Mendoza (Direccion General de Rentas de la Provincia de Mendoza) and Telefonica de Argentina, respectively.

c. Tarjeta Naranja S.A. Attachments in connection with lawsuits have been levied on current account deposits for $ 291. Furthermore, Tarjeta Naranja S. A. paid $ 350 as guarantees regarding certain fiscal-related lawsuits. These amounts shall not be available until said lawsuits are resolved.

d.   Banco Galicia Uruguay S.A.:
Under a fixed pledge agreement signed on July 24, 2003, and registered with the Registry of Property-Personal Property-Pledges Division of Montevideo-Uruguay, on August 5, 2003, Banco Galicia Uruguay S.A.'s credit rights against all of its debtors have been pledged in favor of the holders of the transferable time-deposit certificates and/or negotiable obligations issued in compliance with the debt restructuring plan approved.

III) As of December 31, 2007, the Bank's ability to dispose of the following assets corresponding to Galval Agente de Valores S.A. was restricted as mentioned below:

On December 20, 2005, in compliance with the Regulations issued by the Securities and Exchange Commission of Uruguay, the above-mentioned Company made a deposit of 2,000,000 indexed units with the Uruguayan Central Bank. Said deposit has been pledged in favor of such Bank, as collateral for compliance with regulations governing the activities carried out by securities agents.

NOTE 6:   GOVERNMENT AND CORPORATE SECURITIES

Government and corporate securities listed below were classified pursuant to the Argentine Central Bank regulations.

As of December 31, 2007 and December 31, 2006, holdings of government and corporate securities were as follows:

                                                            12.31.07       12.31.06
                                                          ------------   ------------
Government Securities
Listed
Recorded at market value
Trading securities
  - Government bonds                                            38,991         28,206
  - Other                                                            -            360
  - Less: Allowance for impairment of value                          -           (357)
                                                          ------------   ------------
Total trading securities                                        38,991         28,209
                                                          ------------   ------------
Recorded at cost after amortization
In investment accounts
  - Government bonds (Boden 2012)                            1,303,437      2,608,827
                                                          ------------   ------------
Total securities in investment accounts                      1,303,437      2,608,827
                                                          ------------   ------------
Securities issued by the Argentine Central Bank
  - Listed securities                                          329,518        119,520
  - Unlisted securities                                         19,239              -
                                                          ------------   ------------
Total securities issued by the Argentine Central Bank          348,757        119,520
                                                          ------------   ------------
Unlisted
  - Government bonds (Discount)                                  1,872        431,753
                                                          ------------   ------------
Total unlisted securities                                        1,872        431,753
                                                          ------------   ------------
Total government securities                                  1,693,057      3,188,309
                                                          ------------   ------------
Corporate Securities
  - Corporate stock                                                  5              -
  - Negotiable obligations (listed)                                  -            339
  - Mortgage bonds                                                 968              -
                                                          ------------   ------------
Total corporate securities                                         973            339
                                                          ------------   ------------
Total government and corporate securities                    1,694,030      3,188,648
                                                          ------------   ------------

NOTE 7:   LOANS

The lending activities carried out by Banco de Galicia y Buenos Aires S.A. are as follows:

a. Loans to the non-financial public sector: they are primarily loans to the National Government and to provincial governments.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (Continued)
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 7:   (Continued)

b. Loans to the financial sector: they represent loans to Banks and local financial institutions.

c. Loans to the non-financial private sector and residents abroad: they include the following types of loans:
-   Overdrafts: short-term obligations issued in favor of customers.
-   Promissory notes: endorsed promissory notes, factoring.
- Mortgage loans: loans for the purchase of real estate properties for housing purposes, secured by such purchased real estate property or commercial loans secured by real estate mortgages.
- Pledge loans: loans in which a pledge is granted as collateral, as an integral part of the loan instrument.
-   Credit card loans: loans granted to credit card holders.
-   Personal loans: loans to natural persons.
- Other: this item primarily involves export prefinancing loans and short-term placements in banks abroad.

Pursuant to the Argentine Central Bank regulations, Banco de Galicia y Buenos Aires S.A. must disclose the breakdown of its loan portfolio to: the non-financial public sector, the financial sector and the non-financial private sector and residents abroad. Moreover, Banco de Galicia must disclose the type of collaterals established on the applicable loans to the non-financial private sector.

As of December 31, 2007 and December 31, 2006, the classification of the loan portfolio was as follows:

                                                          12.31.07         12.31.06
                                                       -------------    -------------
Non-financial public sector                                1,265,466        2,739,282
Financial sector                                             110,028          311,623
Non-financial private sector and residents abroad         10,654,142        7,801,109
  - With preferred guarantees                              1,289,818        1,076,170
  - With other collateral                                  1,864,482        1,307,511
  - With no collateral                                     7,499,842        5,417,428
                                                       -------------    -------------
Subtotal                                                  12,029,636       10,852,014
Allowance for loan losses                                   (428,607)        (327,042)
                                                       -------------    -------------
Total Income                                              11,601,029       10,524,972
                                                       =============    =============

Said loans were granted in the normal course of transactions with standard terms, interest rates, and collateral requirements.

NOTE 8:   EQUITY INVESTMENTS

As of December 31, 2007 and December 31, 2006, the breakdown of "Equity Investments" was a follows:

                                                                                 12.31.07     12.31.06
                                                                                ----------   ----------
In financial institutions and supplementary and authorized activities
  - Banco Latinoamericano de Exportaciones S.A                                       1,562        1,522
  - Banelco S.A                                                                      7,852        7,868
  - Mercado de Valores de Buenos Aires S.A                                           8,141        8,050
  - Visa Argentina S.A                                                                 951          951
  - Other                                                                            2,429        2,362
                                                                                ----------   ----------
Total equity investments in financial institutions, supplementary
 and authorized activities                                                          20,935       20,753
                                                                                ----------   ----------
In non-financial institutions
  - AEC S.A.                                                                        10,656        6,139
  - Aguas Argentinas S.A.                                                           23,370       23,370
  - Aguas Cordobesas S.A.                                                            8,911        8,911
  - Aguas Provinciales de Santa Fe S.A.                                             10,771       10,771
  - Electrigal S.A.                                                                  5,455        5,455
  - Other                                                                            5,049        5,043
                                                                                ----------   ----------
Total equity investments in non-financial institutions                              64,212       59,689
                                                                                ----------   ----------
Allowances                                                                         (41,357)     (44,867)
                                                                                ----------   ----------
Total equity investments                                                            43,790       35,575
                                                                                ==========   ==========

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (Continued)
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 9:   INTANGIBLE ASSETS - GOODWILL

The following table shows the breakdown of goodwill per activity as of December 31, 2007 and December 31, 2006, respectively:

                                               12.31.07       12.31.06
                                              ----------     ----------
In banks                                          47,932         45,192
Companies issuing regional credit cards           10,334         19,973
                                              ----------     ----------
Total Income                                      58,266         65,165
                                              ==========     ==========

NOTE 10:  TRUST ACTIVITIES

a)   Trust contracts for purposes of guaranteeing compliance with obligations:
Purpose: in order to guarantee compliance with contractual obligations, the parties to these agreements have agreed to deliver Banco de Galicia y Buenos Aires S.A., amounts as fiduciary property, to be invested according to the following detail:

                                            Balance of Trust
                                                  Fund
                                            ----------------
Date of Contract           Trustor                 $           Maturity Date
----------------   -----------------------  -----------------  -------------
02.15.05           Blaisten                                66       02.15.08(1)
12.29.05           Tecsan - Benito Roggio                   4       04.28.11(1)
06.16.06           La Nacion                               19       12.31.07(1)
11.01.06           Penaflor                                 1       12.31.10(1)
04.10.07           Sullair                              4,117       12.31.10(1)
10.25.07           Argensun                             3,294       01.31.09(1)

(1) These amounts shall be released monthly until settlement date of trustor obligations or maturity date, whichever occurs first.

b) Financial trust contract: Purpose: to administer and exercise the fiduciary ownership of the trust assets until the redemption of debt securities and participation certificates:

                                                     Balance of Trust Fund
                                              -----------------------------------
Date of Contract           Trustor                   $                 US$           Maturity Date
----------------   ------------------------   ----------------   ----------------   ----------------
03.10.05           Grobo I                                 738                  -           12.31.07(3)
07.13.05           Rumbo Norte I                         4,906                292           07.13.11(3)
10.12.05           Hydro I                              25,194                  -           09.05.17(2)
05.02.06           Prosion I                                 9                685           06.15.09(3)
08.10.06           Faid 2006/07                          4,991                  -           11.30.07(3)
10.05.06           Saturno III                              76                  -           04.15.08(3)
10.17.06           Tarjetas del Mar II                   5,869                  -           01.10.15(3)
11.24.06           Radio Sapienza IV                     2,454                  -           11.12.09(3)
12.05.06           Faid 2011                            48,762                  -           02.28.12(3)
12.06.06           Gas I                               625,882                  -           10.28.14(3)
01.11.07           Saturno IV                            4,538                  -           07.15.08(3)
03.02.07           Agro Nitralco                         6,013                  -           08.29.08(3)
03.29.07           Saturno V                            10,118                  -           09.15.08(3)
05.11.07           Radio Sapienza V                      6,562                  -           08.12.10(3)
06.08.07           Saturno VI                           27,519                  -           11.15.08(3)
07.26.07           Fideicheq                             8,427                  -           01.31.08(3)
09.05.07           Saturno VII                          34,288                  -           02.15.09(3)
11.09.07           Tarjetas del Mar III                 14,308                  -           09.27.08(3)
11.22.07           Radio Sapienza VI                    16,807                  -           01.12.11(3)

(2) These amounts shall be released monthly until redemption of debt securities.
(3) Estimated date, since maturity date shall occur at the time of the distribution of all of trust assets.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (Continued)
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 11:  NEGOTIABLE OBLIGATIONS

Global programs for the issuance of Negotiable Obligations which are outstanding are as follows:

                                                                                Date of
Authorized                                                     Term of        approval by             Approval by
Amount (*)      Class of Negotiable Obligations                Program    Shareholders' Meeting         C.N. V.
-------------   -------------------------------------------   --------   -----------------------    ---------------
US$ 2,000,000   Ordinary negotiable obligations, not           5 years   09.30.03 confirmed on      Resolution No.
                convertible into shares,  subordinated or                04.27.06                   14708 dated
                not, secured or unsecured.                                                          Dec.29, 2003
US$ 342,500     Ordinary negotiable obligations, not           5 years   04.28.05 confirmed on      Resolution No.
                convertible into shares, subordinated or                 04.26.07                   15228 dated
                not, to be adjusted or not, secured or                                              Nov.04, 2005
                unsecured.

(*)  Or its equivalents in other currencies

Banco de Galicia y Buenos Aires S. A. has the following Negotiable Obligations outstanding issued under these global programs:

                                                                                         Book value (*)
                                                                                                US$                   Issuance
                           Residual face                                        -------------------------------      authorized
Date of                         US$                                                  As of            As of            by the
Issuance      Currency    as of 12.31.07          Class       Term      Rate       12.31.07         12.31.06            C.N.V.
----------   ----------   ---------------     -------------  ------    ------    ------------   ----------------   --------------
05.18.04         US$              302,133     Ordinary          (1)       (2)         965,984          1,447,926       12.29.03
                                                                                                                     and 04.27.04
05.18.04         US$              171,015     Ordinary          (3)       (4)         561,051            986,261       12.29.03
                                                                                                                     and 04.27.04
05.18.04         US$              259,384(**) Subordinated      (5)       (6)         855,257            791,478       12.29.03
                                                                                                                     and 04.27.04

(*)  Includes principal and interest, net of expenses.
(**) This amount includes US$ 41,172 of the capitalization of interest services due between July 1, 2004 and July 1, 2007, inclusively on the account of the payment-in-kind (by means of Negotiable Obligations Due 2019).

The net proceeds of the above-mentioned issues of Negotiable Obligations were used to refinance the foreign debt in accordance with Section 36 of the Law on Negotiable Obligations, the Argentine Central Bank regulations and other applicable regulations.

(1) The residual principal of the Negotiable Obligations Due 2014 (93.74%) shall be amortized semi-annually, beginning January 1, 2010, in installments equal to 11.11% of the original principal amount, until their maturity date on January 1, 2014, when the remaining 4.86% of the original principal amount is due. As of December 31, 2007, Grupo Financiero Galicia S.A. holds no Negotiable Obligations Due 2014. As of December 31, 2006, the Company held said Negotiable Obligations for a face value of US$ 107,000.
(2) Interest shall accrue as from January 1, 2004, at a 3% annual fixed rate, which rate shall be increased by 1% each year until an annual rate of 7% is reached as from January 1, 2008 up to but not including January 1, 2014.
(3) The principal of the Negotiable Obligations Due 2010 shall be amortized semi-annually, beginning July 1, 2006, in installments equal to 12.5% of the original principal amount, until their maturity date on January 1, 2010.
(4) The interest rate established for the period July 1, 2007 - December 31, 2007 is 8.88% (6-month Libor: 5.38% plus 3.5%).
(5) These obligations shall be fully amortized upon maturity on January 1, 2019, unless their principal is previously redeemed at par, plus unpaid accrued interest and additional amounts, if any, fully or partially at the issuer's option at any time, after all negotiable obligations due in 2014 and 2010 have been fully repaid.
(6) Interest on Negotiable Obligations Due 2019 shall be payable in cash and in additional Negotiable Obligations Due 2019, semi-annually in arrears on January 1 and July 1 of each year, commencing on July 1, 2004. Negotiable Obligations Due 2019 shall accrue interest payable in cash at an annual fixed rate of 6%, as from January 1, 2004 up to, but not including, January 1, 2014. Such interest rate will increase to 11% per annum as from January 1, 2014 up to, but not including, January 1, 2019, the maturity date of the Negotiable Obligations Due 2019, unless they are previously redeemed. Interest payable in kind (by means of negotiable obligations due 2019) shall accrue at an annual fixed rate of 5%, beginning on January 1, 2004, and shall be payable on January 1, 2014 and January 1, 2019. As of December 31, 2007, Grupo Financiero Galicia S. A. held no Negotiable Obligation Due 2019. As of December 31, 2006, the Company held said Negotiable Obligations for a face value of US$ 4,281.93, which included capitalized interest on the new Negotiable Obligations.

As of December 31, 2007, Banco de Galicia y Buenos S. A.'s holdings of Negotiable Obligations due in 2014 are for an amount of $ 57,793.

Furthermore, as of December 31, 2007, Banco de Galicia y Buenos Aires S.A. holds past due Negotiable Obligations, which has not being tendered to the restructuring offer as follows:

                                                                                            Book value (*)             Issuance
                          Residual face                                            -------------------------------    authorized
Date of                     value US$                                                  As of            As of           by the
Issuance      Currency    as of 12.31.07        Class          Term      Rate        12.31.07         12.31.06          C.N.V.
----------   ----------   ---------------   --------------   ---------   ------    ------------   ----------------   ---------------
11.08.93        US$                 3,842     Ordinary        10 years     9.00%         18,826             19,759          10.08.93

(*)  This amount includes principal and interest.

In accordance with the provisions of the Law on Negotiable Obligations and the Argentine Central Bank regulations, the net proceeds of the negotiable obligations were applied to grant loans to domestic companies to finance investments in physical assets in Argentina, working capital or to restructure liabilities, consumer loans and mortgage loans to finance housing construction, or to acquire interest in domestic companies' capital stock and other uses envisaged by current regulations.

Moreover, as of December 31, 2006, Banco de Galicia y Buenos Aires S. A. held outstanding Negotiable Obligations issued as a result of the restructuring of the New York Branch's debt, not included in Banco de Galicia y Buenos Aires S. A.'s debt restructuring for the amount of $ 122,620 (including principal and interest) (with a residual face value of US$ 39,948), which were cancelled upon maturity during fiscal year 2007. These issues of negotiable obligations were part of the global program authorized by the General Shareholders' Meeting held on September 30, 1997 for a maximum total amount of US$ 1,000,000 for the issuance of ordinary negotiable obligations, not convertible into shares, that may be issued in pesos, U.S. dollars or in any other currency. At the date of these financial statements, this program has expired.

b) Companies controlled by Banco de Galicia y Buenos Aires S.A. - Issuance of Negotiable Obligations

In addition to Banco de Galicia y Buenos Aires S.A., its consolidated entities have the following negotiable obligations outstanding:

a)   Banco Galicia Uruguay S.A.

As of December 31, 2007:

                   Residual face value
Date of Issuance           US$              Term          Rate
----------------   -------------------     ----------   ---------
10.17.06                        29,814(*)    5 years            2%
08.31.03                         8,878       9 years            7%
08.31.03                           275       5 years            2%

(*) In addition, Grupo Financiero Galicia S.A. holds Negotiable Obligations issued on 10.17.06 for a FV of US$ 833.

As of December 31, 2006:

                   Residual face value
Date of Issuance           US$                Term        Rate
----------------   -------------------     ----------   ---------
10.17.06                        44,799(*)    5 years            2%
08.31.03                         8,924       9 years            7%
08.31.03                           559       5 years            2%

(*) In addition, Grupo Financiero Galicia S.A. held Negotiable Obligations issued on 10.17.06 for a FV of US$ 1,042.

b)   Tarjetas Regionales S.A.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (Continued)
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 11:  (Continued)

As of the date of these financial statements, the companies controlled by Tarjetas Regionales S.A. have the following programs of issuance and series of negotiable obligations outstanding, issued in order to finance their operations:

Tarjeta Naranja S.A.

                                                            Term of       Date of approval by      Approval by
Authorized amount(*)   Class of Negotiable Obligations      Program      Shareholders' Meeting        C.N.V.
-------------------    ---------------------------------   -----------   -----------------------   ---------------
US$ 350,000 (*)        Ordinary negotiable obligations,      5 years      10.31.07 confirmed on     Resolution No.
                       not convertible into shares                        11.16.07                  15785 dated
                                                                                                    Nov. 16, 2007

(*) The Company's Shareholders' Meeting held on July 14, 2005 authorized the constitution of a Global Program to issue Negotiable Obligations for a maximum outstanding amount of US$ 50,000 to be placed by means of a public offering. The Shareholders' Meeting held on March 3, 2006, in turn, authorized to increase the amount of said Global Program of Negotiable Obligations in US$ 100,000, thus resulting in a total maximum amount of US$ 150,000. Later, the Company's Shareholders' Meeting held on October 31, 2007 approved to extend said Program's amount up to a maximum outstanding amount of US$ 350,000 or an equivalent amount in any other currency.

The Company has the following Negotiable Obligations outstanding issued under this Global Program:

Date of                               Residual face
Issuance      Currency    Class         value US$      Class       Term              Rate
----------   ----------   --------   --------------   ------    ------------   ----------------
12.14.05        $           I        $       40,781     (1)       24 months      Variable (2)

06.14.06        US$         II       US$     26,000     (1)       30 months      Annual nominal
                                                        and                      fixed at 17%
                                                        (3)
09.15.06        US$        III       US$      9,967     (1)       360 days       Annual nominal
                                                        and                      fixed at 7%
                                                        (4)
11.29.06        US$         IV       US$    100,000     (1)       60 months      Annual nominal
                                                        and                      fixed at 15.5%
                                                        (5)
09.10.07        US$         V        US$     11,500     (1)       360 days       Annual nominal
                                                        and                      fixed at 8.25%
                                                        (6)
                     Book value                 Issuance
             -----------------------------     authorized
Date of        12.31.07          As of           As of
Issuance          (*)           12.31.06         C.N.V.
----------   -------------   -------------   -------------
12.14.05                 -          41,060        11.18.05

06.14.06            40,378          80,756        05.11.06


09.15.06                 -          31,154        09.01.06


11.29.06           312,010         312,010        11.08.06


09.10.07            37,273               -        08.27.07

(*)  This amount includes principal and interest.
(1)  Ordinary negotiable obligations
(2) Variable interest rate being the greatest between: a) the annualized quarterly variation in the Stabilization Coefficient of Reference (CER) plus an annual differential margin of 1.68% and b) the arithmetic average of the Argentine Central Bank's survey rate and time deposits at 59 days for amounts of $ 100 to $499.99 plus an annual nominal rate of 2%. Caps being: Maximum nominal annual at 20% and minimum nominal annual at 8%. On December 14, 2007, the Company paid the third installment of amortization corresponding to the above-mentioned Negotiable Obligations, thus it repaid the total amount issued.
(3) The Company issued and placed Class II Negotiable Obligations for a total amount of US$ 26,000, which, as specified by the terms and conditions of the securities, was converted into $ 80,150 and shall be payable in pesos. Investor assumes the exchange rate risk since amortization and interest services are calculated based on the principal amounts in pesos converted into dollars on each payment date.
(4) The Company issued and placed Class III Negotiable Obligations for a total amount of US$ 9,967, which, as specified by the terms and conditions of the securities, was converted into $ 30,519 as of December 31, 2006 and shall be payable in pesos. On September 10, 2007, the Company carried out redemption of total amount.
(5) The Company issued and placed Class IV Negotiable Obligations for a total amount of US$ 100,000, which, as specified by the terms and conditions of the securities, was converted into $ 307,900 and shall be payable in pesos. Investor assumes the exchange rate risk since amortization and interest services are calculated based on the principal amounts in pesos converted into dollars on each payment date.
(6) The Company issued and placed Class V Negotiable Obligations for a total amount of US$ 11,500, which, as specified by the terms and conditions of the securities, was converted into $ 36,340 as of the fiscal year end and shall be payable in US dollars.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (Continued)
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 11:  (Continued)

Tarjetas Cuyanas S.A.

                                                                        Date of approval by
                                                            Term of         Shareholders'
Authorized amount       Class of Negotiable Obligations     Program           Meeting             Approval by C.N.V.
-------------------    ---------------------------------  -----------   ---------------------   ---------------------
US$ 80,000 (*)         Ordinary negotiable obligations,     5 years           03.22.07          Resolution No. 15627
                       not convertible into shares                                              dated May 02, 2007.

(*) The Company's Shareholders' Meeting held on October 21, 1999 authorized the constitution of a Global Program to issue Negotiable Obligations for a maximum outstanding amount of US$ 35,000 to be placed by means of a public offering. The Shareholders' Meeting held on March 22, 2007, in turn, authorized to increase the amount of said Global Program of Negotiable Obligations in US$ 45,000, thus resulting in a total maximum amount of US$ 80,000.

The Company has the following Negotiable Obligations outstanding issued under this Global Program:


Date of                                  Residual face
Issuance      Currency      Series          value US$      Class       Term              Rate
----------   ----------   -----------   --------------   ------    ---------   --------------------------
12.11.06        $   (1)        XVII     $       34,613     (A)      210 days     Annual nominal at 12.46%
06.14.07       US$  (2)        XVIII    US$     65,000     (A)      5 years      Annual nominal at 12%
                     Book value                   Issuance
Date of      -----------------------------       authorized by
Issuance       12.31.07         12.31.06          the c.N.V.
----------   -------------   -------------   ------------------
12.11.06                 -          34,908      11.28.06 and
                                                12.11.06
06.14.07           199,152               -      05.24.07 and
                                                06.14.07

(*)  Includes principal and interest, net of expenses.
(A)  Ordinary negotiable obligations.
(1) On July 10, 2007, Tarjetas Cuyanas S.A. paid interest and the 100% principal amortization of the Series XVII Negotiable Obligations for a principal amount of $ 34,613 and interest for $ 2,493.
(2) The Company issued and placed Series XVIII Negotiable Obligations for a total amount of US$ 65,000, which, as specified by the terms and conditions of the securities, was converted into $ 200,064 and shall be payable in pesos. Investor assumes the exchange rate risk since amortization and interest services are calculated based on the principal amounts in pesos converted into dollars on each payment date.

NOTE 12:  MINIMUM CAPITAL REQUIREMENTS

Grupo Financiero Galicia S.A. is not subject to the minimum capital requirements established by the Argentine Central Bank.

Furthermore, Grupo Financiero Galicia S.A. meets the minimum capital requirement established by the Law Governing Commercial Companies, which amount to $ 12.

Pursuant to the Argentine Central Bank regulations, Banco de Galicia y Buenos Aires S.A. is required to maintain a minimum capital, which is calculated by weighting risks related to assets and to balances of bank premises and equipment and miscellaneous and intangible assets.

As called for by the Argentine Central Bank regulations, as of December 31, 2007 and December 31, 2006, minimum capital requirements were as follows:

                                                          Computable capital as a %
Date          Capital required     Computable capital     of the capital requirement
----------   ------------------   --------------------   ---------------------------
12.31.07              1,302,827              2,357,135                        180.92
12.31.06              1,084,313              1,861,559                        171.68

Communique "A" 3911 and supplementary regulations establish that, as from January 1, 2006, total exposure of financial institutions to the non-financial public sector must not exceed 40% of their total assets. Moreover, as from July 1, 2007, said exposure shall not exceed 35%.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (Continued)
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 12:  (Continued)

In due time, Banco de Galicia y Buenos Aires S. A. submitted to the Argentine Central Bank a plan to adjust to these regulations since the Company falls within the general regulatory limitations. The Argentine Central Bank approved said plan as accomplished on June 27, 2007.

Furthermore, non-compliance of the regulations on immaterial credit limits have been recorded which, in turn, generated an increase in the minimum capital required to cover credit risk.

NOTE 13:  CONTRIBUTION TO THE DEPOSIT INSURANCE SYSTEM

Law No. 24485 and Decree No. 540/95 established the constitution of the Deposit Insurance System to cover the risk attached to bank deposits, in addition to the system of privileges and safeguards envisaged in the Financial Institutions Law.

The National Executive Branch through Decree No. 1127/98 dated September 24, 1998 extended this insurance system to demand deposits and time deposits of up to $ 30 denominated either in pesos and/or in foreign currency.

This system does not cover deposits made by other financial institutions (including time deposit certificates acquired through a secondary transaction), deposits made by parties related to Banco de Galicia y Buenos Aires S.A., either directly or indirectly, deposits of securities, acceptances or guarantees and those deposits set up after July 1, 1995 at an interest rate exceeding the one established regularly by the Argentine Central Bank based on a daily survey conducted by it.

Those deposits whose ownership has been acquired through endorsement and those placements made as a result of incentives other than interest rates are also excluded. This system has been implemented through the constitution of the Deposit Insurance Fund ("FGD"), which is managed by a company called Seguros de Depositos S.A. (SEDESA). SEDESA's shareholders are the Argentine Central Bank and the financial institutions, in the proportion determined for each one by the Argentine Central Bank based on the contributions made to the fund.

As from January 1, 2005, the Argentine Central Bank set this contribution at 0.015% per month.

As of December 31, 2007, the standard contribution to the Deposits Insurance System amounted to $ 338,919, $ 20,378 of which corresponded to the period.

NOTE 14:  RESTRICTIONS IMPOSED ON THE DISTRIBUTION OF PROFITS

In the case of Banco de Galicia y Buenos Aires S.A., the Argentine Central Bank regulations require that 20% of the profits shown in the Income Statement at fiscal year-end, plus (or less), the adjustments made in previous fiscal years and, less, if any, the loss accumulated at previous fiscal year-end, be allocated to the legal reserve. This proportion applies regardless of the ratio of the Legal Reserve fund to Capital Stock.

If this reserve is reduced by any reason, no profits can be distributed until its total refund.

The Argentine Central Bank set rules for the conditions under which financial entities can make the distribution of profits. According to the new scheme, profits can be distributed as long as results are positive after deducting not only the Reserves, that may be legally and statutory required, but also the following items from Retained Earnings: the difference between the book value and the market value of public sector assets and/or debt instruments issued by the Argentine Central Bank not valued at market price, the amount of the asset representing the losses from lawsuits related to deposits and any adjustments required by the external auditors or the Argentine Central Bank not having been recognized.

Moreover, in order that a financial institution be able to distribute profits, said institution must comply with the capital adequacy rule, i.e with the calculation of minimum capital requirements and the regulatory capital.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (Continued)
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 14:  (Continued)

To these purposes, this shall be done by deducting from its assets and Retained Earnings all the items mentioned in the paragraph above, as well as the asset recorded in connection with the minimum presumed income tax and the amounts allocated to the repayment of long-term debt instruments subject to be computed as computable regulatory capital (RPC) pursuant to Communique "A" 4576.

In addition, in such calculation, a financial institution shall not be able to compute the temporary reductions in the capital required to cover the exposure to the public sector (governed by the "alfa 1" coefficient) that are currently in effect, as well as any other regulatory forbearance that the Argentine Central Bank may provide that affects minimum capital requirements, computable regulatory capital or a financial institution's capital adequacy, and the amount of profits that it wishes to distribute.

As of December 31, 2007, the adjustments which shall be made to Banco de Galicia y Buenos Aires S. A.'s Retained Earnings are as follows:

     - The positive difference between the book value and the market value of public sector assets and/or debt instruments issued by the Argentine Central Bank not valued at market price: $ 997,337.
     - The amount of the assets representing losses from lawsuits related to deposits: $ 277,024.

Distribution of profits shall require the prior authorization of the Argentine Central Bank, which intervention shall have the purpose of verifying the aforementioned requirements have been fulfilled.

Loan agreements entered into by Banco de Galicia y Buenos Aires S.A. as part of its foreign debt restructuring limit the Bank's ability to directly or indirectly declare or pay dividends, or make distributions in relation to shares of capital stock, except for stock dividends or distributions. It was also established that such restriction shall not apply to dividends paid to said Entity by a consolidated subsidiary.

Notwithstanding the above mentioned, those agreements contemplate that Banco de Galicia y Buenos Aires S.A. may directly or indirectly declare or pay dividends, and may permit its subsidiaries to do so, if: "(i) no default or event of default has taken place and continues to take place immediately before and after such payment has been made; (ii) the total outstanding Senior Debt were to be equal to or less than fifty percent (50%) of the amount of originally issued total Senior Debt; and (iii) the Bank were to repay two U.S. dollars (US$ 2) of Long-Term Debt principal for each U.S. dollar (US$ 1) paid as dividends."

The shareholders of Tarjeta Naranja S.A. ratified the decision made by the Board of Directors and set forth the following policy for the distribution of dividends: a) to keep under Retained Earnings, those retained earnings corresponding to fiscal years prior to 2005 and, therefore, not to distribute them as dividends, and b) to set the maximum limit for the distribution of dividends at 25% of the realized and liquid profits of each fiscal year as from fiscal year 2005 onwards. These restrictions shall remain in force as long as the Company's shareholder's equity is below $ 300,000.

Additionally, the Company agreed, pursuant to the terms and conditions of the Class II and IV Negotiable Obligations, not to distribute profits exceeding 50% of net income accrued during the fiscal year closest to the distribution date, for which financial statements are available.

NOTE 15:  NATIONAL SECURITIES COMMISSION ("C.N.V.")

Resolution No. 368/01
As of December 31, 2007, Banco de Galicia y Buenos Aires S.A.' shareholders' equity exceeds that required by Resolution No. 368/01, Chapter XIX, items 4 and 5 of the C.N.V. to act as an over-the-counter broker. Furthermore, in compliance with Section 32 of Chapter XI of that Resolution, in its capacity as depository of the mutual funds "FIMA ACCIONES", "FIMA P.B. ACCIONES," "FIMA RENTA EN PESOS," "FIMA RENTA EN DOLARES," "FIMA AHORRO PESOS," "FIMA RENTA PLUS," "FIMA RENTA CORTO PLAZO," "FIMA MONEY MARKET EN PESOS LIQUIDADO," "FIMA NUEVO RENTA EN DOLARES," "FIMA GLOBAL ASSETS," "FIMA RENTA LATINOAMERICANA," "FIMA PREMIUM" and "FIMA OBLIGACIONES NEGOCIABLES," as of December 31, 2007, Banco de Galicia y Buenos Aires S.A. holds a total of 590,129,238 units under custody for a market value of $ 616,953, which is included in the "Depositors of Securities held in Custody" account.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (Continued)
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 15:  (Continued)

As of December 31, 2006, the securities held in custody by the Bank totaled 617,876,327 units and their market value amounted to $ 480,033.

NOTE 16:  ISSUES DERIVED FROM THE SYSTEMIC CRISIS OF LATE 2001

16.1 - Deposits with the financial system - Legal actions requesting protection of constitutional guarantees As a result of the provisions of Decree No. 1570/01, Law No. 25561, Decree No. 214/02 and concurrent regulations, and as a consequence of the restrictions on cash withdrawals and of the measures that established the pesification and restructuring of foreign-currency deposits, as from December 2001, a significant number of claims have been filed against the National State and/or financial institutions, formally challenging the emergency regulations and requesting prompt payment of deposits in their original currency. Most lower and upper courts have declared the emergency regulations unconstitutional.

As of December 31, 2007, the court orders received by Banco de Galicia y Buenos Aires S. A. requiring the reimbursement of deposits in foreign or Argentine currency, at the free-exchange rate, amounted to $ 11,747 and US$ 647,349. The above-mentioned Company, in compliance with said court orders, as of said same date, has paid the amount $ 1,214,192 and US$ 112,083 regarding the reimbursement of deposits in pesos and foreign currency.

The difference between the amounts paid as a result of the abovementioned court orders and the amount resulting from converting deposits at the $ 1.40 per U.S. dollars exchange rate, adjusted by the CER and interest accrued up to the payment date, which amounted to $ 706,860 and $ 688,390, as of December 31, 2007 and December 31, 2006, respectively, has been recorded under "Intangible Assets". Residual values as of said dates total $ 277,024 and $ 367,221, respectively. Banco de Galicia y Buenos Aires S.A. has repeatedly reserved its right to make claims, at suitable time, in view of the negative effect caused on its financial condition by the reimbursement of deposits originally denominated in U.S. dollars, pursuant to orders issued by the Judicial Branch, either in U.S. dollars or in pesos for the equivalent amount at the market exchange rate, since compensation of this effect was not included by the National Government in the calculation of the compensation to financial institutions. The method of accounting for such right as a deferred loss, set forth by the Argentine Central Bank regulations, does not affect its existence or legitimacy. To such effect, the Entity has reserved the corresponding rights.

On December 30, 2003, Banco de Galicia y Buenos Aires S.A. formally requested the National Executive Branch, with a copy to the Ministry of Economy ("MECON") and to the Argentine Central Bank, the payment of due compensation for the losses incurred that were generated by the "asymmetric pesification" and especially for the negative effect on its financial condition caused by court decisions. Banco de Galicia y Buenos Aires S.A. has reserved its right to further extend such request in order to encompass losses made definitive by new final judgments.

On December 27, 2006, the Argentine Supreme Court of Justice (the "Supreme Court") ruled on the case named "Massa c/ Estado Nacional y Bank Boston" and decided that the sued bank should fulfill its obligation to reimburse a deposit made in U.S. dollars subject to emergency regulations, paying the original amount converted into pesos at the exchange rate of $ 1.40 per U.S. dollar, adjusted by the CER until the payment day, with a 4% annual interest and calculating the amounts paid based on preliminary injunctions or other reasons such as payments on account.

Moreover, in the Kujarchuck case (August 2007), the Supreme Court established a calculation method for partial payments, thus ratifying the criteria held by most of the courts of law since the Massa's ruling. On March 20, 2007 Supreme Court of Justice ruled, in the case of "EMM S.R.L. c/ Tia S.A.", that Decree No. 214/02 did not apply to judicial deposits, and that such deposits must be reimbursed to the depositors in their original currency.

It is expected that said decisions by the Supreme Court of Justice would be strongly followed in similar cases to be heard by the lower courts.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (Continued)
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 16:  (Continued)

Banco de Galicia y Buenos Aires S. A. keeps addressing court decisions gradually on a case-by-case basis in accordance with the individual circumstances of each case. Management continuously monitors and analyses the implications of such ruling for similarly situated cases. Banco de Galicia y Buenos Aires S. A. records liabilities for $ 62,461 on account of the amounts pending settlement as result of the cases still unresolved. The possible difference that may arise from the amount ordered by the courts and the amount recorded by Banco de Galicia y Buenos Aires S. A. shall be registered as stated for by the Argentine Central Bank's regulations under Intangible Assets, and shall be amortized in 60 months. As a consequence of the above, and due to the information available at the date of these financial statements, Banco de Galicia y Buenos Aires S. A.'s management considers that the effects derived from these situations would not significantly affect the Bank's shareholders' equity.

It is worth mentioning that during previous fiscal year, as well as in the current one, Banco de Galicia y Buenos Aires S.A. has noticed that the number of legal actions filed by customers requesting the reimbursement of deposits in their original currency has decreased significantly. This implies that the risk of worsening this problem in the future has been reduced.

With respect to judicial deposits that were pesified, the Argentine Central Bank provided that, as from July 2007, institutions should establish an allowance equal to the difference that arises from the balance of deposits recorded at each month-end in their original currency and the balance in pesos that was recorded in the books. This allowance, established as of December 31, 2007, and charged to Income amounts to $ 1,790.

16.2 - Claims due to foreign exchange differences arising from the repayment of financial assistance during foreign-exchange market holidays in January 2002. During December 2001, Banco de Galicia y Buenos Aires S.A. received financial assistance in pesos from the Argentine Central Bank to face a temporary liquidity shortage. This financial assistance was repaid by using the funds, in U.S. dollars, provided by the Bank Liquidity Fund, on January 2 and 4, 2002.

On the day those funds were credited, the Argentine Central Bank had declared a foreign-exchange market holiday.

On January 6, 2002, before the market was reopened, Law No. 25561 was enacted, which repealed the convertibility system and established a new exchange rate of $1.40 per U.S. dollar.

As a result of the aforementioned regulations, during the foreign-exchange market holiday, no foreign currency could be traded.

Consequently, the U.S. dollars funds credited by the Bank Liquidity Fund on January 02 and 04, 2002, remained in U.S. dollars until the reopening of the market.

On that date, and in accordance with the regulations in force, the U.S. dollar was sold at $1.40.

Therefore when the Argentine Central Bank applied US$ 410,000 to the payment by Banco de Galicia y Buenos Aires S.A. of the financial assistance granted, it should have cancelled US$ 410,000 per $1.40, that is, the amount of $ 574,000, and not only $ 410,000.

This has infringed the guarantee of inviolability of private property and equal treatment before the law.

Banco de Galicia y Buenos Aires S.A. considers that the $ 164,000 difference will have to be reimbursed to the Bank, dated January 2002, or that an equivalent restoration of its equity should be considered.

The Bank has a claim outstanding to the Argentine Central Bank to recover the above-mentioned amount. Such right has not been accounted for in these financial statements.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (Continued)
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 16:  (Continued)

16.3 - Compensation to financial institutions
In order to compensate the losses arisen from the asymmetric pesification of assets and liabilities set forth by Decree No. 214/02, Banco de Galicia y Buenos Aires S.A. received a Compensatory Bond for the amount of US$ 906,277.46 of a face value of Boden 2012. Said Bond was completely received and recorded at the end of fiscal year 2005.

During fiscal year 2006 and pursuant to Sections 28 and 29 of Decree No. 905/02, by means of the application of public-sector assets, 90.8% of the total Hedge Bond received by Banco de Galicia y Buenos Aires S. A. was acquired to compensate the currency mismatch after calculating the Compensatory Bond in US dollars for the amount of US$ 1,154,955 of face value of Boden 2012 and US$ 406,775 in connection to past due amortization and interest coupons.

During April 2007, through the acquisition of the Hedge Bond's remaining balance for a face value of US$ 116,797 of Boden 2012, plus past due amortization and interest coupons for the amount of US$ 43,635 by means of a swap for Secured Loans, the compensation to be received by Banco de Galicia y Buenos Aires S.A., according to the above-mentioned Decree, was finally completed.

16.4 - Situation of Banco Galicia Uruguay S.A.
Banco Galicia Uruguay S.A., after having been affected by the economic crisis of late 2001, in December 2002, restructured its deposits with a high degree of participation by its depositors. Subsequently, it implemented various voluntary exchanges of restructured deposits, which allowed it to significantly reduce such liabilities.

The Uruguayan authorities resolved to maintain the authorization to operate granted to Banco Galicia Uruguay S.A. by the Executive Branch and withdraw the authorization to act as a commercial bank.

As of December 31, 2007, the principal amount of the restructured liabilities (time deposits and negotiable obligations) was $ 251,932 and Banco Galicia Uruguay S.A. had settled the installments corresponding to the payment schedule. As of such date, Shareholders' equity amounts to $ 137,207 and it is estimated that the cash flows of this company's assets (mainly credits) shall exceed, in all of the payment periods of the restructuring agreement, the obligations resulting from such agreement.

On February 22, 2007, through Resolution D/74/2007, the Central Bank of Uruguay decided to lift the intervention of Banco Galicia Uruguay S.A., thus reinstating its authorities.

16.5 - Repurchase of restructured foreign debt
During February 2007, Banco de Galicia y Buenos Aires S.A. repurchased parte of the debt originated in the debt restructuring completed in May 2004 that was instrumented as loans. Banco de Galicia y Buenos Aires S. A. repurchased loans maturing in 2010 and 2014 for a total residual amount of US$ 178,794. These transactions were carried at market value thus generating a US$ 6,942 profit with respect to the loans' book value. The repurchase was funded through the sale of Boden 2012 bonds in the market, which generated a loss of approximately US$ 8,860 due to the difference between the market price and the book value of such bonds.

In August 2007, Negotiable Obligations Due in 2014 for a face value of US$ 102,200 were repaid. These Obligations were used for the payment of new shares on account of the capital increase carried out, under the conditions stated in
Note 22 to the Consolidated Financial Statements.

Furthermore, pursuant to the agreements governing Banco de Galicia y Buenos Aires S. A.'s restructured foreign debt, Negotiable Obligations and Loans Due in 2014 were partially redeemed at their technical value for face value amounts of US$ 22,698 and US$ 2,312, respectively.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (Continued)
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 16:  (Continued)

In addition, Negotiable obligations due in 2014 and 2010 were repaid in advance for a face value of US$ 40,292 and US$ 79,215, respectively, which were acquired at market price; as well as Loans due in 2014 for a face value amount of US$ 9,518.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (Continued)
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 17:  SETTING UP OF FINANCIAL TRUSTS

     a) Financial trusts with Banco de Galicia y Buenos Aires S.A. as trustee outstanding at fiscal year-end:

                                                                                                 Book value of
                                                                                            securities held in own
                                Estimated                                                          portfolio
                   Creation      maturity                                     Portfolio     -----------------------
Name                 Date          date         Trustee      Trust assets    transferred    12.31.07     12.31.06
--------------   ------------   ----------   -------------   ------------   -------------   ---------   -----------
Galtrust I         10.13.00      10.10.15     First Trust      Loans to
                                              of New York     provincial      US$ 490,224     600,909       571,582
                                                  N.A.        governments        (*)
                                                               (Bogar)

Galtrust II        12.17.01      12.10.10     First Trust      Mortgage
                                              of New York       loans          US$ 61,191       8,146         7,683
                                                 N.A.

Galtrust V         12.17.01      01.10.16     First Trust      Mortgage
                                              of New York       loans          US$ 57,573      16,854        16,457
                                                 N.A.

Galicia            04.16.02      05.06.32       Bapro
                                              mandatos y       Secured          $ 108,000      65,347        58,159
                                               negocios         loans

Galicia            02.22.05      07.12.13      Deustche       Commercial
Hipotecas                                      Bank S.A.       mortgage         $  29,059           -         6,892
Comerciales                                                     loans

Creditos           08.17.05      03.15.15      Deustche        Mortgage         $  91,000      20,313        18,776
Inmobiliarios                                  Bank S.A.        loans
Galicia I

Creditos           10.12.05      12.15.25      Deustche        Mortgage         $ 150,000      47,493        43,347
Inmobiliarios                                  Bank S.A.        loans
Galicia II

Galicia            07.03.06      02.15.11      Deustche      Pledge loans       $  86,623      12,780        12,409
Prendas                                        Bank S.A.
Comerciales

Galicia            01.25.06      11.15.09      Deustche        Consumer         $  97,367           -        21,155
Personales II                                  Bank S.A.        loans

Galicia            05.16.06      03.15.11      Deustche        Consumer         $ 100,000      15,909        13,355
Personales III                                 Bank S.A.        loans

Galicia            01.17.07      10.15.11      Deustche        Consumer         $ 100,000      13,824             -
Personales IV                                  Bank S.A.        loans

Galicia            04.13.07      01.15.12      Deustche        Consumer         $ 150,000      19,939             -
Personales V                                   Bank S.A.        loans

Galicia            09.28.07      06.15.12      Deustche        Consumer         $ 108,081      15,257             -
Personales VI                                  Bank S.A.        loans

Galicia            09.22.06      05.15.11      Deustche         Assets          $ 150,000      23,015        20,653
Leasing I                                      Bank S.A.        under
                                                              financial
                                                                leases

(*) The remaining US$ 9,776 was transferred in cash.

b) As of December 31, 2007, Banco de Galicia y Buenos Aires S.A. records financial trusts.
- Acquired as investments for $ 7,325. As of the previous fiscal year's end, these amounted to $ 1,322.
- Acquired in its capacity as underwriter for $ 8,423.
- Received as loan repayment for $ 24,884. As of December 31, 2006, these amounted to $ 25,094.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (Continued)
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 17:  (Continued)

c) A trust called "BG Financial Trust" was created in December 2005. Receivables amounting to $ 264,426, belonging to the portfolio classified as situation 3 or lower, have been transferred to the trustee ("Equity Trust Company (Argentina) S.A.") for a value, net of allowances, of $ 91,290. Banco de Galicia y Buenos Aires S.A. received such amount in cash. The debt securities issued by the trust were fully subscribed by third parties.

Banco de Galicia y Buenos Aires S.A. has been appointed Trustee and Collection Manager of the Trust, thus assuming a special management commitment that will enable the Bank to receive a compensation incentive upon the occurrence of the following: (i) no later than December 31, 2009, the net cash flow effectively collected equals or exceeds the price paid for the transferred portfolio; and
(ii) no later than December 31, 2012, an IRR equal to or higher than 18% is reached. In the event the two objectives of the special management commitment fail to be met, a penalty equal to the difference shall be paid to the trustee.

As of December 31, 2007, the collection amounts to $ 107,400, thus complying with the requirement set forth in item (i) of the above paragraph. Apart from that, from the analysis of the possibilities to recover the remaining cases, compliance with the commitments mentioned in item (ii) in advance is foreseen.

d) Financial trusts with the companies controlled by Tarjetas Regionales S.A. as trustees outstanding at fiscal year-end.

Tarjeta Naranja S.A.

                                                                                                     Book value of
                                                                                                  securities held in
                                Estimated                                                            own portfolio
                    Creation    maturity                                            Portfolio    ---------------------
Name                  date        date           Trustee          Trust assets     transferred    12.31.07    12.31.06
----------------   ----------   ----------   ----------------   ----------------   -----------   ---------   ---------
Tarjeta Naranja     11.07.05     05.20.08      Equity Trust     Certain credit       94,500      21,254      16,946
Trust I                                          Company        rights against
                                             (Argentina) S.A.    cardholders

Tarjeta Naranja     02.16.06     12.20.07      Equity Trust     Certain credit       80,000           -      11,255
Trust II                                         Company        rights against
                                             (Argentina) S.A.    cardholders

Tarjeta Naranja     08.15.06     09.20.08      Equity Trust     Certain credit      139,342      26,835      20,612
Trust III                                        Company        rights against
                                             (Argentina) S.A.    cardholders

Tarjeta Naranja     08.14.07     07.20.08      Equity Trust     Certain credit       76,052       8,707           -
Trust IV                                         Company        rights against
                                             (Argentina) S.A.    cardholders

Tarjeta Naranja     10.09.07     11.20.09      Equity Trust     Certain credit      115,306      17,818           -
Trust V                                          Company        rights against
                                             (Argentina) S.A.    cardholders

Tarjeta Naranja     12.11.07     01.23.10      Equity Trust     Certain credit      153,727      22,440           -
Trust VI                                         Company        rights against
                                             (Argentina) S.A.    cardholders

As of December 31, 2007, Tarjeta Naranja S.A.'s holdings of class "B" debt securities and participation certificates totaled $ 15,920 and $ 81,134, respectively. As of December 31, 2006 its holdings totaled $ 14,711 and $ 34,102, respectively.

Furthermore, as of December 31, 2007, the Company records trusts acquired as investments for $ 341.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (Continued)
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 17:  (Continued)

Tarjetas Cuyanas S.A.

                                                                                                     Book value of
                                                                                                  securities held in
                                Estimated                                                            own portfolio
                    Creation    maturity                                            Portfolio    --------------------
Name                  date        date           Trustee          Trust assets     transferred   12.31.07   12.31.06
-----------------   ---------   ---------   ----------------   -----------------   -----------   --------   ---------
Tarjeta Nevada II   12.01.04     Settled     Banco Patagonia    Certain credit       16,000          -         122
                                                  S.A.          rights against
                                                                 cardholders

Tarjeta Nevada      05.24.05     Settled     Banco Patagonia    Certain credit       25,000          -       5,429
III                                               S.A.          rights against
                                                                 cardholders

Tarjetas Cuyanas    11.23.05     Settled      Equity Trust      Certain credit       26,784          -       1,284
Trust I                                         Company         rights against
                                            (Argentina) S.A.     cardholders


Tarjetas Cuyanas    04.04.06     Settled      Equity Trust      Certain credit       37,680          -       5,091
Trust II                                        Company         rights against
                                            (Argentina) S.A.     cardholders

Tarjetas Cuyanas    07.14.06     Settled      Equity Trust      Certain credit       22,407          -       2,725
Trust III                                       Company         rights against
                                            (Argentina) S.A.     cardholders

Tarjetas Cuyanas    11.01.06    11.15.08      Equity Trust      Certain credit       68,120     17,911      13,919
Trust IV                                        Company         rights against
                                            (Argentina) S.A.     cardholders

As of December 31, 2007 and December 31, 2006 Tarjetas Cuyanas' holding of participation certificates totaled $ 17,911 and $ 28,570, respectively. No holdings of debt securities were recorded.

Tarjetas del Mar S.A.

                                                                                                     Book value of
                                                                                                  securities held in
                                Estimated                                                            own portfolio
                    Creation    maturity                                            Portfolio    --------------------
Name                  date        date           Trustee          Trust assets     transferred   12.31.07   12.31.06
-----------------   ---------   ---------   ----------------   -----------------   -----------   --------   ---------
Tarjetas del Mar    10.17.06     Settled     Banco de Galicia   Certain credit        6,000          -       1,158
Serie II                                      y Buenos Aires    rights against
                                                   S.A.          cardholders

Tarjetas del Mar    11.09.07     05.27.08    Banco de Galicia   Certain credit       14,217      2,692           -
Serie III                                     y Buenos Aires    rights against
                                                   S.A.          cardholders

As of December 31, 2007 and December 31, 2006 Tarjetas Del Mar S.A.'s holding of participation certificates totaled $ 2,692 and $ 1,158, respectively. No holdings of debt securities were recorded.

NOTE 18:  DERIVATIVES

PUT OPTIONS WRITTEN
As established by Section 4, subsection a), and Section 6 of Decree No 1836/02 and regulations of the Argentine Central Bank, Banco de Galicia y Buenos Aires S.A. granted the holders of Rescheduled Deposit Certificates, who had opted to receive Boden 2013 and Boden 2012 in lieu of the payment of those certificates, an option to sell coupons. Said options, as of December 31, 2007 and December 31, 2006, are valued at the strike price.

The strike price will be equal to that resulting from converting the face value of each coupon in U.S. dollars into pesos at a rate of $1.40 per U.S. dollar adjusted by applying the C.E.R. variation, which arises from comparing the index as of February 3, 2002 to that corresponding to the due date of the coupon. That value shall in no

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (Continued)
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 18:  (Continued)

case exceed the principal and interest amounts in pesos resulting from applying to the face value of the coupon in U.S. dollars the buying exchange rate quoted by Banco de la Nacion Argentina on the payment date of that coupon.

These options have been recorded under "Memorandum Accounts - Credit-Derivatives
- Notional Value of Put Options Written" in the amount of $ 162,336 as of December 31, 2007 and $ 175,923 as of December 31, 2006, respectively.

FORWARD PURCHASE-SALE WITHOUT DELIVERY OF THE UNDERLYING ASSET
Mercado Abierto Electronico (MAE) and Mercado a Termino de Rosario (ROFEX) have trading environments for the closing, recording and settlement of financial forward transactions carried out among its agents, being Banco de Galicia y Buenos Aires S.A. one of them.

The general settlement mode for these transactions is without delivery of the traded underlying asset. Settlement is carried on a daily basis, in pesos, for the difference, if any, between the closing price of the underlying asset and the closing price or value of the underlying asset corresponding to the previous day, the difference in price being charged to income.

As of December 31, 2007, forward purchase and sale transactions totaled $ 1,740,332 and $ 879,844, respectively, while as of December 31, 2006 they totaled $ 475,338 and $ 148,866, respectively.

Said transactions are recorded under Memorandum accounts for the notional value traded.

Balances pending settlement are recorded under "Other Receivables from Financial Brokerage" and/or "Other Liabilities Resulting from Financial Brokerage", as the case may be.

Banco de Galicia y Buenos Aires S.A.'s management of financial risks is carried within the limits of the policies approved by the Board of Directors in such respect. In that sense, "derivatives" allow, depending on market conditions, to adjust risk exposures to the established limits, thus contributing to keep such exposures within the parameters set forth by said policies. Banco de Galicia y Buenos Aires S.A. plans to continue to use these instruments in the future, as long as their use is favorably assessed, in order to limit certain risk exposures.

NOTE 19:  NET EXPOSURE TO THE PUBLIC SECTOR

As of December 31, 2007 and December 31, 2006, Banco de Galicia y Buenos Aires S.A.'s net exposure to the public sector, including the Argentine Central Bank and excluding the deposits made at such entity, in compliance with minimum cash requirements, is the following:

                                                          12.31.07     12.31.06
                                                         ----------   ----------
Government securities - global position                   3,858,575    4,830,723
Loans                                                     1,317,879    2,797,993
Other receivables resulting from financial brokerage        870,089    1,218,653
                                                         ----------   ----------
Total assets                                              6,046,543    8,847,369
                                                         ----------   ----------
Liabilities to the BCRA                                           -    3,025,977
                                                         ----------   ----------
Net exposure to the public sector (*)                     6,046,543    5,821,392
                                                         ==========   ==========

(*) Excludes the residual value of the amounts paid in compliance with court orders, as mentioned in Note 16.1 above.

It is worth mentioning that on March 2, 2007, and mainly through the realization of public sector assets, Banco de Galicia y Buenos Aires S.A. settled its debt with the Argentine Central Bank totally and in advance for the financial assistance received during the economic crisis that took place at the end of 2001 and the beginning of 2002 and which was originally due on October 2011.

As of September 30, 2007 and September 30, 2006 the consolidated financial statements of Sudamericana Holding S.A. include secured loans for $ 54,946 and $ 48,633, respectively.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (Continued)
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 20:   CHANGES IN SIGNIFICANT ASSETS AND LIABILITIES

There follows the breakdown of the most significant assets and liabilities shown in these consolidated financial statements, presented in comparative format with the previous fiscal year, in order to disclose the changes in those assets and liabilities during the current fiscal year:

                                                                                         12.31.07        12.31.06
                                                                                       ------------    ------------
ASSETS
  LOANS                                                                                  11,601,029      10,524,972
                                                                                       ------------    ------------
  - To the non-financial public sector                                                    1,265,466       2,739,282
  - To the financial sector                                                                 110,028         311,623
    - Interbank loans (call money loans granted)                                              2,906         204,191
    - Other loans to domestic financial institutions                                         64,895          64,881
    - Accrued interest, adjustments and exchange rate differences receivable                 42,227          42,551
  - To the non-financial private sector and residents abroad                             10,654,142       7,801,109
    - Overdrafts                                                                            792,148         346,135
    - Promissory notes                                                                    2,911,170       2,143,706
    - Mortgage loans                                                                        945,088         687,954
    - Pledge loans                                                                           94,520          67,145
    - Consumer loans                                                                        977,976         563,232
    - Credit card loans                                                                   3,630,133       2,458,572
    - Other                                                                               1,168,684       1,403,209
    - Accrued interest and quotation differences receivable                                 177,027         154,960
    - Documented interest                                                                   (42,462)        (23,231)
    - Unallocated collections                                                                  (142)           (573)
  - Allowances                                                                             (428,607)       (327,042)
                                                                                       ------------    ------------
  OTHER RECEIVABLES RESULTING FROM FINANCIAL BROKERAGE                                    3,596,970       5,412,824
                                                                                       ------------    ------------
  - Argentine Central Bank                                                                  192,911       1,878,286
  - Amounts receivable for spot and forward sales to be settled                              31,090          91,441
  - Securities receivable under spot and forward purchases to be settled                  1,517,600       1,464,917
  - Others not included in the debtor classification regulations                          1,603,703       1,761,381
  - Unlisted negotiable obligations                                                          20,868          26,721
  - Balances from forward transactions without delivery of underlying asset to
be settled                                                                                    1,087           1,807
  - Others included in the debtor classification regulations                                240,270         207,930
  - Accrued interest receivable not included in the debtor classification
regulations                                                                                   2,017           1,463
  - Accrued interest receivable included in the debtor classification regulations             6,594             774
  - Allowances                                                                              (19,170)        (21,896)
                                                                                       ------------    ------------

                                                                                        12.31.07         12.31.06
                                                                                       ------------    ------------
LIABILITIES
  DEPOSITS                                                                               13,165,621      10,779,369
                                                                                       ------------    ------------
  - Non-financial public sector                                                             193,911          63,922
  - Financial sector                                                                        167,206         154,303
  - Non-financial private sector and residents abroad                                    12,804,504      10,561,144
    - Current Accounts                                                                    2,629,925       1,982,765
    - Savings Accounts                                                                    3,228,954       2,442,946
    - Time Deposits                                                                       6,543,910       5,789,299
    - Investment accounts                                                                       199           4,031
    - Other                                                                                 291,103         211,176
    - Accrued interest and quotation differences payable                                    110,413         130,927
                                                                                       ------------    ------------

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (Continued)
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 20:   (Continued)

                                                                                     12.31.07       12.31.06
                                                                                   ------------   ------------
LIABILITIES
  OTHER LIABILITIES RESULTING FROM FINANCIAL BROKERAGE                                6,362,954      9,806,216
                                                                                   ------------   ------------
  - Argentine Central Bank                                                                  698      3,025,977
    - Other                                                                                 698      3,025,977
  - Banks and international entities                                                    717,316        844,263
  - Unsubordinated negotiable obligations                                             2,190,231      2,809,416
  - Amounts payable for spot and forward purchases to be settled                      1,273,308      1,046,181
  - Securities to be delivered under spot and forward sales to be settled                30,734         91,329
  - Loans from domestic financial institutions                                          213,039        281,445
    - Interbank loans (call money loans received)                                        12,501         99,594
    - Other loans from domestic financial institutions                                  199,191        181,461
    - Accrued interest payable                                                            1,347            390
  - Balances from forward transactions without delivery of underlying asset to
be settled                                                                                    -          2,478
  - Other                                                                             1,855,825      1,577,126
  - Accrued interest, adjustments and exchange rate difference payable                   81,803        128,001
                                                                                   ------------   ------------
  SUBORDINATED NEGOTIABLE OBLIGATIONS                                                   855,258        777,617
                                                                                   ============   ============

NOTE 21:   TAX ISSUES

At the date of these consolidated financial statements, the Argentine Revenue Service (AFIP) and the Revenue Board of the Province of Cordoba are in the process of conducting audits. Said agencies have served notices and made claims regarding taxes applicable to Tarjetas Regionales S.A.`s subsidiaries. The amount claimed for such reason, adjusted as of December 31, 2007, totals $ 29,000 approximately.

Based on the opinions of their tax advisors, the companies believe that the abovementioned claims are both legally and technically groundless and that taxes related to the claims have been correctly calculated in accordance with tax regulations in force and existing case law.

Therefore, both companies are taking the corresponding administrative and legal steps in order to solve such issues. However, since the final outcome of these measures cannot be foreseen, provisions have been set up to cover such contingencies.

NOTE 22:   CAPITAL STOCK INCREASE

- Banco de Galicia y Buenos Aires S.A.
At the Ordinary and Extraordinary Shareholders' Meeting held on October 11, 2006, Banco Galicia y Buenos Aires S.A.'s shareholders resolved to increase the capital stock in an amount of up to 100,000,000 ordinary book-entry class "B" shares with one vote per share and a face value of $ 1 (one peso) each.

It was also decided that the subscription of the new shares could be made, at the option of the subscriber, in cash or by exchange of Negotiable Obligations due on 2010, 2014, and 2019.

It was as well decided that the subscription price of the new shares should be equal to the weighted average of the market price of Banco de Galicia y Buenos Aires S.A.'s share on the Buenos Aires Stock Exchange (B.C.B.A.) for the twenty
(20) business days prior to the date of the determination of the subscription price in which the Bank's share has been listed. The date when the subscription price was determined was July 19, 2007, and such price was $ 4.991 (in pesos) per share. The difference between the face value of the share and the subscription price was the issuance premium.

The values determined for the reception of negotiable obligations pursuant to the provisions of Resolution No. 466 of the C.N.V., expressed in pesos, were as follows:

Negotiable Obligations due on 2010 with FV US$ 100: $ 193.200
Negotiable Obligations due on 2014 with FV US$ 100: $ 285.599
Negotiable Obligations due on 2019 with FV US$ 100: $ 368.025

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (Continued)
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 22:   (Continued)

The aforementioned values show the following: the original principal amount net of amortizations as of the end of the preemptive rights subscription, interest accrued since the last coupon and capitalized interest in case it may correspond, and the maximum valuations and the exchange rate established by such resolution.

Regarding the use of proceeds, those corresponding to the negotiable obligations were used for the partial reduction of the liabilities reflected by such instruments and cash received was used to increase working capital.

The term established for the preemptive rights subscription commenced on July 23, 2007 and ended on August 1, 2007, being it possible to exercise the accretion right within the same term.

In August 2007, 93,664,806 new shares were subscribed and paid in through the exercise of preemptive rights subscription and accretion rights. This generated an increase in Banco de Galicia y Buenos Aires S.A.'s Shareholders' equity on account of principal and share issuance, taking into consideration the issuance expenses for $ 465,958. Furthermore, for the portion paid in through negotiable obligations (Negotiable obligations due on 2014 with a FV of US$ 102,200), which were considered at a value lower than their book value, Banco de Galicia y Buenos Aires S.A. recorded profits for $ 27,024.

NOTE 23:   SEGMENT REPORTING

Below, there is a breakdown of the accounting information as of December 31, 2007 and 2006, by related business segment:

Primary segment: Business.

                            Financial brokerage     Services         Total
                            -------------------   ------------   ------------
Income                                1,997,886      1,170,700      3,168,586
Expenses                              1,246,700        257,604      1,504,304
                            -------------------   ------------   ------------
Result as of 12.31.07                   751,186        913,096      1,664,282
                            -------------------   ------------   ------------
Result as of 12.31.06                   378,224        672,001      1,050,225
                            -------------------   ------------   ------------

Secondary segment: Geographic.

                          City of Buenos Aires   Rest of the country          Foreign                 Total
                          --------------------   --------------------   --------------------   --------------------
Financial brokerage
Income                               1,296,196                682,481                 19,209              1,997,886
Expenses                               808,839                425,874                 11,987              1,246,700
                          --------------------   --------------------   --------------------   --------------------
Result as of 12.31.07                  487,357                256,607                  7,222                751,186
                          --------------------   --------------------   --------------------   --------------------
Result as of 12.31.06                  263,834                102,343                 12,047                378,224
                          --------------------   --------------------   --------------------   --------------------

                          City of Buenos Aires   Rest of the country          Foreign                 Total
                          --------------------   --------------------   --------------------   --------------------
Services
Income                                 759,531                399,913                 11,256              1,170,700
Expenses                               167,129                 87,998                  2,477                257,604
                          --------------------   --------------------   --------------------   --------------------
Result as of 12.31.07                  592,402                311,915                  8,779                913,096
                          --------------------   --------------------   --------------------   --------------------
Result as of 12.31.06                  468,760                181,837                 21,404                672,001
                          --------------------   --------------------   --------------------   --------------------

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (Continued)
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 23:  (Continued)

The accounting measurement of assets and liabilities allocated to the above-mentioned segments is the following:

                                          12.31.07       12.31.06
                                        ------------   ------------
ASSETS
  GOVERNMENT AND CORPORATE SECURITIES      1,694,030      3,188,648
  LOANS                                   11,601,029     10,524,972
  OTHER RECEIVABLES RESULTING FROM
   FINANCIAL BROKERAGE                     3,596,970      5,412,824
  ASSETS UNDER FINANCIAL LEASES              355,784        206,175
                                        ------------   ------------

                                          12.31.07       12.31.06
                                        ------------   ------------
LIABILITIES
  DEPOSITS                                13,165,621     10,779,369
  OTHER LIABILITIES RESULTING FROM
   FINANCIAL BROKERAGE                     6,362,954      9,806,216
  SUBORDINATED NEGOTIABLE OBLIGATIONS        855,258        777,617
                                        ------------   ------------

NOTE 24:  STATEMENT OF CASH FLOWS AND CASH EQUIVALENTS

Cash and due from banks and assets held with the purpose of complying with the short-term commitments undertook, with a high level of liquidity, easily converted into known amounts of cash, subject to insignificant changes in value and with a maturity less than three months from the date of the acquisition thereof, are considered to be cash and cash equivalents. The breakdown is as follows:

                                                    12.31.07       12.31.06
                                                  ------------   ------------
Cash and due from banks                              2,960,013      2,294,849
Securities issued by the Argentine Central Bank        273,920          2,696
Funds temporarily deposited at the BCRA                      -      1,733,298
Interbank loans (call money loans granted)               2,906        204,191
Loans granted to prime  companies  with maturity
 up to 7 days, used as liquidity  reserve              292,278         70,100
Overnight placements in banks abroad                   158,039        607,998
Other cash placements                                   79,051         75,066
                                                  ------------   ------------
Cash and cash equivalents                            3,766,207      4,988,198
                                                  ------------   ------------

NOTE 25: BANCO GALICIA Y BUENOS AIRES S.A.'S POLICIES ON RISK MANAGEMENT

Based on best practices, Banco de Galicia y Buenos Aires S.A. defines policies and procedures and allocates resources and responsibilities that involve different organizational divisions and levels, with the purpose of identifying, controlling, managing and optimizing different risks, in order to consolidate an integral approach to risk management and to continuously improve said process. Within the risk management framework, the Risk Management Committee ("RMC") is the highest corporate body to which Banco de Galicia y Buenos Aires S.A.'s Board of Directors delegates the overall risk control and the executive responsibility to define and enforce risk management policies, procedures and controls. Risk management activities are handled in a decentralized manner in the different departaments that are directly responsible for such risks. The Risk Management Department's mission is to assure that Banco de Galicia y Buenos Aires
S.A.'s Board of Directors has full knowledge of the risks to which the Bank is exposed and to design and propose, together with the departaments directly responsible, the policies and procedures necessary to mitigate and control such risks. All exceptions to internal risk policies must be submitted to the RMC by the departments in directly responsible, along with an adjustment plan, which has to be approved by the RMC. The RMC is made up by members of the Board of Directors and of the senior management, including managers of the Risk Management and Internal Audit Departaments; the RMC meets periodically and its decisions are recorded in writing. Independently of its internal policies and procedures designed to minimize the risks that it may assume, Banco de Galicia y Buenos Aires S.A. complies with the applicable regulations of the Argentine Central Bank.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (Continued)
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

Financial risks:
Banco de Galicia y Buenos Aires S.A.'s objective in asset and liability management is to achieve a structure of financial assets and liabilities that maximizes its return on equity, both short-term and long-term, within an overall framework of acceptable risks.

Liquidity:
Banco de Galicia y Buenos Aires S.A. seeks to maintain a level of liquid assets that allows the Bank to meet financial commitents at contractual maturity, take advantage of potential investment opportunities, and meet credit demands. To do so, the Banco de Galicia y Buenos Aires S.A. sets a liquidity objective based on the analysis of the behavior of its deposits during the 2001-2002 crisis, considered as the "worst case" scenario. Two liquidity levels are taken into account: the "operational liquidity" (to address the Bank's daily operations) and the "additional liquidity" (the excess amount available). For the first level, there is a minimum limit equal to a percentage of certain short-term liabilities and, for the second level, there are minimum limits by currency, equal to a percentage of the necessary liquidity to face the "worst case" scenario in each currency. Simultaneously, a margin must be kept in order to face potential drop in deposits without failing to meet Argentine Central
Bank's minimun cash requirements.

The policy specifies the assets computable as liquidity. On the other hand, in order to analyze flows, the gaps between maturing consolidated financial assets and liabilities at contractual due dates are permanently prepared and monitored. There is a maximum limit for maturity mismatches, set in terms of the accumulated gap within the first year. A contingency plan sets forth the measures to be taken and the assets from which to obtain liquid resources additional to those contemplated by the policy described.

Currency risk:
With regard to the risk inherent to the composition of assets and liabilities by currencies, limits have been established for the maximum authorized positions in CER-adjusted pesos and in foreign currency, for Banco de Galicia y Buenos Aires S.A on a consolidated basis.

Interest rate risk:
In order to mitigate the sensitivity of Banco de Galicia y Buenos Aires S.A.'s results and value to variations in interest rates, inherent to a certain assets and liabilities structure, maximum limits have been established for: (i) the potential negative variation of the net financial income for the first year, between a scenario in which the interest rate rises and a "base" scenario, and
(ii) the potential negative variation between the net present value of the Bank's assets and liabilities in the "base" scenario and said value before an increase in interest rates. Calculations are carried out monthly using the methodology known as "scenario simulation", and taking into account the assets and liabilities of Banco de Galicia y Buenos Aires S.A.'s consolidated balance sheet.

Market risk:
In order to measure and control the risk derived from the price variations of the financial instruments that make up the brokerage or trading portfolio, a model known as "Value at Risk" (or "VaR") is used. On an intra-day basis and for Banco de Galicia y Buenos Aires S.A. on an individual basis, this model determines the potential loss generated by the positions in securities and foreign-currencies under certain parameters. Maximum authorized losses generated by the securities and foreign-currency positions are set forth, for a fiscal year.

Credit risk:
Banco de Galicia y Buenos Aires S.A.'s credit approval and credit risk analysis is a centralized process based on the concept of "opposition of interests". This is achieved through the existing division between the credit and the origination functions. The process also includes credit-quality monitoring by borrower, as well as monitoring of problem loans and related losses. The process facilitates early detection of situations that could entail some degree of portfolio impairment and provides appropriate protection of Banco de Galicia y Buenos Aires S.A.'s assets.

The Credit Division defines the credit risk policies and procedures, monitors their compliance, constantly assesses credit risk and develops credit assessment models to be applied to risk products. It is also responsible for loan approval, classification of the loan portfolio and recovery of past due loans.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (Continued)
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 25:  (Continued)

Banco de Galicia y Buenos Aires S.A. constantly monitors its loan portfolio through different ratios (of non-performance, roll rates, etc.) and the classification of such portfolio. The portfolio classification is made following the Argentine Central Bank's regulations.

In turn, advanced statistical models are under development which generate an internal rating that allows the Bank to organize and quantify credit risk in terms of expected losses (with the ability to estimate the different components defined by the formula) as well as to adjust pricing and/or risk policies by customer groups/segments. For companies, these models are in an implementation stage.

The granting of loans exceeding a certain amount and all loans to financial institutions (national and international) and related parties is decided by the Board of Directors' Credit Committee, made up of Directors and Banco de Galicia y Buenos Aires S.A.'s Credit Division Manager. The remaining loans are approved by the Retail Credit Department, the Credit Division Manager and officers of the Corporate Credit Department pursuant to credit limits previously granted.

The analysis of the applications for the different retail credit products is carried out automatically through credit evaluation systems ("credit scoring"), as well as through granting guidelines based on the customer's credit history within the system as well as the Bank ("credit screening"). In the case of companies, prior to the approval of a loan, Banco de Galicia y Buenos Aires S.A. performs an evaluation of the corporate borrower and of its financial condition. For loans exceeding certain amounts, an environmental impact assessment is carried out.

Banco de Galicia y Buenos Aires S.A.'s Internal Audit Division is in charge of overseeing the classification of the loan portfolio, in accordance with the regulations established by the Argentine Central Bank.

Operational risk:
Banco de Galicia y Buenos Aires S.A. has adopted the operational risk definition of the New Basel Capital Accord, for which this risk consists of the risk of suffering losses due to the lack of compliance or failures in internal procedures, IT systems or human errors or due to external developments. This definition includes the legal risk, but excludes the strategic and reputational risks. Banco de Galicia y Buenos Aires S.A. has policies, procedures and control structures for the different business or support activities in order to prevent losses due to operational events. As a protection strategy, the Bank has a Business Continuity Plan and a Systems Continuity Plan, devised to ensure a quick response before potential incidents that may put the Bank's operational continuity at risk. In addition, before launching a new product or service, their inherent operational risk is assessed. With regard to operational risk management, the objective is to identify, assess, follow up and control/mitigate said risk. The framework for operational risk management includes a unit (within the Risk Management Department that is independent from all other business or support units involved), which is specifically responsible for the management of operational risk. Its tasks include identifying the different sources of operational risk, proposing and deploying measuring and follow-up methodologies to implement policies and procedures in order to minimize or cover them, controlling that risk is kept within the established standards and appoint staff to each source of risk in order to ensure coordinated efforts with the divisions that manage those activities. Banco de Galicia y Buenos Aires S.A.'s
Internal Audit monitors the framework for the management of this risk.

NOTE 26:  SUBSEQUENT EVENTS

Tarjetas Cuyanas S.A.
On October 8, 2007, the Company approved to increase the maximum amount outstanding under Trust V Financial Trust up to $ 70,000, within the framework of the Centenario Securitization Global Program (Programa Global de Titulizacion Centenario) for up to a FV of US$ 500,000 (or its equivalent in other currencies). As of the closing date of the Company's financial statements, the issuance, payment and approval of the securities from the above-referred trust are still pending.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
          Balance Sheet as of December 31, 2007 and December 31, 2006.
                     (figures stated in thousands of pesos)

                                                                 12.31.07       12.31.06
                                                               ------------   ------------
ASSETS
CURRENT ASSETS
Cash and due from banks (Notes 2 and 12 and Schedule G)              10,700            131
Investments (Notes 9 and 12 and Schedules C, D and G)                16,372        338,413
Other receivables (Notes 3, 9, 10 and 12 and Schedule G)             75,155         14,558
                                                               ------------   ------------
Total Current Assets                                                102,227        353,102
                                                               ------------   ------------

NON-CURRENT ASSETS
Other receivables (Notes 3, 9, 12 and 14 and Schedule G)             45,442          1,892
Investments (Notes 9, 11 and 12 and Schedules B, C and G)         1,770,686      1,261,295
Fixed assets (Schedule A)                                             3,152          3,028
                                                               ------------   ------------
Total Non-Current Assets                                          1,819,280      1,266,215
                                                               ------------   ------------
Total Assets                                                      1,921,507      1,619,317
                                                               ============   ============

LIABILITIES
CURRENT LIABILITIES
Loans (Notes 4 and 9 and Schedule G)                                 65,251              -
Salaries and social security contributions (Notes 5 and 9)              932            657
Tax liabilities (Notes 6, 9 and 14)                                   3,836          8,680
Other liabilities (Notes 7, 9 and 12 and Schedule G)                  1,739          1,506
                                                               ------------   ------------
Total Current Liabilities                                            71,758         10,843
                                                               ------------   ------------

NON-CURRENT LIABILITIES
Loans (Notes 4 and 9 and Schedule G)                                195,238              -
Other liabilities (Notes 7 and 9)                                         6              6
                                                               ------------   ------------
Total Non-Current Liabilities                                       195,244              6
                                                               ------------   ------------
Total Liabilities                                                   267,002         10,849
                                                               ------------   ------------
SHAREHOLDERS' EQUITY (per related statement)                      1,654,505      1,608,468
                                                               ------------   ------------
Total Liabilities and Shareholders' Equity                        1,921,507      1,619,317
                                                               ============   ============

The accompanying notes 1 to 16 and schedules A, B, C, D, G, and H are an integral part of these financial statements.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                                Income Statement
                  For the fiscal year ended December 31, 2007,
                presented in comparative format with the previous
                                  fiscal year.
                     (figures stated in thousands of pesos)

                                                                 12.31.07        12.31.06
                                                               ------------    ------------
Net Income / (Loss) on investments in related institutions           65,840         (81,238)
Amortization of goodwill (Schedule B)                                  (533)         (1,324)
Administrative expenses (Note 12 and Schedule H)                    (15,111)        (10,536)
Financial income and by holding                                        (158)        118,209
- Generated by assets                                                 9,470         119,717
   Interest
     On special current account deposits (*)                             54              12
     Mutual funds                                                       372             268
     On time deposits (*)                                               334             653
     On promissory notes receivable (*)                                 694              54
     On other receivables                                               670               -
     Other                                                                -              17
   Result on negotiable obligations (*)                               5,445         114,373
   Foreign exchange gain                                              1,901           4,340
- Generated by liabilities                                           (9,628)         (1,508)
   Interest
     Other                                                              (59)           (268)
     On loans                                                        (8,565)              -
   Foreign exchange (loss)                                           (1,004)         (1,240)
Other income and expenses (*) - (loss) / gain                          (853)          1,620
                                                               ------------    ------------
Net Income before income tax                                         49,185          26,731
Income tax (Note 14)                                                 (3,148)        (45,645)
                                                               ------------    ------------
Net Income / (Loss) for the fiscal year                              46,037         (18,914)
                                                               ============    ============

(*) Balances net of eliminations corresponding to transactions conducted with companies included in section 33 of Law No. 19,550. See Note 12.

The accompanying notes 1 to 16 and schedules A, B, C, D, G, and H are an integral part of these financial statements.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                Statement of Changes in the Shareholders' Equity
                  For the fiscal year ended December 31, 2007,
                presented in comparative format with the previous
                                  fiscal year.
                     (figures stated in thousands of pesos)

                               Shareholders' contributions (Notes 8 and 16)                    Retained earnings (Note 13)
                  ----------------------------------------------------------------------  --------------------------------------
                                                                   Premium
                                                        General      for
                                                      adjustment   trading
                                           Shares in   of shares   of shares
                    Capital    Capital        own       in own      in own                   Legal    Discretionary     Retained
Item                 Stock    adjustment   portfolio   portfolio   portfolio     Total      reserve      reserve        earnings
----------------  ----------  ----------  ----------  ----------  ----------  ----------  ----------  -------------   ----------
Balances as
 of 12.31.05       1,241,407     278,131           -           -           -   1,519,538           -              -      107,238
                  ----------  ----------  ----------  ----------  ----------  ----------  ----------  -------------   ----------
Distribution
 of retained
 earnings (1)
 - Legal
 reserve                   -           -           -           -           -           -      34,855              -      (34,855)
                  ----------  ----------  ----------  ----------  ----------  ----------  ----------  -------------   ----------
- Discretionary
 Reserve                   -           -           -           -           -           -           -         72,383      (72,383)
                  ----------  ----------  ----------  ----------  ----------  ----------  ----------  -------------   ----------
Shares in
 own portfolio        (1,614)       (362)      1,614         362           -           -           -              -            -
                  ----------  ----------  ----------  ----------  ----------  ----------  ----------  -------------   ----------
Sale of
 shares in
 own portfolio         1,614         362      (1,614)       (362)        606         606           -              -            -
                  ----------  ----------  ----------  ----------  ----------  ----------  ----------  -------------   ----------
Loss for the
 fiscal year               -           -           -           -           -           -           -              -      (18,914)
                  ----------  ----------  ----------  ----------  ----------  ----------  ----------  -------------   ----------
Balances as
 of 12.31.06       1,241,407     278,131           -           -         606   1,520,144      34,855         72,383      (18,914)
                  ----------  ----------  ----------  ----------  ----------  ----------  ----------  -------------   ----------
Absorption
 of retained
 earnings (2)
 - Discretionary
 Reserve                   -           -           -           -           -           -           -        (18,914)      18,914
                  ----------  ----------  ----------  ----------  ----------  ----------  ----------  -------------   ----------
Income for
 the fiscal
 year                      -           -           -           -           -           -           -              -       46,037
                  ----------  ----------  ----------  ----------  ----------  ----------  ----------  -------------   ----------
Balances as
 of 12.31.07       1,241,407     278,131           -           -         606   1,520,144      34,855         53,469       46,037
                  ----------  ----------  ----------  ----------  ----------  ----------  ----------  -------------   ----------
                     Total
                  shareholders'
Item                 equity
---------------   -------------
Balances as
 of 12.31.05          1,626,776
                  -------------
Distribution
 of retained
 earnings (1)
 - Legal
 reserve                      -
                  -------------
- Discretionary
 Reserve                      -
                  -------------
Shares in
 own portfolio                -
                  -------------
Sale of
 shares in
 own portfolio              606
                  -------------
Loss for the
 fiscal year            (18,914)
                  -------------
Balances as
 of 12.31.06          1,608,468
                  -------------
Absorption
 of retained
 earnings (2)
 - Discretionary
 Reserve                      -
                  -------------
Income for
 the fiscal
 year                    46,037
                  -------------
Balances as
 of 12.31.07          1,654,505
                  -------------

(1) Approved by the Ordinary Shareholders' Meeting held on April 27, 2006.
(2) Approved by the Ordinary Shareholders' Meeting held on April 26, 2007.

The accompanying notes 1 to 16 and schedules A, B, C, D, G, and H are an integral part of these financial statements.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                             Statement of Cash Flows
                  For the fiscal year ended December 31, 2007,
                presented in comparative format with the previous
                                  fiscal year.
                     (figures stated in thousands of pesos)

                                                                12.31.07       12.31.06
                                                              ------------   ------------
CHANGES IN CASH
Cash at beginning of fiscal year                                       131            650
Cash at fiscal year-end                                             10,700            131
                                                              ------------   ------------
Net Increase / (Decrease) in cash for the fiscal year               10,569           (519)
                                                              ============   ============
REASONS FOR CHANGES IN CASH
Operating activities
Collections for services                                               718            546
Payments to suppliers of goods and services                         (7,825)        (5,366)
Personnel salaries and social security contributions                (2,347)        (1,743)
Income tax payments and prepayments                                 (8,378)       (19,533)
Payment of other taxes                                              (6,859)        (4,504)
                                                              ------------   ------------
Net cash flow used in operating activities                         (24,691)       (30,600)
                                                              ------------   ------------
Investment activities
Payments for purchases of fixed assets                                (213)           (42)
Collection of dividends                                              9,450            613
Collection of interest on negotiable obligations                    18,583         17,817
Collection of other interest                                         1,966            570
Collections for investments liquidation                              5,101         11,130
Deposit as per Decree 616/2005                                     (75,288)             -
Subscription of controlled companies' shares in cash              (175,299)             -
Payments for purchases of controlled companies' shares                   -             (7)
                                                              ------------   ------------
Net cash flow used in / generated by investment activities        (215,700)        30,081
                                                              ------------   ------------
Financing activities
Loans received                                                     250,960              -
                                                              ------------   ------------
Net cash flow generated by financing activities                    250,960              -
                                                              ------------   ------------
Increase / (Decrease) in cash for the fiscal year, net              10,569           (519)
                                                              ------------   ------------

The accompanying notes 1 to 16 and schedules A, B, C, D, G, and H are an integral part of these financial statements.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                        Notes to the Financial Statements
  For the fiscal year ended December 31, 2007, presented in comparative format.
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 1:  BASIS FOR THE PREPARATION OF THE FINANCIAL STATEMENTS

On August 10, 2005, the C.P.C.E.C.A.B.A. passed Resolution C.D. No.93/05, which adopts Technical Pronouncements 6 to 22 issued by Federation of Professional Councils in Economic Sciences (F.A.C.P.C.E.) as the Argentine GAAP; said resolutions were amended with the purpose of unifying the Argentine GAAP and the interpretation of the accounting and auditing standards 1 to 4. The above-mentioned resolution is effective for fiscal years commenced on and after January 1, 2006. On December 29, 2005, the National Securities Commission (C.N.V.) approved C.P.C.E.C.A.B.A's C.D. 93/05 with certain amendments.

Subsequently, on June 26, 2006 and through Resolution C.D. No. 42/06, the C.P.C.E.C.A.B.A. approved Technical Pronouncement No. 23 of the F.A.C.P.C.E., in mandatory force and effect for fiscal years started as from July 1, 2006, its application in fiscal years commencing at an earlier date being admitted. On December 14, 2006 the National Securities Commission approved said resolution as from April 1, 2007. Its application in advance is admitted.

These financial statements have been stated in thousands of Argentine pesos and prepared in accordance with disclosure and valuation accounting standards contained in Technical Pronouncements issued by the Argentine F.A.C.P.C.E., approved by the C.P.C.E.C.A.B.A. and the C.N.V., with the considerations mentioned in Note 2 to the consolidated financial statements in relation to the criteria for the valuation of the subsidiaries Banco de Galicia y Buenos Aires S.A. and Sudamericana Holding S.A.

The preparation of financial statements at a given date requires the Company's management to make estimates and assessments regarding events and/or situations and/or circumstances that affect or may affect the amounts of assets and liabilities reported and the disclosure of contingent assets and liabilities at that date, as well as the income and expenses recorded for the fiscal year. The Company's management makes estimates in order to calculate, at any given moment, for example, the depreciation charges, the recoverable value of assets, the income tax charge and provisions for contingencies. Future actual results may differ from estimates and assessments made at the date these financial statements were prepared.

On March 25, 2003, the National Executive Branch issued Decree No. 664 establishing that financial statements for fiscal years ending as from said date be stated in nominal currency. Consequently, in accordance with Resolution No. 441/03 of the C.N.V., the Company discontinued the restatement of its financial statements as from March 01, 2003. This criterion is not in line with Argentine GAAP, under which financial statements are to be restated until September 30, 2003. Nevertheless, this departure has not produced a significant effect on the financial statements.

The index used for restating the items in these financial statements during the period mentioned in the previous paragraph was the domestic wholesale price index published by the National Statistics and Census Institute (INDEC).

Certain figures in the financial statements for the year ended December 31, 2006 have been reclassified for purposes of their presentation in comparative format with those for this fiscal year.

The most relevant accounting policies used in preparing the Financial Statements are listed below:

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                  Notes to the Financial Statements (Continued)
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 1:  (continued)

a. Assets and liabilities in domestic currency
Monetary assets and liabilities which include, where applicable, the interest accrued at year-end, are stated in year-end currency and therefore require no adjustment whatsoever.

b. Assets and liabilities in foreign currency (U.S. dollars)
Foreign currency assets and liabilities (in U.S. dollars) have been stated at Banco de la Nacion Argentina's buying and selling exchange rates, respectively, in force at the close of operations on the last working day of each fiscal year. Interests receivable or payable have been accrued, where applicable.

c. Investments
c.1. Current
Time and special current account deposits, as well as foreign mutual fund units, have been valued at their face value plus accrued interest at the end of each fiscal year.

Argentine mutual fund units have been valued at year-end closing price.

Negotiable obligations due in 2014 and 2019 issued by Banco de Galicia y Buenos Aires, at the end of the previous fiscal year were valued at their closing price.

Negotiable obligations due in 2011 issued by Banco Galicia Uruguay S.A. are valued at face value, plus interest accrued at each fiscal year-end.

c.2. Non-Current
Negotiable obligations due in 2011 issued by Banco Galicia Uruguay S.A. are valued at face value, plus interest accrued at each fiscal year-end.

The equity investment in Banco de Galicia y Buenos Aires S.A. has been recognized at its equity method as of December 31, 2007 and December 31, 2006, which arises from financial statements prepared in accordance with Argentine Banking GAAP , which differ in the aspects mentioned in Note 2.c. to the consolidated financial statements from Argentine GAAP.

The equity investments in Net Investment S.A., Galicia Warrants S.A. and Galval Agente de Valores S.A. are recognized using the equity method as of December 31, 2007 and December 31, 2006.

The equity investment in Sudamericana Holding S.A. has been recorded using the equity method, on the basis of the financial statements dated September 30, 2007, and considering the significant changes occurred from that date to the closing date of these financial statements; and the financial statements dated September 30, 2006, and considering the significant changes occurred from that date to December 31, 2006, in accordance with Argentine GAAP in force.

The financial statements of Sudamericana Holding S.A. have been prepared as established by the National Insurance Superintendence (S.S.N.), without recognizing the effect of inflation for January and February, 2003. This criterion is not in accordance with Argentine GAAP in force. Nevertheless, this departure has not produced a significant effect on the financial statements of Grupo Financiero Galicia S.A.

Galval Agente de Valores S.A.'s financial statements were originally issued in foreign currency and later converted into pesos as detailed below:

- Assets and liabilities were converted at the buying exchange rate established by Banco de la Nacion Argentina in force at the closing of operations on the last working day of the fiscal year.

- Capital and capital contributions have been computed for the amounts actually disbursed.

- Accumulated earnings were determined as the difference between assets, liabilities, capital and capital contributions.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                  Notes to the Financial Statements (Continued)
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 1:  (continued)

- Results for the fiscal year were determined as the difference between the opening balance and closing balance of accumulated earnings. Items in the income statement were converted into pesos applying the monthly average exchange rates.

d.  Goodwill
Goodwill resulting from the acquisition of shares in other companies, which is recorded under "Investments", has been valued at its acquisition cost, net of the corresponding accumulated depreciation, calculated proportionally over the estimated useful life.

Amortization is assessed on a straight-line basis in equal monthly installments, being the amortization term of 120 months. See Schedule B.

The updated residual value of the assets does not exceed their estimated recoverable value at year-end.

e. Fixed assets
Fixed assets have been valued at their acquisition cost, restated at constant currency as mentioned in this Note, net of the corresponding accumulated depreciation.

Depreciation charges are calculated following the straight-line method, at rates determined based on the useful life assigned to the assets, which is 60 months for hardware and software, furniture and fixtures and vehicles and 600 months for real estate property.

The updated residual value of the assets, taken as a whole, does not exceed their combined market value at year-end.

f. Financial debt
Financial debt has been valued pursuant to the amount of money received plus interest accrued as of fiscal year-end.

g. Income tax and tax on minimum presumed income
The Company has recognized the income tax charge according to the deferred tax method, thus recognizing the temporary differences between measurements of accounting and tax assets and liabilities, at the rate in force (See Note 14 to the financial statements).

The Company determines the tax on minimum presumed income at the statutory rate of 1% of the computable assets at year-end. This tax is supplementary to the income tax. The Company's tax liability for each fiscal year is to coincide with the higher of the two taxes.

However, if the tax on minimum presumed income were to exceed income tax in a given fiscal year, such excess may be computed as a payment on account of the income tax that could be generated in any of the next ten fiscal years.

The Company has no receivables stemming from tax on minimum presumed income payments.

h. Shareholders' Equity:
h.1. Activity in the shareholders' equity accounts has been restated as mentioned in paragraphs five and six of this note.

The "subscribed and paid in capital" account has been stated at its face value and at the value of the contributions in the currency value of the fiscal year in which those contributions were actually made.

The adjustment stemming from the restatement of that account in constant currency has been allocated to the "Principal Adjustment" account.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                  Notes to the Financial Statements (Continued)
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 1:  (continued)

h.2. Income and expense accounts
The results for each fiscal year are presented in the period in which they accrue.

i. Statement of Cash Flows
The "Cash and due from banks" caption is considered to be cash.

NOTE 2:  CASH AND DUE FROM BANKS

The breakdown of this caption was the following:

                                                       12.31.07      12.31.06
                                                     ------------  ------------
Cash (Schedule G)                                              11            49
Due from banks - Current Accounts (Note 12)                10,689            82
                                                     ------------  ------------
Total                                                      10,700           131
                                                     ============  ============

NOTE 3:  OTHER RECEIVABLES

The breakdown of this caption was the following:

                                                       12.31.07      12.31.06
                                                     ------------  ------------
Current
Tax Credit                                                    521           182
Promissory notes receivable
 (Note 12 and Schedule G)                                       -        14,365
Prepaid expenses                                                8             6
Deposit as per Decree 616/2005
 (Note 10 and Schedule G)                                  74,616             -
Other                                                          10             5
                                                     ------------  ------------
Total                                                      75,155        14,558
                                                     ============  ============

                                                       12.31.07      12.31.06
                                                     ------------  ------------
Non-Current
Tax Credit - mandatory savings                                  5             5
Tax credit - Income tax (Note 14)                               2            20
Promissory notes receivable (Note 12 and Schedule G)       43,511             -
Sundry Debtors (Note 12 and Schedule G)                     1,920         1,867
Prepaid expenses                                                4             -
                                                     ------------  ------------
Total                                                      45,442         1,892
                                                     ============  ============

NOTE 4:  LOANS

The breakdown of this caption was the following:

                                                       12.31.07      12.31.06
                                                     ------------  ------------
Current
From financial institution from abroad (Schedule G)        65,251             -
                                                     ------------  ------------
Total                                                      65,251             -
                                                     ============  ============

                                                       12.31.07      12.31.06
                                                     ------------  ------------
Non-Current
From financial institution from abroad (Schedule G)       195,238             -
                                                     ------------  ------------
Total                                                     195,238             -
                                                     ============  ============

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                  Notes to the Financial Statements (Continued)
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 5:  SALARIES AND SOCIAL SECURITY CONTRIBUTIONS

The breakdown of this caption was the following:

                                                       12.31.07      12.31.06
                                                     ------------  ------------
Current
Integrated Pension and Survivors' Benefit System               62            44
Other                                                           2             -
Provision for bonuses                                         186           175
Provision for retirement insurance                            550           325
Provision for Directors' and Syndics' fees                    132           113
                                                     ------------  ------------
Total                                                         932           657
                                                     ============  ============

NOTE 6:  TAX LIABILITIES

The breakdown of this caption was the following:

                                                       12.31.07      12.31.06
                                                     ------------  ------------
Current
Income tax - withholdings to be deposited                      65            62
Added value tax - balance payable                              32             -
Provision for Income tax (net) (Note 14)                        -         4,990
Provision for turnover tax (net)                               27             5
Provision for tax on personal assets - substitute tax       3,712         3,623
                                                     ------------  ------------
Total                                                       3,836         8,680
                                                     ============  ============

NOTE 7:  OTHER LIABILITIES

The breakdown of this caption was the following:

                                                       12.31.07      12.31.06
                                                     ------------  ------------
Current
Sundry creditors (Note 12 and Schedule G)                      21            23
Provision for expenses (Note 12 and Schedule G)             1,715         1,480
Directors' qualification bonds                                  3             3
                                                     ------------  ------------
Total                                                       1,739         1,506
                                                     ============  ============

                                                       12.31.07      12.31.06
                                                     ------------  ------------
Non-Current
Directors' qualification bonds                                  6             6
                                                     ------------  ------------
Total                                                           6             6
                                                     ============  ============

NOTE 8:  CAPITAL STATUS

As of December 31, 2007, capital status was as follows:

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                  Notes to the Financial Statements (Continued)
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 8:  (Continued)

                                                                                                               Date of
                                                                                    Approved by              registration
Capital stock issued, subscribed,                       Restated at       --------------------------------     in the
paid in and recorded                     Face value   constant currency        Entity            Date           I.G.J.
--------------------------------------   ----------   -----------------   ------------------   -----------   ------------
Balance as of 12.31.03                    1,092,407           2,407,080      Shareholders'      05.16.00       08.09.00
                                                                                Meeting         07.24.00
                                                                          Board of Directors      and
                                                                                                07.26.00

Capital increase                            149,000             149,000      Shareholders'      01.02.04       06.08.04
                                                                                Meeting         04.23.04
                                                                          Board of Directors       and
                                                                                                05.13.04

Balance as of 12.31.04                    1,241,407           2,556,080           -                 -             -

Absorption of retained earnings                   -          (1,036,542)     Shareholders'       04.28.05         -
                                                                                Meeting

Balance as of 12.31.05                    1,241,407           1,519,538           -                 -             -

Shares in own portfolio (Note 16)            (1,614)             (1,976)          -                 -             -

Sale of shares in own portfolio
 (Note 16)                                    1,614               1,976           -                 -             -
Balances as of 12.31.06                   1,241,407           1,519,538           -                 -             -

Balances as of 12.31.07                   1,241,407           1,519,538           -                 -             -

NOTE 9: ESTIMATED COLLECTION OR PAYMENT TERMS OF RECEIVABLES, INVESTMENTS, AND DEBTS

As of December 31, 2007, the breakdown of receivables, investments, and debts according to their estimated collection or payment term was the following:

                                                                          Salaries and
                                                                             social
                                           Other                            security           Tax              Other
                        Investments      receivables        Loans         contributions    liabilities       liabilities
                      --------------   --------------   --------------   --------------   --------------   --------------
1st. Quarter                  15,707               56                -              800              124              352
2nd. Quarter                       -              301                -              132            3,712                3
3rd. Quarter                     665           74,798           65,251                -                -            1,384
4th. Quarter                       -                -                -                -                -                -
After one year                 1,943           43,522          195,238                -                -                6
                      --------------   --------------   --------------   --------------   --------------   --------------
Subtotal falling due          18,315          118,677          260,489              932            3,836            1,745
No set due date            1,768,743            1,920                -                -                -                -
Past due                           -                -                -                -                -                -
                      --------------   --------------   --------------   --------------   --------------   --------------
Total                      1,787,058          120,597          260,489              932            3,836            1,745
                      ==============   ==============   ==============   ==============   ==============   ==============
Non-interest bearing       1,768,743           77,086                -              932            3,836            1,745
At variable rate                 997                -                -                -                -                -
At fixed rate                 17,318           43,511          260,489                -                -                -
                      --------------   --------------   --------------   --------------   --------------   --------------
Total                      1,787,058          120,597          260,489              932            3,836            1,745
                      ==============   ==============   ==============   ==============   ==============   ==============

NOTE 10:  RESTRICTED ASSETS

In the balance of "other current receivables", there is a deposit for US$ 24,000 that is restricted by virtue of Decree 616/05, which provides for that a nominative, non-transferable and non-interest bearing deposit should be established for a term of 365 calendar days, for an amount corresponding to 30% of the amount involved in operations, among others, such as entry of funds to the domestic foreign exchange market, originated thanks to debt with legal entities from abroad.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                  Notes to the Financial Statements (Continued)
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 11:  EQUITY INVESTMENTS

The breakdown of equity investments was the following:

                                          As of December 31, 2007
-----------------------------------------------------------------------------------------------------------
                                                        Shares                     Percentage held in
                                            ------------------------------   ------------------------------
Issuing company                                  Class           Number      Total Capital   Possible votes
-----------------------------------------   ----------------   -----------   -------------   --------------
Banco de Galicia y Buenos Aires S.A. (*)    Ord. Class "A"             101
                                            Ord. Class "B"     532,293,758
                                            ----------------   -----------   -------------   --------------
                                            Total              532,293,859       94.659191        94.659195
                                            ----------------   -----------   -------------   --------------
Net Investment S.A.                         Ordinary shares         10,500       87.500000        87.500000
                                            ----------------   -----------   -------------   --------------
Sudamericana Holding S.A.                   Ord. Class "A"          31,302
                                            Ord. Class "B"          41,735
                                            Paid-up                 89,410
                                            ----------------   -----------   -------------   --------------
                                            Total                  162,447       87.500337        87.500337
                                            ----------------   -----------   -------------   --------------
Galicia Warrants S.A.                       Ordinary shares        175,000       87.500000        87.500000
Galval Agente de Valores S.A.               Ordinary shares     16,874,250      100.000000       100.000000
                                            ================   ===========   =============   ==============

(*) On July 27, 2007 Grupo Financiero Galicia S.A., exercising its preemptive rights, subscribed 93,604,637 ordinary class "B" shares with a face value of $ 1 (one Peso) each and one vote per share of Banco de Galicia y Buenos Aires S.A.'s capital stock increase. See Note 22 to the consolidated financial statements.

                                          As of December 31, 2006
-----------------------------------------------------------------------------------------------------------
                                                        Shares                     Percentage held in
                                            ------------------------------   ------------------------------
Issuing company                                  Class           Number      Total Capital   Possible votes
-----------------------------------------   ----------------   -----------   -------------   --------------
Banco de Galicia y Buenos Aires S.A.        Ord. Class "A"             101
                                            Ord. Class "B"     438,689,121
                                            ----------------   -----------   -------------   --------------
                                            Total              438,689,222       93.604638        93.604643
                                            ----------------   -----------   -------------   --------------
Net Investment S.A.                         Ordinary shares         10,500       87.500000        87.500000
                                            ----------------   -----------   -------------   --------------
Sudamericana Holding S.A.                   Ord. Class "A"          31,302
                                            Ord. Class "B"          41,735
                                            Paid-up                 89,410
                                            ----------------   -----------   -------------   --------------
                                            Total                  162,447       87.500337        87.500337
                                            ----------------   -----------   -------------   --------------
Galicia Warrants S.A.                       Ordinary shares        175,000       87.500000        87.500000
                                            ----------------   -----------   -------------   --------------
Galval Agente de Valores S.A.               Ordinary shares     16,874,250      100.000000       100.000000
                                            ================   ===========   =============   ==============

The financial condition and results of controlled companies were the following:

                                          As of December 31, 2007 (*)
-----------------------------------------------------------------------------------------------------------
                                                                             Shareholders'
Issuing company                                 Assets         Liabilities      equity         Net income
-----------------------------------------   ----------------   -----------   -------------   --------------
Banco de Galicia y Buenos Aires S.A.              22,526,070    20,766,674       1,759,396           30,422
Net Investment S.A.                                    1,517           285           1,232              (17)
Galicia Warrants S.A.                                  8,133         2,637           5,496            1,287
Galval Agente de Valores S.A.                          2,799           121           2,678              (42)
Sudamericana Holding S.A. (**)                       155,427        90,921          64,506           14,630

(*) See Note 1.c.2
(**) Financial condition and results as of 09.30.07

                                          As of December 31, 2006 (*)
-----------------------------------------------------------------------------------------------------------
                                                                             Shareholders'
Issuing company                                 Assets         Liabilities      equity         Net income
-----------------------------------------   ----------------   -----------   -------------   --------------
Banco de Galicia y Buenos Aires S.A.              23,446,140    22,183,124       1,263,016         (126,203)
Net Investment S.A.                                    1,637           386           1,251             (773)
Galicia Warrants S.A.                                  7,600         2,591           5,009              676
Galval Agente de Valores S.A.                          2,763            43           2,720            1,022
Sudamericana Holding S.A. (**)                       121,908        73,847          48,061            9,025

(*) See Note 1.c.2.
(**) Financial condition and results as of 09.30.06.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                  Notes to the Financial Statements (Continued)
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 12:  SECTION 33 OF LAW 19550 GOVERNING COMMERCIAL COMPANIES

The financial statements include the following significant balances corresponding to transactions with its controlled companies and its subsidiaries:

Banco de Galicia y Buenos Aires S.A.

                                                       12.31.07       12.31.06
                                                     ------------   ------------
Assets
Cash and due from banks - current accounts (Note 2)        10,682             82
Investments - special current accounts (Schedule D)             -              3
Investments - time deposits (Schedule D)                    1,076              -
Investments - negotiable obligations
 (Schedules C and G)                                            -        322,166
Other receivables - promissory notes receivable
 (Note 3 and Schedule G)                                    43,511        14,365
                                                     ------------   ------------
Total                                                      55,269        336,616
                                                     ============   ============

                                                       12.31.07       12.31.06
                                                     ------------   ------------
Liabilities
Other liabilities - provision for expenses (Note 7)           215            219
Other liabilities - sundry creditors (Note 7)                   -              1
                                                     ------------   ------------
Total                                                         215            220
                                                     ============   ============

                                                       12.31.07       12.31.06
                                                     ------------   ------------
Income
Financial income - interest on time deposits                    8              -
Financial income - interest on special
 current accounts                                              38              -
Financial income - Interest on
 negotiable obligations                                    12,503         21,302
Financial income - interest on
 promissory notes receivable                                4,286            847
Other income - fixed assets under lease                       178            178
                                                     ------------   ------------
Total                                                      17,013         22,327
                                                     ============   ============

                                                       12.31.07       12.31.06
                                                     ------------   ------------
Expenses
Administrative expenses (Schedule H)
  Services fees                                                 -              9
  Trademark leasing                                           996            915
  Bank expenses                                                 6              7
  General expenses                                            227            306
                                                     ------------   ------------
Total                                                       1,229          1,237
                                                     ============   ============

Banco Galicia Uruguay S.A.

                                                       12.31.07       12.31.06
                                                     ------------   ------------
Assets
Investments - negotiable obligations
 (Schedules C and G)                                        2,608          3,169
Other receivables - sundry debtors
 (Note 3 and Schedule G)                                    1,919          1,866
                                                     ------------   ------------
Total                                                       4,527          5,035
                                                     ============   ============

                                                       12.31.07       12.31.06
                                                     ------------   ------------
Income
Financial income - interest on time deposits                    -             56
Financial income - Interest on negotiable obligations          60             16
                                                     ------------   ------------
Total                                                          60             72
                                                     ============   ============

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                  Notes to the Financial Statements (Continued)
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 12:  (Continued)

Galval Agente de Valores S.A.

                                        12.31.07       12.31.06
                                      ------------   ------------
Liabilities
Other liabilities - provision for
 expenses (Note 7 and Schedule G)               15            128
                                      ------------   ------------
Total                                           15            128
                                      ============   ============

                                        12.31.07       12.31.06
                                      ------------   ------------
Expenses
Administrative expenses (Schedule H)
 General expenses                              139            525
                                      ------------   ------------
Total                                          139            525
                                      ============   ============

NOTE 13:  RESTRICTIONS IMPOSED ON THE DISTRIBUTION OF PROFITS

Pursuant to section 70 of the Law Governing Commercial Companies, the Corporate Bylaws and Resolution No. 368/01 of the C.N.V., 5% of the net income for the year should be transferred to the Legal Reserve until 20% of the capital stock is reached.

On April 27, 2006, the Ordinary and Extraordinary Shareholders' Meeting of Grupo Financiero Galicia S.A. resolved to restore the amount of $ 29,493 to the Legal Reserve, which had been used to absorb the negative retained earnings of the fiscal year ended December 31, 2004. Also, said Meeting resolved to allocate the amount of $ 5,362 to the Legal Reserve to comply with applicable regulations as set forth in the previous paragraph.

On April 26, 2007, the Ordinary Shareholders' Meeting of Grupo Financiero Galicia S.A. resolved to absorb the negative retained earnings of fiscal year ended on December 31, 2006 for $ 18,914 through the partial reversal of the discretionary reserve.

NOTE 14:  INCOME TAX

The following tables show the changes and breakdown of deferred tax assets and liabilities:

Assets                       Investments      Other           Total
                            ------------   ------------   ------------
Balances as of 12.31.05           27,166            149         27,315
Charge to income                 (27,166)          (124)       (27,290)
                            ------------   ------------   ------------
Balances as of 12.31.06                -             25             25
Charge to income                       8            (25)           (17)
                            ------------   ------------   ------------
Balances as of 12.31.07                8              -              8
                            ------------   ------------   ------------

Liabilities                                Fixed assets       Total
                                           ------------   ------------
Balances as of 12.31.05                               5              5
Charge to income                                      -              -
                                           ------------   ------------
Balances as of 12.31.06                               5              5
Charge to income                                      1              1
                                           ------------   ------------
Balances as of 12.31.07                               6              6
                                           ------------   ------------

As the above-mentioned information shows, as of December 31, 2007 the Company's deferred tax assets amounted to $2. As of December 31, 2006, its deferred tax assets amounted to $20.

Accumulated tax losses pending being used at year-end amount approximately to $ 37,082 and can be compensated with future fiscal-year taxable income, as follows:

Argentine source tax loss                     Issuance year   Amount   Year due
-------------------------------------------   -------------   ------   --------
Specific from derived financial instruments            2003       43       2008

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                  Notes to the Financial Statements (Continued)
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 14: (Continued)

Foreign source tax loss    Issuance year        Amount          Year due
-----------------------    -------------    -------------    -------------
Rest                           2002                37,039         2007

The Company has not recorded said losses for the calculation of the deferred tax, since it is supposed that the recovery thereof is not likely at the issuance date of these financial statements.

As regards the deferred tax liabilities stemming from the difference between the carrying value adjusted for inflation of the fixed assets and the taxable value (or income tax base), Grupo Financiero Galicia S.A. decided not to record said liabilities but to submit a note to the financial statements presenting the supplementary information required to be included in the Response (identified as 7) to Question 3 of Interpretation No. 3 of F.A.C.P.C.E.

The deferred tax liabilities created due to the effect of the adjustment for inflation of the non-monetary assets amount to $ 331 and $ 338, as of December 31, 2007 and December 31, 2006, respectively. They mainly stem from the real estate valuation. Said liabilities are expected to revert in approximately
45 years, the remaining useful life of real estate, being the amount for each fiscal year of $ 8.

The classification of assets and liabilities by net deferred tax recorded in accordance with its expected reversion term is shown in Note 9.

The following table shows the reconciliation of income tax charged to results to that which would result from applying the tax rate in force to the accounting loss before tax:

                                                        12.31.07      12.31.06
                                                       ----------    ----------
Income before income tax                                   49,185        26,731
Income tax rate in force                                       35%           35%
                                                       ----------    ----------
Result for the fiscal year at the tax rate                 17,215         9,356
Permanent differences at the tax rate:
  Increase in income tax
   - Expenses not included in tax return                    1,894         1,515
   - Income on investments in related institutions              -        35,215
   - Other causes                                           2,996           567
  Decrease in income tax
   - Expenses included in tax return                          (41)          (41)
   - Results on investments in related institutions       (18,471)            -
   - Other causes                                            (445)         (967)
                                                       ----------    ----------
Total income tax charge recorded - (loss)                   3,148        45,645
                                                       ==========    ==========

The following table shows the reconciliation of tax charged to results to tax determined for the fiscal year for tax purposes:

                                                        12.31.07      12.31.06
                                                       ----------    ----------
Total income tax charge recorded                            3,148        45,645
Temporary differences
  Increases in assets due to deferred tax
   - Investments                                                8             -
  Decrease in assets due to deferred tax
   - Investments                                                -       (27,166)
   - Other                                                    (25)         (124)
  Increases in liabilities due to deferred tax
   - Fixed assets                                              (1)            -
                                                       ----------    ----------
Total tax determined for tax purposes                       3,130        18,355
                                                       ==========    ==========

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                  Notes to the Financial Statements (Continued)
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 14: (Continued)

Breakdown of net income tax provision:

                                                        12.31.07      12.31.06
                                                       ----------    ----------
Total tax determined for tax purposes                       3,130        18,355
Tax Credit                                                 (3,130)      (13,365)
                                                       ----------    ----------
Income tax provision (net) (Note 6)                             -         4,990
                                                       ==========    ==========

NOTE 15: EARNINGS PER SHARE

Below is a breakdown of the earnings per share as of December 31, 2007 and 2006:

                                                        12.31.07      12.31.06
                                                       ----------    ----------
Income / (Loss) for the fiscal year                        46,037       (18,914)
Outstanding ordinary shares weighted average            1,241,407     1,240,932
Diluted ordinary shares weighted average                1,241,407     1,240,932
Earning per ordinary share
 - Basic                                                   0.0371       (0.0152)
 - Diluted                                                 0.0371       (0.0152)

NOTE 16: SHARES IN OWN PORTFOLIO

In November 1999, a "Framework Trust Agreement" was entered into by Banco de Galicia y Buenos Aires S.A., as trustor, and First Trust of New York, as trustee, for the implementation of an incentive program in favor of certain executives of the Bank, to be determined from time to time by the Board of Directors.

Given the fact that upon maturity of the Galicia 2005 Trust, which occurred on May 31, 2006, there were no appointed beneficiaries, it was decided to terminate the trust and to revert all trust assets to the trustee, Banco de Galicia y Buenos Aires S.A. These were 155,335 ADR with a face value of $ 10 per ADR and 60,925 Class "B" shares with a face value of $ 1 per share of Grupo Financiero Galicia S.A. The incorporation value of the shares added to Banco de Galicia y Buenos Aires S.A.'s Shareholders' equity was the market price thereof as of the date of settlement, which amounted to $ 2,865.

Pursuant to Technical Pronouncement No. 21 of the F.A.C.P.C.E., the Company registered shares owned by Banco de Galicia y Buenos Aires S.A. as shares in its own portfolio, thus recording a reduction of the Company's Shareholders' equity. The deadline for the disposal of said shares was one year as from the addition thereof to the Shareholders' equity of the Company.

Said shares were sold during October 2006. Their realization value amounted to $ 3,471.

Pursuant to the regulations of the C.N.V., the positive result derived from the sale of said shares for $ 606 was recorded under the account "Premium for negotiation of shares in own portfolio".

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Fixed assets and investments in assets of a similar nature
                 Balance Sheet as of December 31, 2007 and 2006.
                     (figures stated in thousands of pesos)

                                                                      Schedule A

                                                                                             Amortizations
                                                                     --------------------------------------------------------------
                                                           Balance    Accumulated                For the fiscal year   Accumulated
                  At beginning                            at fiscal  at beginning                -------------------     at the
Main account        of year     Increases   Withdrawals   year end      of year     Withdrawals   Rate %     Amount   close of year
----------------  ------------  ----------  ------------  ---------  -------------  -----------  --------  ---------  -------------
Real estate              3,258         188             -      3,446            314            -         2         62            376
Furniture and
 facilities                212           8             -        220            207            -        20          1            208
Machines and
 equipment                 404           9             -        413            339            -        20         22            361
Hardware                   235           8             -        243            221            -        20          4            225
                  ------------  ----------  ------------  ---------  -------------  -----------  --------  ---------  -------------
Totals as of
 12.31.07                4,109         213             -      4,322          1,081            -                   89          1,170
                  ------------  ----------  ------------  ---------  -------------  -----------  --------  ---------  -------------
Totals as of
 12.31.06                4,067          42             -      4,109            982            -                   99          1,081
                  ============  ==========  ============  =========  =============  ===========  ========  =========  =============

                                   Net book
                                   value for
                     Net book      previous
Main account           value      fiscal year
----------------  -------------  -------------
Real estate               3,070          2,944
Furniture and
 facilities                  12              5
Machines and
 equipment                   52             65
Hardware                     18             14
----------------  -------------  -------------
Totals as of
 12.31.07                 3,152          3,028
----------------  -------------  -------------
Totals as of
 12.31.06                 3,028              -
================  =============  =============

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                                    Goodwill
                 Balance Sheet as of December 31, 2007 and 2006.
                     (figures stated in thousands of pesos)

                                                                      Schedule B

                                                                                             Amortizations
                                                                     --------------------------------------------------------------
                                                           Balance    Accumulated                For the fiscal year   Accumulated
                  At beginning                            at fiscal  at beginning                -------------------     at the
Main account        of year     Increases   Withdrawals   year end      of year     Withdrawals   Rate %     Amount   close of year
----------------  ------------  ----------  ------------  ---------  -------------  -----------  --------  ---------  -------------
Goodwill
 (Schedule C)                -      12,788             -     12,788              -            -        10        533            533
                  ------------  ----------  ------------  ---------  -------------  -----------  --------  ---------  -------------
Totals as of
 12.31.07                    -      12,788             -     12,788              -            -                  533            533
                  ------------  ----------  ------------  ---------  -------------  -----------  --------  ---------  -------------
Totals as of
 12.31.06               20,064           -        20,064          -       18,740         20,064                1,324              -
                  ============  ==========  ============  =========  =============  ===========  ========  =========  =============

                                   Net book
                                   value for
                     Net book      previous
Main account           value      fiscal year
----------------  -------------  -------------
Goodwill
 (Schedule C)           12,255             -
----------------  -------------  -------------
Totals as of
 12.31.07               12,555             -
----------------  -------------  -------------
Totals as of
 12.31.06                    -             -
================  =============  =============

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
              Investments in shares and Other negotiable securities
                               Equity investments
                 Balance Sheet as of December 31, 2007 and 2006.
                     (figures stated in thousands of pesos)

                                                                      Schedule C

Issuance and                                                                                      Equity     Recorded     Recorded
characteristics of the                        Face                  Acquisition     Market        Market    value as of  value as of
securities                      Class         value      Number         cost        price         price      12.31.07     12.31.06
-------------------------  ---------------  --------  ------------  -----------  -----------  ------------  -----------  -----------
Current investments (*)
Negotiable obligations
 (Notes 9 and 12 and
 Schedule G)                                                                639            -             -          665      322,817
                                                                    -----------  -----------  ------------  -----------  -----------
Total                                                                       639            -             -          665      322,817
                                                                    ===========  ===========  ============  ===========  ===========
Non-current investments
Corporations. Section 33
 of Law No.19550:
Controlled Companies
 (Notes 9 and 11):

Banco de Galicia y Buenos  Class "A"
 Aires S.A. (Schedule B)   ordinary shares     0.001           101
                           Class "B"
                           ordinary shares     0.001   532,293,758
                                                       532,293,859    3,027,406    2,288,864     1,700,152    1,700,152    1,208,450
                           Goodwill                                      12,788            -             -       12,255            -

Galicia Warrants S.A.      Ordinary shares     0.001       175,000       11,829            -         4,819        4,819        4,393
Galval Agente de Valores
 S.A.                      Ordinary shares     0.001    16,874,250        1,867            -         2.678        2,678        2,720
Net Investment S.A.        Ordinary shares     0.001        10,500       22,484            -         1,078        1,078        1,093
Sudamericana Holding S.A.  Class "A"
                           ordinary shares     0.001        31,302
                           Class "B"
                           ordinary shares     0.001        41,735
                           Paid-up             0.001        89,410
                                                           162,447       42,918            -        47,761       47,761       42,121
                                                                    -----------  -----------  ------------  -----------  -----------
Subtotal                                                              3,119,292    2,288,864     1,756,488    1,768,743    1,258,777
                                                                    -----------  -----------  ------------  -----------  -----------
Other (*)
Negotiable obligations
 (Notes 9 and 12 and
 Schedule G)                                                              1,915            -             -        1,943        2,518
                                                                    -----------  -----------  ------------  -----------  -----------
Subtotal                                                                  1,915            -             -        1,943        2,518
                                                                    -----------  -----------  ------------  -----------  -----------
Total                                                                 3,121,207    2,288,864     1,756,488    1,770,686    1,261,295
                                                                    ===========  ===========  ============  ===========  ===========

(*)  Include accrued interest, if applicable.

                                                       INFORMATION ON THE ISSUING COMPANIES
                           --------------------------------------------------------------------------------------------
                                                       Latest financial statements (Note 11)
                           --------------------------------------------------------------------------------------------
                                                                                                        Percentage of
Issuance and                  Principal                                                                equity held in
characteristics of the        line of                    Capital                         Shareholders'    the capital
securities                    business        Date        Stock          Net income         equity           stock
-------------------------  ---------------  --------  ------------      -----------      -------------  ---------------
Non-current investments
Corporations. Section 33
 of Law No.19550:
Controlled Companies
 (Notes 9 and 11):
Banco de Galicia y Buenos  Financial
 Aires S.A.                Activities       12.31.07       562,327           30,422 (1)      1,759,396        94.659191
Galicia Warrants S.A.      Issuance of
                           deposit
                           certificates
                           and warrants     12.31.07           200            1,287 (1)          5,496        87.500000
Galval Agente de Valores   Custody of
 S.A.                      Securities       12.31.07         1,978 (2)         (42) (1)          2,678       100.000000
Net Investment S.A.        Financial
                           and Investment
                           Activities       12.31.07            12             (17) (1)          1,232        87.500000
Sudamericana Holding S.A.  Financial
                           and Investment
                           Activities       09.30.07           186            4,529 (3)         64,506        87.500337

(1)  For the fiscal year ended 12.31.07.
(2)  Equivalent to 16,874 thousand Uruguayan pesos.
(3)  For the three-month period ended 09.30.07.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                                Other Investments
                 Balance Sheet as of December 31, 2007 and 2006.
                     (figures stated in thousands of pesos)

                                                                      Schedule D

                                                                         Value recorded at   Value recorded at
Main account and characteristics                                              12.31.07            12.31.06
----------------------------------------------------------------------   -----------------   -----------------
Current investments (*)
Deposits in special current accounts (Notes 9 and 12 and Schedule G)                 1,548                  33
Mutual Funds (Note 9 and Schedule G)                                                 3,212               2,484
Time deposits (Note 9 and Schedule G)                                               10,947              13,079
                                                                         -----------------   -----------------
Total                                                                               15,707              15,596
                                                                         =================   =================

(*)  Include accrued interest, if applicable.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                     Foreign Currency Assets and Liabilities
           Balance Sheet as of December 31, 2007 and December 31, 2006
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

                                                                      Schedule G

                                                                            Amount in                              Amount in
                                                                            Argentine                              Argentine
                                                                            currency                               currency
                                      Amount and type of                      as of         Amount and type of       as of
Captions                               foreign currency      Quotation       12.31.07        foreign currency       12.31.06
---------------------------------   ---------------------   ------------   ------------   ---------------------   ------------
Assets
Current assets
Cash and due from banks
 - Cash                              US$             0.16          3.109              1    US$            12.85             39
Investments
 - Deposits in special current
    accounts                         US$           497.76          3.109          1,548    US$             9.75             29
 - Mutual Funds                      US$           712.45          3.109          2,215    US$             1.30              4
 - Time deposits                     US$         3,174.70          3.109          9,870    US$         4,327.98         13,079
 - Negotiable obligations            US$           213.85          3.109            665    US$       106,822.30        322,817
Other receivables
 - Deposit as per Decree 616/2005    US$           24,000          3.109         74,616    US$                -              -
 - Promissory notes receivable       US$                -          3.109              -    US$         4,753.42         14,365
                                                                           ------------                           ------------
Total Current Assets                                                             88,915                                350,333
                                                                           ------------                           ------------
Non-current assets
Other receivables
 - Sundry debtors                    US$           617.31          3.109          1,919    US$           617.31          1,866
 - Promissory notes receivable       US$        13,995.04          3.109         43,511    US$                -              -
Investments
 - Negotiable obligations            US$           624.97          3.109          1,943    US$           833.30          2,518
 - Equity investments                US$           861.49          3.109          2,678    US$           900.30          2,720
                                                                           ------------                           ------------
Total Current Assets                                                             50,051                                  7,104
                                                                           ------------                           ------------
Total assets                                                                    138,966                                357,437
                                                                           ============                           ============
Liabilities
Current liabilities
Loans
From financial institution from
 abroad                              US$        20,721.11          3.149         65,251    US$                -              -
Other liabilities
 - Sundry creditors                  US$             3.18          3.149             10    US$             0.52              2
 - Provision for expenses            US$           281.33          3.149            886    US$           256.06            784
                                                                           ------------                           ------------
Total Current Liabilities                                                        66,147                                    786
                                                                           ------------                           ------------
Non-current liabilities
Loans
From financial institution from
 abroad                              US$           62,000          3.149        195,238    US$                -              -
                                                                           ------------                           ------------
Total Non-Current Liabilities                                                   195,238                                      -
                                                                           ------------                           ------------
Total Liabilities                                                               261,385                                    786
                                                                           ============                           ============

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
       Information required by Section 64, subsection b) of Law No. 19550
                  For the fiscal year ended December 31, 2007,
              in comparative format with the previous fiscal year.
                     (figures stated in thousands of pesos)

                                                                      Schedule H

                                                 Total as of   Administrative    Total as of
Captions                                           12.31.07       Expenses         12.31.06
---------------------------------------------   -------------  --------------   -------------
Salaries and social security contributions              1,933           1,933           1,506
Bonuses                                                   251             251              93
Entertainment, travel, and per diem                        28              28              95
Services to the staff                                      67              67              42
Training expenses                                           2               2              36
Retirement insurance                                      672             672             401
Directors' and Syndics' fees                              933             933             702
Fees for services                                       3,522           3,522           2,033
Taxes                                                   6,186           6,186           4,305
Security services                                           4               4               4
Insurance                                                 326             326             388
Stationery and office supplies                             29              29              24
Electricity and communications                             72              72              82
Maintenance expenses                                        9               9               5
Depreciation of fixed assets                               89              89              99
Bank charges (*)                                           23              23              13
Condominium Expenses                                       34              34              25
General expenses (*)                                      776             776             604
Vehicle expenses                                           90              90              20
Leasing of brand (*)                                       65              65              59
                                                -------------  --------------   -------------
Totals                                                 15,111          15,111          10,536
                                                =============  ==============   =============

(*) Balances net of eliminations corresponding to transactions conducted with companies included in section 33 of Law No. 19550. See Note 12 to the financial statements.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
         Additional Information to the Notes to the Financial Statements
   For the fiscal year commenced January 1, 2007 and ended December 31, 2007, presented in comparative format with the previous fiscal year.
                     (figures stated in thousands of pesos)

NOTE 1: SIGNIFICANT SPECIFIC LEGAL SYSTEMS ENTAILING CONTINGENT EXPIRATION OR RESURGENCE OF BENEFITS ENVISAGED BY THOSE REGULATIONS
            None.

NOTE 2: SIGNIFICANT CHANGES IN THE COMPANY ACTIVITIES OR OTHER SIMILAR CIRCUMSTANCES THAT OCCURRED DURING THE PERIODS COVERED BY THE FINANCIAL STATEMENTS WHICH MAY HAVE AN EFFECT ON THEIR COMPARISON WITH THOSE PRESENTED IN PREVIOUS PERIODS, OR THOSE THAT SHALL BE PRESENTED IN FUTURE PERIODS.
            None.

NOTE 3:     CLASSIFICATION OF RECEIVABLES AND DEBT BALANCES
            a)  Receivables: See Note 9 to the financial statements.
            b)  Debts: See Note 9 to the financial statements.

NOTE 4: CLASSIFICATION OF RECEIVABLES AND DEBTS ACCORDING TO THEIR FINANCIAL EFFECTS
            a) Receivables: See Notes 1.a., 1.b. and 9 and Schedule G to the financial statements.
            b) Debts: See Notes 1.a., 1.b. and 9 and Schedule G to the financial statements.

NOTE 5: BREAKDOWN OF PERCENTAGE OF EQUITY INVESTMENTS - SECTION 33 OF LAW No. 19,550
            See Note 11 and Schedule C to the financial statements.

NOTE 6: RECEIVABLES FROM OR LOANS GRANTED TO DIRECTORS OR SYNDICS OR THEIR RELATIVES UP TO THE SECOND DEGREE INCLUSIVE
            As of December 31, 2007 and December 31, 2006 there were no receivables from or loans granted to directors or syndics or their relatives up to the second degree inclusive.

NOTE 7:     PHYSICAL INVENTORY OF INVENTORIES
            As of December 31, 2007 and December 31, 2006, the Company did not have any inventories.

NOTE 8:     CURRENT VALUES
            See Notes 1.c. and 1.d. to the financial statements.

NOTE 9:     FIXED ASSETS
            See Schedule A to the financial statements.
            a) Fixed assets that have been technically appraised: As of December 31, 2007 and December 31, 2006, the Company did not
                have any fixed assets that have been technically appraised.
            b)  Fixed assets not used because they are obsolete: As of December
                31, 2007 and December 31, 2006, the Company did not have any obsolete fixed assets which have a book value.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
   Additional Information to the Notes to the Financial Statements (Continued)
                     (figures stated in thousands of pesos)

NOTE10:     EQUITY INVESTMENTS
            The Company is engaged in financial and investment activities, so the restrictions of Section 31 of Law No. 19,550 do not apply to its equity investments in other companies.

NOTE 11:    RECOVERABLE VALUES
            As of December 31, 2007 and December 31, 2006, the criterion followed by the Company for determining the recoverable value of its fixed assets consisted in using their economic utilization value, based on the possibility of absorbing future depreciation charges with the profits reported by it.

NOTE 12:    INSURANCE
            As of December 31, 2007 and December 31, 2006, the breakdown of insurance policies taken out by the Company for its fixed assets was as follows:

                                                                                   Book Value   Book Value
                                                                         Insured     as of        as of
            Insured assets                  Risks covered                 amount    12.31.07     12.31.06
            --------------------  -----------------------------------   --------   ----------   ----------
            Office Assets         Fire, thunderbolt, and/or explosion        200            5            5


NOTE 13:    POSITIVE AND NEGATIVE CONTINGENCIES
            a) Elements used for the calculation of provisions, the total or partial balances of which exceed two percent of Shareholders' equity:
                None.
            b) Contingencies which, at the date of the financial statements, are not of remote occurrence, the effects of which have not been given accounting recognition: As of December 31, 2007 and December 31, 2006 there were no contingencies which are not of remote occurrence and the effects of which have not been given accounting recognition.

NOTE 14:    IRREVOCABLE ADVANCES TOWARDS FUTURE SHARE SUBSCRIPTIONS
            a)  Status of capitalization arrangements:
                As of December 31, 2007 and December 31, 2006, there were no irrevocable contributions towards future share subscriptions.

            b)  Cumulative unpaid dividends on preferred shares:
                As of December 31, 2007 and December 31, 2006, there were no cumulative unpaid dividends on preferred shares.

NOTE 15:    RESTRICTIONS ON THE DISTRIBUTION OF RETAINED EARNINGS
            See Note 13 to the financial statements.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
        Supplementary and Explanatory Statement by the Board of Directors
   For the fiscal year commenced January 1, 2007 and ended December 31, 2007, presented in comparative format with the previous fiscal year.
                     (figures stated in thousands of pesos)

Pursuant to the provisions of the standards regarding accounting documentation of the Cordoba Stock Exchange Regulations, the Board of Directors hereby submits the following supplementary and explanatory information.

A.   Current Assets:
a)   Receivables:
1)   See Note 9 to the financial statements.
2)   See Notes 3 and 9 to the financial statements.
3) As of December 31, 2007 and December 31, 2006, the Company had not set up any allowances or provisions.

b)   Inventories:
As of December 31, 2007 and December 31, 2006, the Company did not have any inventories.

B.   Non-Current Assets:
a)   Receivables:
As of December 31, 2007 and December 31, 2006, the Company had not set up any allowances or provisions.

b)   Inventories:
As of December 31, 2007 and December 31, 2006, the Company did not have any inventories.

c)   Investments:
See Note 11 and Schedule C to the financial statements.

d)   Fixed assets:
1) As of December 31, 2007 and December 31, 2006, the Company did not have any fixed assets that have been technically appraised.
2) As of December 31, 2007 and December 31, 2006, the Company did not have any obsolete fixed assets which have a book value.

e)   Intangible assets:
1)   See Note 1.e and Schedule B.
2) As of December 31, 2007 and December 31, 2006, there were no deferred charges.

C.   Current Liabilities:
a)   Liabilities:
1)   See Note 9 to the financial statements.
2)   See Notes 4, 5, 6, 7 and 9 to the financial statements.

D.   Allowances and provisions:
As of December 31, 2007 and December 31, 2006, the Company had not recorded any allowances or provisions.

E.   Foreign Currency Assets and Liabilities:
See Note 1.b. and Schedule G to the financial statements.

F.   Shareholders' Equity:
1) As of December 31, 2007 and December 31, 2006, the Shareholders' Equity did not include the Irrevocable Advances towards future share issues account.
2) As of December 31, 2007 and December 31, 2006, the Company had not set up any technical appraisal reserve; nor has it reversed any reserve of that kind.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
  Supplementary and Explanatory Statement by the Board of Directors (Continued)
                     (figures stated in thousands of pesos)

G.   Miscellaneous:
1) The Company is engaged in financial and investment activities, so the restrictions of Section 31 of Law No. 19,550 do not apply to its equity investments in other companies.

2)   See Notes 9 and 12 to the financial statements.

3) As of December 31, 2007 and December 31, 2006 there were no receivables from or loans granted to directors or syndics or their relatives up to the second degree inclusive.

4)   See Notes 9 and 12 to the financial statements.

5) As of December 31, 2007 and December 31, 2006, the breakdown of insurance policies taken out by the Company for its fixed assets was as follows:

                                                             Insured    Book Value as   Book Value as
Insured assets                  Risks covered                 amount     of 12.31.07     of 12.31.06
--------------------  -----------------------------------   --------   --------------   -------------
Office Assets         Fire, thunderbolt, and/or explosion        200                5               5


6) As of December 31, 2007 and December 31, 2006, there were no contingencies highly likely to occur which have not been given accounting recognition.

7) As of December 31, 2007 and December 31, 2006, the Company did not have any receivables or debts including implicit interest or index adjustments.

The Company has complied with the requirements of Section 65 of Law No. 19,550 in these financial statements.

Autonomous City of Buenos Aires, February 13, 2008.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
              Informative Review as of December 31, 2007 and 2006.
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

Grupo Financiero Galicia S.A.'s purpose is to become a leading company devoted to providing comprehensive financial services and, at the same time, to continue to strengthen Banco de Galicia y Buenos Aires S.A.'s position as one of the leading companies in Argentina. This strategy shall be carried out by supplementing the operations and business conducted by Banco de Galicia y Buenos Aires S.A. through equity investments in companies and undertakings, either existing or to be created, engaged in financial activities as they are understood in the modern economy.

The income for the fiscal year ended December 31, 2007 reported by the Company amounts to $ 46,037. This profit has been mainly generated as a consequence of the valuation of equity investments in our subsidiaries.

On April 27, 2006, the Ordinary and Extraordinary Shareholders' Meeting was held, resolving to restore the Legal Reserve that had been used to absorb negative retained earnings of fiscal year ended December 31, 2004, according to what was determined on April 28, 2005 by the Ordinary and Extraordinary Shareholders' Meeting, to create the Legal Reserve for the fiscal year complying with applicable regulations and, with the remnants, to create a Discretionary Reserve with the purpose of affording future needs and enterprises of the Company and its controlled companies.

The Ordinary Shareholders' Meeting was held on October 11, 2006, which decided that Grupo Financiero Galicia S.A., in Banco de Galicia y Buenos Aires S.A.'s Shareholders Meeting, voted for the approval of the proposals submitted by the Bank's Board of Directors in regard to a capital increase and stock issuance. (See Note 22 to the consolidated financial statements).

On April 26, 2007, the Ordinary Shareholders' Meeting of Grupo Financiero Galicia S.A. resolved to absorb the loss accounted for in the Retained Earnings account of fiscal year ended on December 31, 2006 through the partial allocation to the Discretionary Reserve.

On July 24, 2007 Grupo Financiero Galicia S.A. subscribed an unsecured loan in US Dollars for the amount of US$ 80,000, which use, net of the cash reserves established by Decree No. 616/2005, was for paying Banco de Galicia y Buenos Aires S.A's shares.

On July 27, 2007 Grupo Financiero Galicia S.A. subscribed and paid in 93,604,637 class "B" shares with a face value of $ 1 (one Peso) of Banco de Galicia y Buenos Aires S.A. Payment of shares was made in cash for $175,299 and negotiable obligations from Banco de Galicia y Buenos Aires due in 2014, with a face value of US$ 102,200.

Regarding Banco Galicia Uruguay S.A., it is worth noting that the company has created a "Negotiable Obligations Issuance Program" in order to convert privately issued Negotiable Obligations due in 2011 into publicly issued Negotiable Obligations and, also, to offer holders of "transferable book-entry time-deposit certificates" the possibility to exchange said certificates for the abovementioned Negotiable Obligations. On October 17, 2006, Series I of said program was issued. Grupo Financiero Galicia S.A. subscribed said exchange for a face value of US$ 1,042. On August 31, 2007, the first installment of the amortization of the above-referred negotiable obligations, together with the amount corresponding to interest accrued to such date, was collected.

BALANCE SHEET FIGURES

                                  12.31.07      12.31.06      12.31.05      12.31.04      12.31.03
                                 -----------   -----------   -----------   -----------   -----------
Assets
Current Assets                       102,227       353,102         7,022        38,071        31,408
Non-current assets                 1,819,280     1,266,215     1,631,423     1,541,156     1,433,061
                                 -----------   -----------   -----------   -----------   -----------
Total assets                       1,921,507     1,619,317     1,638,445     1,579,227     1,464,469
                                 ===========   ===========   ===========   ===========   ===========
Liabilities
Current Liabilities                   71,758        10,843        11,663        33,265         1,726
Non-current liabilities              195,244             6             6        26,424        43,360
                                 -----------   -----------   -----------   -----------   -----------
Total Liabilities                    267,002        10,849        11,669        59,689        45,086
                                 -----------   -----------   -----------   -----------   -----------
Shareholders' equity               1,654,505     1,608,468     1,626,776     1,519,538     1,419,383
                                 -----------   -----------   -----------   -----------   -----------
Total                              1,921,507     1,619,317     1,638,445     1,579,227     1,464,469
                                 ===========   ===========   ===========   ===========   ===========

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
         Informative Review as of December 31, 2007 and 2006.(Continued)
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

NET INCOME STATEMENT FIGURES

                                  12.31.07      12.31.06      12.31.05      12.31.04      12.31.03
                                 -----------   -----------   -----------   -----------   -----------
Ordinary operating result             50,196       (93,098)      198,726      (111,734)     (208,887)
Financial results                       (158)      118,209         9,961        13,229       (19,241)
Other income and expenses               (853)        1,620      (133,832)        1,522         5,908
                                 -----------   -----------   -----------   -----------   -----------
Ordinary net income/(loss)            49,185        26,731        74,855       (96,983)     (222,220)
Income tax                            (3,148)      (45,645)       32,383       (12,888)            -
                                 -----------   -----------   -----------   -----------   -----------
Net income/(loss)                     46,037       (18,914)      107,238      (109,871)     (222,220)
                                 ===========   ===========   ===========   ===========   ===========

RATIOS

                                  12.31.07      12.31.06      12.31.05      12.31.04      12.31.03
                                 -----------   -----------   -----------   -----------   -----------
Liquidity                           1.424608     32.564973      0.602075      1.144476     18.196987
Credit standing                     6.196602    148.259563    139.410061     25.457589     31.481679
Yield                               0.028516     (0.011484)     0.067674     (0.073292)    (0.145734)
Capital assets                      0.946799      0.781944      0.995714      0.975893      0.978553

The individual financial statements have been considered in order to disclose the Balance Sheet figures and net Income statement figures, as the consolidated financial statements are presented in line with the provisions of Communique "A" 3147 from the Argentine Central Bank and supplementary regulations regarding financial reporting requirements for the publication of quarterly and annual financial statements, and observing the guidelines of Technical Pronouncement No. 8 of the Argentine Federation of Professional Councils in Economic Sciences.

Equity investments in other companies

o    Banco de Galicia y Buenos Aires S.A.
     See the above-mentioned Note 16 to the consolidated financial statements.

o    Net Investment S.A.
     In July 2006, the Board of Directors of Net Investment S.A., together with the Board of Directors of its controlled companies, B2Agro S.A. and Tradecom Argentina S.A., decided to merge the companies in order to reduce administrative and managing costs, which were favored as a result of the legal unification.

     On August 14, 2006 the Extraordinary Shareholders' Meetings of the above-mentioned companies approved the merger, being Net Investment S.A the absorbing company that purchased the whole of B2Agro S.A. and Tradecom Argentina S.A's equity. These two Companies were dissolved without liquidation.

     On December 6, 2006, the paperwork related to the abovementioned merger was submitted before the Board of Legal Entities, as well as that related to the liquidation of B2Agro S.A and Tradecom Argentina S.A. and that necessary to change the corporate purpose of Net Investment S.A. All of them were recorded on February 1, 2007.

     Due to the need to include the activity Net Investment S.A. started carrying out as a consequence of the aforementioned reorganization, the Corporate Bylaws were amended. The new corporate purpose is to develop and operate electronic businesses through the Internet.

     In line with the business policy developed during fiscal year 2006, during fiscal year ended December 31, 2007, Net Investment S.A. continued the improvement of the tools used by its customers as well as the development of new products.

     The operating result recorded as of December 31, 2007 amounted to $ 1,566.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
         Informative Review as of December 31, 2007 and 2006.(Continued)
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

     Future prospects are directly related to the opening of companies towards the automation of their circuits and the constant research carried out by Net Investment S.A. about each company's particular needs in order to meet the increasing demand of automation of the administrative and purchasing circuits.

o    Sudamericana Holding S.A.
     Sudamericana Holding S.A. is a holding company providing life, retirement, property, and casualty insurance and insurance brokerage services. The equity investment held by Grupo Financiero Galicia S.A. in this company is 87.50%. Banco de Galicia y Buenos Aires S.A. has the remaining 12.50%.

     The insurance business undertaken by the Company through its interest in Sudamericana Holding S.A. is part of Grupo Financiero Galicia S.A.'s strategy to strengthen its position as a leading financial services provider.

     Joint production of the insurance companies controlled by Sudamericana Holding S.A. in the life, retirement and property insurance business, during the twelve-month period commenced on January 1, 2007 and ended on December 31, 2007, amounted to $ 145,373. As of December 31, 2007, these companies had approximately 2.6 million insured in all their lines of business.

     From a commercial standpoint, within a more favorable context, the company maintains its purpose of taking advantage of the greater demand for insurance coverage to significantly increase the companies' sales.

     As a result of this effort, the premium volume for the fourth quarter of 2007 exceeded that for the same period of the previous year by 247%.

o    Galicia Warrants S.A.
     Galicia Warrants S.A. was founded in 1993 and, since then, its main purpose has been to provide solutions to short- and mid-term financing and inventory control by means of the issuance of deposit certificates and warrants, pursuant to Law 9,643, which governs such activity as well as the storage of merchandise in general. The equity investment held by Grupo Financiero Galicia S.A. in this company is 87.50%, while the remaining 12.50% interest is held by Banco de Galicia y Buenos Aires S.A.

     In addition to its offices in the city of Buenos Aires, Galicia Warrants S.A. has warehouses and an administrative office in the city of Tucuman, and silo facilities in the city of San Salvador, province of Entre Rios. All of these are part of a policy aimed at expanding its business in different sectors of the country.

     Net income from services increased to $ 7,200, with a pretax net income of $ 2,033. As of the end of the fiscal year, Galicia Warrants S.A. has third parties' merchandise under custody, made up of different products, for $ 60,300.

     Warrants have continued growing in volume during 2007. This expansion has been mainly focused on the agriculture and livestock sector, due to the demand from the most important grain exporters. As regards financing through warrants, this activity has continued being stable, with a lower demand.

     We believe that, in 2008, there will be a higher demand of financing through warrants both in the agricultural and industrial sectors, and an increase in other services that will be supplemental to our primary activity.

o    Galval Agente de Valores S.A.
     Galval Agente de Valores S.A. is a direct user of the free-trade Zone of Montevideo and provides services as a securities agent in Uruguay.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
         Informative Review as of December 31, 2007 and 2006.(Continued)
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

     On February 4, 2005, the Uruguayan Central Bank decided to conclusively confirm the registration of the Company with the Registry of the Stock Exchange.

     As from September, 2005, Galval Agente de Valores S.A. started to operate in a gradual manner and, as of December 31, 2007 it holds customers' securities in custody for US$ 90,244, of which US$ 12,601 correspond to the holding of securities belonging to Grupo Financiero Galicia S.A.

     As of December 31, 2007, Galval Agente de Valores S.A. had recorded income for US$ 565, with a recorded net loss of US$ 39.

     We believe that, during fiscal year 2008, the total number of opened accounts and the deposits held in custody shall experience a substantial increase, what will be reflected in an increase in income from services corresponding to commissions from custody maintenance.

     Furthermore, we believe a significant increase in income from securities trading operations will take place.

The Company's outlook for the next fiscal year is basically linked to the development of the Argentine economy, and particularly the evolution of the financial system.

Autonomous City of Buenos Aires, February 13, 2008.

                  REPORT OF THE SUPERVISORY SYNDICS' COMMITTEE

To the Directors and Shareholders of
Grupo Financiero Galicia S.A.
Tte. Gral. Juan D. Peron 456 - 2nd floor
Autonomous City of Buenos Aires

1. In our capacity as Syndics of Grupo Financiero Galicia S.A., in accordance with the provisions of Section 294, subsection 5 of the Corporations Law, we have examined the Inventory and the Balance Sheet of Grupo Financiero Galicia S.A. (the "Company") as of December 31, 2007, and the related Income Statement, Statement of Changes in Shareholders' Equity and Statement of Cash Flows for the fiscal year then ended, as well as supplementary Notes 1 to 16, Schedules A, B, C, D, G and H, the Additional Information to the Notes to the Financial Statements required by Section 68 of the Buenos Aires Stock Exchange regulations and the Supplementary and Explanatory Statement by the Board of Directors, required by the regulations concerning Accounting Documentation of the Cordoba Stock Exchange, and the Informative Review to that date, which have been submitted by the Company for our consideration. Furthermore, we have examined the consolidated financial statements of Grupo Financiero Galicia S.A. and its controlled companies for the fiscal year ended December 31, 2007, which are presented as supplementary information. The preparation and issuance of those financial statements are the responsibility of the Company. Our responsibility is to issue a report on said documents.

2. Our work was conducted in accordance with standards applicable in Argentina to syndics. Said standards require our examination to be performed in accordance with the professional auditing standards applicable in Argentina and include verifying the consistency of the documents reviewed with the information concerning corporate decisions, as disclosed in minutes, and the conformity of those decisions with the law and the bylaws insofar as concerns formal and documental aspects. For purposes of our professional work, we have reviewed the work performed by the external auditors of the Company, Price Waterhouse & Co. SRL, who issued their auditors' report on February 13, 2008. Said review included verifying the work plans and the nature, scope and timing of the procedures applied and the results of the audit performed by said professionals. An audit requires the auditor to plan and carry out the auditing work in order to obtain reasonable assurance that the financial statements are free of untruthful represemtations or material errors, and form an opinion on the fairness of the relevant information included in the financial statements. An audit involves examining, on a selective test basis, the evidence supporting the amounts and the information disclosed in the financial statements, assessing the accounting standards used and the significant estimates made by the Company, as well as evaluating the overall presentation of the financial statements.

     Given that it is not the responsibility of the Committee to exercise any management control, our examination did not extend to the business criteria and decisions of the different areas of the Company, as these matters are the exclusive responsibility of the Company's Board of Directors. We also report that, in performance of the legality control that is part of our field of competence, during this fiscal year we have applied the procedures described in Section 294 of Law No. 19550, which we deemed necessary according to the circumstances.

     In addition, we have verified that the Additional Information to the Notes to the Financial Statements, the Supplementary and Explanatory Statement by the Board of Directors, and the Informative Review, for the fiscal year ended December 31, 2007, contain the information required by Section 68 of the Buenos Aires Stock Exchange regulations, Section 2 of the Standards concerning Accounting Documentation of the Cordoba Stock Exchange Regulations and Regulations of the National Securities Commission, respectively, and insofar as concerns our field of competence, that the numerical data contained therein are in agreement with the Company's accounting records and other relevant documentation. Assumptions and projections on future events contained in that documentation are the exclusive responsibility of the Company's Board of Directors. We believe that our work provides us with a reasonable basis for our report.

3. Banco de Galicia y Buenos Aires S.A. has prepared its financial statements following the valuation and disclosure criteria established by Argentine Central Bank regulations, which have been taken as the basis for calculating the equity method value and preparing the consolidated financial statements of the Company. As mentioned in Note 2.c to the consolidated financial statements, those criteria for valuing certain assets and liabilities and the regulations on financial reporting issued by the control body differ from the professional accounting standards applicable in the Autonomous City of Buenos Aires.

4. In our opinion, the financial statements attached hereto present fairly, in all material respects, the financial condition of Grupo Financiero Galicia S.A. as of December 31, 2007 the results of its operations, the change in shareholders' equity and the cash flows for the fiscal year then ended, and the consolidated financial condition as of December 31, 2007, the consolidated results of its operations and the consolidated cash flows for the fiscal year then ended, in accordance with Argentine Central Bank regulations and, except as indicated in paragraph 3 above, with the accounting standards applicable in the Autonomous City of Buenos Aires. In performance of the legality control, we have no observations to make.

     As regards the Additional Information to the Notes to the Financial Statements, the Supplementary and Explanatory Statement by the Board of Directors, and the Informative Review, for the fiscal year ended December 31, 2007, we have no observations to make insofar as concerns our field of competence, and the assertions on future events are the exclusive responsibility of the Company's Board of Directors.

5. Furthermore, we report that: a) the accompanying financial statements and the corresponding inventory stem from accounting records kept, in all formal aspects, in compliance with legal regulations prevailing in Argentina; b) as called for by Resolution No. 368 of National Securities Commission ("C.N.V.") concerning the independence of external auditors as well as the quality of the auditing policies applied by them and the Company's accounting policies, the abovementioned external auditor's report includes a representation indicating that the auditing standards in force have been observed, which standards include independence requirements, and contain no observations relative to the application of said professional accounting standards, except as mentioned in their report as concerns the application of the rules issued by the Argentine Central Bank, which prevail over the professional accounting standards.

Autonomous City of Buenos Aires, February 13, 2008.


                                                            Supervisory Syndics'
                                                                 Committee

                                Auditor's report

To the Chairman and Directors of
Grupo Financiero Galicia S.A.
Legal address
Tte. Gral. Juan D. Peron 456 - 2nd floor
Autonomous City of Buenos Aires

C.U.I.T. 30-70496280-7

1. We have performed an audit of the Balance Sheet of Grupo Financiero Galicia S.A. as of December 31, 2007 and December 31, 2006, and the related income statements, statements of changes in shareholders' equity and statements of cash flows for the fiscal years then ended, as well as supplementary Notes 1 to 16 and Schedules A, B, C, D, G and H, the Additional Information to the Notes to the Financial Statements required by Section 68 of the Buenos Aires Stock Exchange regulations, and the Supplementary and Explanatory Statement by the Board of Directors, as required by the Rules on Accounting Documents set forth by the Regulations of the Cordoba Stock Exchange and the Informative Review to those dates, which supplement them. Furthermore, we have performed an audit of the consolidated Balance Sheet of Grupo Financiero Galicia S.A. as of December 31, 2007 and 2006, and the consolidated income statements for the fiscal years then ended and the consolidated statements of cash flows for the fiscal year ended December 31, 2007, together with Notes 1 to 26, which are presented as supplementary information. The preparation and issuance of those financial statements are the responsibility of the Company. Our responsibility is to issue an opinion on the financial statements based on the audit we performed.

2. Our examination has been carried out in accordance with the auditing standards applicable in Argentina, which have been approved by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires ("C.P.C.E.C.A.B.A."). Said auditing standards require auditors to plan and carry out the auditing work in order to obtain reasonable assurance that the financial statements are free of material errors, and form an opinion on the fairness of the relevant information disclosed in the financial statements. An audit involves examining, on a selective test basis, the evidence supporting the amounts and the information disclosed in the financial statements. An auditing process also involves an assessment of the applied accounting standards and significant estimates issued by the Company, as well as an evaluation of the general presentation of the financial statements. We believe that the audit performed provides a reasonable basis for our opinion.

3. The subsidiary Banco de Galicia y Buenos Aires S.A. has prepared its financial statements following the valuation and disclosure criteria established by Argentine Central Bank regulations, which have been taken as the basis for calculating the equity method value and preparing the Company's consolidated financial statements. As mentioned in Note 2.c to the consolidated financial statements, the abovementioned valuation criteria regarding certain assets and liabilities, and the regulations on the financial reporting issued by the control body, differ from the Argentine professional accounting standards in force in the City of Buenos Aires.

4.   In our opinion:

     a) the financial statements of Grupo Financiero Galicia S.A. fairly present, in all material respects, its financial condition as of December 31, 2007 and 2006, and the results of its operations, the changes in shareholders' equity and the cash flows for the fiscal years then ended, in accordance with Argentine Central Bank regulations and, except for the departures from professional accounting standards stated in item 3 above, with accounting standards applicable in the City of Buenos Aires.

     b) the consolidated financial statements of Grupo Financiero Galicia S.A. and its controlled companies present fairly, in all material respects, their consolidated financial condition as of December 31, 2007 and 2006, the consolidated results of their operations for the fiscal years then ended, and the consolidated cash flows for the fiscal year ended December 31, 2007, in accordance with Argentine Central Bank regulations and, except for the departures from professional accounting standards stated in item 3 above, with accounting standards applicable in the City of Buenos Aires.

5.   As called for by the regulations in force, we report that:

     a) The financial statements of Grupo Financiero Galicia S.A. and its consolidated financial statements have been transcribed to the "Inventory and Balance Sheet" book and, insofar as concerns our field of competence, are in compliance with the provisions of the Law Governing Commercial Companies, and pertinent resolutions of the National Securities Commission.

     b) The financial statements of Grupo Financiero Galicia S.A. and its consolidated financial statements arise from accounting record systems kept in all formal respects as called for by prevailing legal regulations, which systems maintain the security and integrity conditions based on which they were authorized by the National Securities Commission.

     c) We have read the Additional Information to the Notes to the Financial Statements required by Section 68 of the Buenos Aires Stock Exchange regulations, the Supplementary and Explanatory Statement by the Board of Directors, required by the regulations concerning Accounting Documentation of the Cordoba Stock Exchange and the Informative Review as of December 31, 2007 and 2006, about which, insofar as concerns our field of competence, we have no significant observations to make other than the one mentioned in item 3 above. Projections about future events contained in that information are the exclusive responsibility of the Company's Board of Directors.

     d) As of December 31, 2007, Grupo Financiero Galicia S.A.'s accrued debt with the Integrated Pension and Survivor's Benefit System, which stems from the accounting records, amounted to $ 49,301.81, which was not yet due at that date.

Autonomous City of Buenos Aires, February 13, 2008.


PRICE WATERHOUSE & CO. S.R.L.

                               (Partner)
----------------------------------------
   C.P.C.E.C.A.B.A. T DEG. 1 F DEG. 17
           Santiago J. Mignone
         Public Accountant (UBA)
C.P.C.E. Autonomous City of Buenos Aires
        T(degree)233 F(degree)237